49

03007980

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Old Mutual

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 16 2003
THOMSON FINANCIAL

FILE NO. 82- 4974 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY:

DATE : 4/10/03

82-4974



03 APR -8 7:21
ARIS
12-31-02

THE STRENGTH OF DIVERSITY THE POWER OF FOCUS

OLD MUTUAL plc

Annual Report and Accounts 2002

OLD MUTUAL PLC IS AN INTERNATIONAL FINANCIAL SERVICES GROUP WHOSE ACTIVITIES ARE FOCUSED ON ASSET GATHERING AND ASSET MANAGEMENT

CONTENTS

We offer a diverse range of financial services in three principal geographies, South Africa, the United States and the United Kingdom.

SA

In South Africa, we are the largest financial services business, through our life assurance, asset management, banking and general insurance operations.

US

In the United States, we are one of the top ten fixed annuity businesses and our multi-style asset management business offers an array of specialist asset management skills.

In the UK, we focus on wealth management. Gerrard, our largest UK operation, is one of the leading private client stockbroking businesses in the country.

FINANCIAL HIGHLIGHTS FOR 2002

- Group operating profit[1] up 8% in Rand to R11,431 million, but down 15% in Sterling to £724 million
- Operating earnings per share[1], at 11.3p, 7% lower than in 2001 in Sterling, up 20% to 179 cents in Rand terms
- Record life sales of £557 million on an Annual Premium Equivalent basis
- Record value of life assurance new business at £130 million (after tax)
- Asset management results resilient in difficult market conditions, with net positive cash inflows of over $5 billion (including $3.3 billion from our US life operations) in the USA
- Return on equity 16%
- Final dividend unchanged at 3.1p[2]

[1]Operating profit is based on a long term investment return, before goodwill amortisation and impairment, write-down of investment in Dimension Data Holdings plc, Nedcor restructuring and integration costs and non-operating items. Operating earnings per share are stated on the same basis, but after tax and minority interests.

[2]The dividend recommended (final 3.1p per share, making 4.8p per share for the year) will be converted, for payment to shareholders on the branch registers and the Namibian section of the principal register, into local currency at exchange rates ruling on 3 April 2003.

OPERATING PROFIT[3] (£m/Rm)


UK and Rest of World
USA
South Africa
£693
R6,834
£973
R10,237
£973
R12,050
£804
R12,694
1999
2000
2001
2002

FUNDS UNDER MANAGEMENT (£bn/Rbn)


UK and Rest of World
USA
South Africa
£45
R446
£169
R1,909
£143
R2,494
£124
R1,707
1999
2000
2001
2002

SMOOTHED OPERATING PROFIT[4] (£m/Rm)


£
Rand
£661
R6,518
£911
R9,585
£856
R10,601
£724
R11,431
1999
2000
2001
2002

ACHIEVED PROFITS SHAREHOLDERS' FUNDS (£m/Rm)


Value of in-force
Market value excess of listed subsidiaries
Equity shareholders funds
£5,414
R53,794
£5,553
R62,831
£3,522
R61,364
£3,928
R54,267
1999
2000
2001
2002

NEW BUSINESS ANNUAL PREMIUM EQUIVALENT (£m/Rm)


UK and Rest of World
USA
South Africa
£337
R3,322
£338
R3,556
£361
R4,547
£557
R8,791
1999
2000
2001
2002

DIVIDEND PER SHARE (p/c)

*indicative only


p
c
4.0p
39.3c
4.7p
49.5c
4.8p
72.3c
4.8p
69.6c*
1999
2000
2001
2002

[3] Based on a long term investment return, before goodwill amortisation and impairment, write-down of investment in Dimension Data Holdings plc, Nedcor restructuring and integration costs, other shareholders' income and expenses, debt service costs and write-down of strategic investments.
[4] Operating profit[3] after other shareholders' income and expenses, debt service costs and write-down of strategic investments.

Our strength is the diversity of our businesses and in 2002 we delivered growth where markets permitted.



MIKE LEVETT
CHAIRMAN

DEAR SHAREHOLDER,
During 2002, your company demonstrated its resilience in the face of some particularly difficult trading conditions, with equity markets falling significantly for the third year running in the USA and the UK.

A number of our businesses are reliant on the level of assets under management or on activity levels in stock markets, so the Group was directly affected by these conditions in the equity markets. Consumer confidence levels also had an impact on monies invested for the long term through our South African life businesses. In addition, our core South African life and banking businesses were affected during 2002 by the high levels of interest rates that prevailed in South Africa following the severe decline in the external value of the Rand late in 2001.

Despite the challenging market background in the USA and the UK and the high interest rate environment in South Africa, we gained strength from the diversity of our businesses in 2002, and delivered growth where markets permitted.

Our banking subsidiary, Nedcor, acquired the sixth largest South African banking group, BoE Limited, during the year. This has made Nedcor the leading South African bank on some measures. The acquisition also helped to underpin confidence in the South African banking sector.

Our US life business, acquired in 2001, had a particularly successful year, with record premiums. Our US asset management businesses attracted significant levels of new assets and their overall investment performance continued to score well against industry benchmarks. In the UK, we took steps, with the disposals made during 2002, to refocus our strategy. South African life remained solid and resilient, and Mutual & Federal continued its strong track record in general insurance.

DIVIDEND
Your directors are proposing a maintained final dividend of 3.1p per share, making a total dividend for the year of 4.8p per share. The dividend is covered 2.4 times by operating earnings per share.

ANNUAL GENERAL MEETING 2003
There are a number of items of special business included in the agenda for our AGM, which is to be held in London on 16 May 2003. The notice of the AGM is set out on pages 150 and 151, and the accompanying notes on pages 152 and 153 provide further details and explanation of these matters.

We shall be seeking your approval of the Remuneration Report by way of an advisory vote, and I trust that it will attract your support.

We are also proposing that the existing authorities that would enable the Company to buy back its shares on the five exchanges where they are listed be renewed for a further year. These authorities were not activated during 2002, and we have no immediate plans to use them in the forthcoming year, but they do provide the Company with desirable flexibility to take action if circumstances appear to be propitious and spare funds are available.

BOARD AND MANAGEMENT
We continue to keep the composition of the Board under review to ensure that the right mix of skills is available. Nigel Andrews joined the Board as a non-executive director in June 2002. His experience of US business, including US financial services, is already proving invaluable, and I am delighted to welcome him on your behalf. His appointment, along with that of Rudi Bogni in February 2002 which I noted in last year's Report, has strengthened the Board's complement of non-executive Directors, and the range of experience they provide to executive management is enormous.

Mr Stuart and Mr Joubert will retire this year when they reach the age of 70. Mr Stuart has stepped down as Chairman of the Nomination Committee and as senior non-executive Director, and been replaced by me, in the former role, and Mr Collins in the latter role. My thanks go to all members of the Board for their wise counsel and support during 2002.

In a difficult year, our management and employees around the Group have shown their continued dedication and commitment, and a determination to succeed in delivering value. On behalf of the Board and all the Company's shareholders, I would like to convey our sincere appreciation to each of them.

Mike Levett
Chairman
24 February 2003

THE STRENGTH OF DIVERSITY THE POWER OF FOCUS

2002 was another challenging year in world stock markets, and the strength of the diversity of our businesses has been demonstrated in these results. We have been focused on driving performance from our major acquisitions and realising synergies around the Group. The economics of the long term savings industry remain compelling, and we are well positioned to take advantage of opportunities as they arise.


JIM SUTCLIFFE
CHIEF EXECUTIVE

OUR RESULTS SHOWED THE BENEFITS OF THE DIVERSITY THAT OUR RECENT ACQUISITIONS HAVE PROVIDED.



2002 was a year of bedding down for Old Mutual on its path to internationalisation. Each of our recent acquisitions in the USA and UK made progress towards its long term goals. Our acquisition of BoE made us the largest bank in South Africa by some measures, and our core South African life assurance business had a solid year in tough conditions.

Our results showed the benefits of the diversity that our recent acquisitions have provided. We struggled with poor equity markets and volatile currencies, but advanced strongly where the environment was favourable, as in the US fixed income market. We now have a mix of equity and fixed interest-based businesses, with a good spread of both retail and institutional clients. With some 60% of our business in South Africa, 30% in the USA and 10% in the UK, we were able to produce a resilient set of results.

Group operating profit[1] for 2002 totalled £724 million, whilst operating earnings per share[1] (EPS) were 11.3p (2001: £856 million and 12.1p (both restated) respectively). A significant increase in US life profit and 10% increase in South African life profit in Rand offset the impact of poor equity markets, the dramatic fall in the Rand in late 2001, and currency translation losses at Nedcor. Results in Rand were better – operating profit increased 8% and EPS 20%. Return on equity remained very satisfactory

[1]Operating profit is based on a long term investment return, before goodwill amortisation and impairment, write-down of investment in Dimension Data Holdings plc, Nedcor restructuring and integration costs and non-operating items. Operating earnings per share are stated on the same basis, but after tax and minority interests.



at 16%. Our embedded value (adjusted for market value uplift of listed subsidiaries) increased by 12% to £3.9 billion, as the Rand strengthened during 2002, but reduced in Rand to R54.3 billion for the same reason.

We had record life sales of £557 million (on an Annual Premium Equivalent basis) and record value of life new business of £130 million (after tax). We had particularly strong results in the USA (included for a full year for the first time), where our fixed interest-based annuity business was well positioned. Customers became more conservative in the face of a downturn in the equity markets and low bank CD rates, and consequently our product offerings were well received. Sales in the USA were three times as high as for the year prior to our ownership. The USA contributed 54% of our total life sales. Our South African sales force (PFA) produced increased sales, particularly of recurring premium products, and we were successful with some large sales of high margin group with-profit annuity (Platinum) business.

Returns to customers have declined sharply in absolute terms, as investment markets have declined. We are conscious of the implications, but we remain convinced that the long term savings industry continues to have an attractive future.

Our asset management businesses showed good relative investment performance for their clients – over 80% of our US institutional clients had returns exceeding their benchmarks for 3 year periods. OMAM(SA) was placed second in the AF Large Manager Watch survey for the year. In the UK, OMAM(UK)'s fund performance continued to improve, with top quartile performance being achieved over the year for all recently launched retail funds.

Group assets under management for our retained businesses declined 14% to £123.6 billion. Net cash inflow of $5.1 billion in the USA, our emphasis on value investing, and the considerable fixed interest component produced this creditable result, which compared favourably with declines of 22% in the S&P 500 Index, 32% in the NASDAQ Composite Index, and 24% in the FTSE 100 Index.

We made a small profit at Gerrard in very tough conditions as a result of sharp cuts in expenses. Mutual & Federal delivered its customary tidy profit.

RECORD LIFE SALES WERE ACHIEVED IN THE USA


Mid
VWAP
C-VWAP
52Wk Hi
2.98%
460
460 6,178
460½ 1,100
461 3,000
461 3,000
3,750
470 1,700
Trader




Rush hour starts at 4:30pm

CAPITAL ADEQUACY REMAINS HEALTHY IN ALL OF OUR BUSINESSES

During 2002 we made substantial progress in increasing the strategic focus of the Group. Our planned disposal programme and the consolidation of our 2000 and 2001 acquisitions are now largely complete.



THE DIVERSE NATURE OF OUR BUSINESS ALLOWS US TO BE RESILIENT TO DIFFICULT MARKET CIRCUMSTANCES

As mentioned above, we expanded our South African footprint by acquiring BoE, the sixth largest bank in South Africa. This was in line with our stated strategy of participating in the consolidation in the industry. We plan to deliver some R900 million per annum of synergies in 2006. BoE was under stress when it was purchased. It has returned results in line with expectations in the first six months and deposits have been strong, showing that customer confidence has been restored.

During the year we made substantial progress in increasing the strategic focus of the Group. In the UK, we sold GNI, Old Mutual Securities and King & Shaxson Bond Brokers, as they did not fit within our asset management and asset gathering strategy, and thereby considerably reduced our risk profile. In the USA we sold NWQ, where we had the opportunity to enter into a distribution arrangement with the purchaser, Nuveen, and where we had an attractive alternative as a core holding in Thompson, Siegel & Walmsley. We have sold a further six smaller US affiliates since the beginning of 2002. Our planned disposal programme and the consolidation of our 2000 and 2001 acquisitions are now largely complete.

Our capital position was strengthened during the year by a successful Eurobond placing, and by an innovative preference share issue at Nedcor. Capital adequacy remains healthy in all of our businesses that have formal capital adequacy requirements. Our US life business required $313 million of additional capital to support its growth, and we constrained its marketing efforts in the fourth quarter to limit its capital usage.

Our UK businesses are now under the leadership of Hasan Askari. He has been on the board of these operations for several years and has long experience in the financial services industry. Hasan also looks after our Indian interests. Management has been further strengthened by Bob Head, who has joined us as International Development Director. He was previously Chief Executive of Smile, the internet bank, and Finance Director of Egg plc before that. Bob brings a wealth of international insurance and banking experience and we expect him to play an important role in our future growth.

Your Board was sufficiently encouraged by the outturn for 2002 to recommend an unchanged final dividend of 3.1p per share. This will be converted into Rand for payment to South African shareholders at the rate ruling on 3 April 2003.

Last year saw some particularly harsh conditions in equity markets around the world. The diversity we have so far established stood us in good stead in 2002 and we are now considering the next leg of our internationalisation. A bigger third leg to our portfolio will, we believe, provide further valuable stability. Returns to shareholders remain our key guide and we will not be rushed.

OUTLOOK

Each of our businesses faces 2003 with some confidence, and each draws support from the whole. We still have a great deal to do to deliver a good return on equity from some businesses, but our operating management teams are bedded down and focused on bringing about the best possible results in their markets. We may be buffeted by markets and currencies, but the diverse nature of our business allows us to be resilient in a wide variety of circumstances.

Jim Sutcliffe
Chief Executive
24 February 2003

THE DIVERSITY OF OUR BUSINESS



US ASSET MANAGEMENT

[illegible]

Value equity
Barrow, Hanley, Mewhinney & Strauss
First Pacific Advisors
Pacific Financial Research
Thompson, Siegel & Walmsley
Thomson, Horstmann & Bryant

Growth equity
Pilgrim Baxter & Associates
Provident Investment Counsel
Sirach Capital Management

Core equity
Analytic Investors
Tom Johnson Investment Management

International
Acadian Asset Management
Clay Finlay
Lincluden Management (Canada)

Fixed income
Dwight Asset Management
Rogge Global Partners (UK)

Alternative assets
Heitman Financial
L&B Realty Advisors
OSV Partners (Germany)
The Campbell Group

Distribution and other businesses
eSee Lending
Integra Global Advisors (Canada)
Old Mutual Investment Partners
UAM (Japan)

The asset class categories represent the dominant, but not necessarily the only, investment style of each manager.

US LIFE

RECORD NEW [illegible] WITH TOTAL SALES [illegible]

Americom Life
Fidelity & Guaranty Life



OLD MUTUAL IN THE REST OF THE WORLD THE OLD MUTUAL GROUP ALSO UNDERTAKES BUSINESS ACTIVITIES IN THE FOLLOWING GEOGRAPHIC REGIONS

(not a comprehensive listing)

Namibia
Zimbabwe
Malawi
Kenya
Botswana
Far East
India

OLD MUTUAL FINANCIAL SERVICES

Private client
Gerrard

Fund management
Old Mutual Asset Managers (UK)
GNI Fund Management
Palladyne Asset Management
(Netherlands)

Life assurance
Selestia

NEDCOR

Nedbank
Nedbank Corporate
BoE
Gerrard Private Bank
Imperial Bank
Old Mutual Bank
Peoples Bank

OLD MUTUAL (SOUTH AFRICA)

Life assurance
Individual business
> Individual Life
> Fairbairn Capital
> Group Schemes
> Distribution Businesses
> Old Mutual International (UK)

Group business
> Employee Benefits
> Old Mutual Healthcare

Asset management
Old Mutual Asset Managers (SA)
Old Mutual Properties
Old Mutual Specialised Finance
Old Mutual Unit Trusts

MUTUAL & FEDERAL

Accident
Agriculture
Crop
Engineering
Fire
Marine
Motor

The Group delivered solid results in 2002 despite turbulence in the equity markets and currency volatility.



JULIAN ROBERTS
GROUP FINANCE DIRECTOR

GROUP FINANCIAL REVIEW

OPERATING PROFIT

The Group delivered solid results in 2002, despite turbulence in the equity markets and currency volatility. Significant movements in both the average and year end exchange rates impacted operating earnings and embedded value per share. Operating profit on ordinary activities before tax of £431 million in 2002, increased significantly from £81 million in 2001, the latter including goodwill impairment of £500 million. Basic earnings per share were 4.3p in 2002, compared with a loss per share of 7.4p in 2001. Operating profit[1] of £724 million decreased by 15% from £856 million in 2001. Operating earnings per share[1] were 11.3p, compared with 12.1p (restated to reflect Financial Reporting Standard 19) in 2001. The weakening of the average Rand:Sterling exchange rate from R12.39 in 2001 to R15.79 in 2002 is the principal factor that adversely affected the Group's results, reducing operating earnings per share by 3.4p. The impact of the strong year end rate for the Rand benefited Sterling achieved profits shareholders' funds, although it also generated translation losses in the Group's banking subsidiary, Nedcor.

[1]Operating profit is based on a long term investment return, before goodwill amortisation and impairment, write-down of investment in Dimension Data Holdings plc, Nedcor restructuring and integration costs and non-operating items. Operating earnings per share are stated on the same basis, but after tax and minority interests.

ACHIEVED PROFITS

The Association of British Insurers (ABI) issued guidance for achieved profits reporting in December 2001. The Group has adopted achieved profits for supplementary reporting in these results, replacing the embedded value information provided in previous years. The basis of preparation and reporting within the primary financial statements, and the actuarial assumptions within the supplementary reporting for prior periods, are unchanged.

The Group's achieved profits before tax and minority interests of £862 million decreased by 18% from the £1,048 million in 2001. Achieved profits per share of 14.1p declined from 15.4p. The achieved profits shareholders' funds of £3,426 million at 31 December 2002 increased by 12% during the year from £3,067 million at 31 December 2001. Embedded value (adjusted for market value uplift of listed subsidiaries) of £3,928 million at 31 December 2002 also increased by 12% from £3,522 million at 31 December 2001. The achieved profits for 2002 are presented in these results as supplementary information, commencing on page 136.

ACQUISITIONS

Nedcor acquired BoE with effect from 2 July 2002. The total consideration of £485 million (R7.7 billion) was financed with cash of £391 million (R6.2 billion) and equity of £84 million (R1.3 billion), with additional costs directly associated with the acquisition of £10 million (R0.2 billion). After fair value and accounting policy alignment adjustments, goodwill arising on the acquisition of BoE was £214 million (R3.4 billion), giving a price to book ratio of approximately 1.8. Pre-tax integration costs of £14 million (R227 million) have been accounted for in the Group's profit and loss account for the year ended 31 December 2002.

DISPOSALS

In the USA, the Group sold NWQ for cash proceeds of £77 million ($120 million) on 1 August 2002 and, in accordance with its planned disposal programme, a further four small US affiliates were disposed of during 2002. The total consideration received was £125 million ($197 million), resulting in an after-tax loss on disposal of £3 million ($5 million). The disposal of a further two affiliates in 2003 has been announced. Although these sales were earnings dilutive, they strengthened the Group's capital position, allowing it to focus on core businesses.

The Group also disposed of its non-core UK businesses of GNI, Old Mutual Securities and King & Shaxson Bond Brokers for a total cash consideration of £106 million. The consideration for the sale of Old Mutual Securities excludes a deferred amount of up to £8 million to be determined on an earn-out basis over three years. The loss on sale of these businesses totalled £61 million.

In January 2002, the Group disposed of Old Mutual International (Isle of Man), an offshore life assurance business, for a cash consideration of £36 million, resulting in a profit on disposal of £20 million.

CAPITAL

Shareholders' capital has been affected during the year by a number of factors. In May 2002, capital of £39 million was raised through an issue of new shares made at the same time as the St Paul group placed its shares in Old Mutual, acquired as part of the purchase of Fidelity & Guaranty Life. Secondly, shareholders' capital benefited by £457 million from a strengthening, from R17.43 to R13.81 between 31 December


SOUTH AFRICA – NEW BUSINESS APE and VNB (Rm)
Group APE
Individual APE
Group VNB
Individual VNB
R2,625
R546
R3,040
R708
R3,142
R1,305
R3,705
R1,806
1999
2000
2001
2002


US LIFE – APE ($m)
Direct writing agents
Structured settlement brokers
Bank/Institutions
MGA
$121
$251
$200
$451
1999
2000
2001
2002

2001 and 31 December 2002, in the Rand:Sterling exchange rate.

The Group continues to manage its capital position prudently, ensuring that capital allocated to subsidiaries is strictly monitored. The Group has accessed debt and credit markets to secure an attractive funding structure with gearing (core debt[2] over core debt[2] plus equity shareholders' funds) at year end of 30%, an improvement over the 2001 year end level of 35%.

The solvency ratios of the Group's key businesses are as follows: excess assets equivalent to 2.3 and 2.5 times statutory capital at its South African and US life businesses respectively; a capital adequacy ratio of 11.0% at Nedcor and a solvency margin in excess of 60% at Mutual & Federal. In all cases, these are comfortably above the minimum statutory requirements.

At the end of 2002 a review was undertaken of the carrying value of the UK and US asset management businesses that were purchased in 2000. Despite the reduction in the levels of equity markets worldwide, the directors were satisfied that no further write-down of these assets was required.

DEBT AND DEBT FACILITIES

During 2002, the Group continued to diversify its sources of funding and successfully launched its first Eurobond issue, raising €400 million. Its Euro commercial paper programme, rated P1 and F1 by Moody's Investor Service and Fitch Ratings respectively, was increased in size from £300 million to £600 million. In addition, the Group negotiated new committed syndicated and bilateral bank facilities totalling $660 million.

These actions, together with existing internal resources, provided the Group with improved financial flexibility.

FOREIGN EXCHANGE

Substantial proportions of the Group's operations are conducted in currencies other than Sterling. Where possible, the Group seeks to reduce its balance sheet exposure by borrowing in appropriate currencies directly or through currency hedging transactions. This was the case with the Group's €400 million Eurobond issue, which was immediately swapped into a $349 million fixed rate debt liability. In total, 90% of the Group's debt is US Dollar denominated, which helps to hedge the Group's US Dollar assets.

TAXATION

The Group's effective tax rate (based on the tax charge as a proportion of smoothed operating profit) of 26.9% represents a decrease from 29.2% (restated for the adoption of FRS 19) in 2001. The rate is 3% lower than the standard tax rate in the Group's primary business regions of 30%, mainly due to the continuing positive effect of low taxed income earned by the Group's businesses in South Africa. The rate also benefited from a reduction in Secondary Tax on Companies in South Africa. The Group expects the rate to trend upwards in the coming year, reflecting the impact of high US tax rates, additional South African Secondary Tax on Companies, and a reduction in Nedcor's proportion of low taxed income.

LONG TERM INVESTMENT RETURN

In accordance with the UK ABI Statement of Recommended Practice, having considered past experience and future expectations with regard to equity investment performance, the long term investment return rate assumption used in calculating the smoothed earnings of the Group's South African life and general insurance businesses for 2002 is unchanged at 14%. The return earned by assets, mainly bonds, backing the Group's US life business's liabilities has been smoothed with reference to the actual yield earned by the portfolio, which indicates a long term rate of return of 6.5%.

DIVIDEND

The Board recommends a final dividend of 3.1p per share, which will bring the total dividend per share for the year to 4.8p. The proposed dividend is covered 2.4 times by operating earnings per share (2001: 2.5 times), reflecting the fall in operating earnings compared to the prior year.

The dividend, which is subject to shareholder approval at the Annual General Meeting on 16 May 2003, will be paid on 30 May 2003 to shareholders on the register at the close of business on 22 April 2003 (the record date) for all the exchanges where Old Mutual plc's shares are listed. The local currency equivalents of the proposed dividend for shareholders on the South African, Malawi and Zimbabwe branch registers and the Namibian section of the principal register will be determined using exchange rates on 3 April 2003 and will be announced by the Company on 4 April 2003. The Company's shares will trade ex dividend on the African exchanges from the opening of business on 14 April 2003 and on the London Stock Exchange from the opening of business on 16 April 2003.

[2]Core debt excludes debt from banking activities and is net of cash and short term investments which are immediately available to repay debt.

BUSINESS REVIEW



KEY HIGHLIGHTS

- > **Life assurance new business strong**
- > **Return on capital within life business 22%**
- > **Life sales force up by 7%**
- > **BoE acquisition**
- > **13% rise in net premiums at Mutual & Federal**

Smoothed operating profit for the South African businesses of R9,016 million in 2002 decreased by 5% from R9,536 million in 2001. Translated into Sterling, the 2002 result of £571 million was down 26% from £770 million in 2001. The contributions to smoothed operating profit in 2002 from Old Mutual South Africa (OMSA), Nedcor and Mutual & Federal were R5,855 million, R2,605 million and R556 million respectively.

OMSA has successfully grown and continued to develop its distribution capability and strengthened its broker relationships, resulting in improved productivity and distribution. Customer service has also improved, with the delivery of a one-stop client service function and the introduction of new product ranges in both retail and institutional sectors.

The most significant events of the year for Nedcor were its acquisition of BoE Limited (BoE) and the consequent restructuring of its banking divisions. The challenge for 2003 and beyond is to implement the merger and integration plans successfully and to realise the anticipated benefits of the merger synergies.

Mutual & Federal has steadily improved its underlying underwriting profitability through stringent risk selection and withdrawal from unprofitable business.

The success of bancassurance initiatives in the Group's South African businesses is integral to their organic growth and maintaining their position as a leading financial services group in South Africa.

Black Economic Empowerment (BEE) is a key focus in South Africa and the issues of ownership and partnership and their financing are being considered. The financial services industry has been proactive in initiating discussions on a BEE charter for the industry. The Group's South African companies are actively involved in this process, and have been finalising their BEE strategies and programmes.

LIFE ASSURANCE

Summary financial performance

The South African life assurance business delivered good results in difficult market conditions, with the FTSE/JSE Africa ALSI falling 11% during the year. Operating profit, before long term investment return, was R3,283 million, an increase of 6% from R3,085 million in 2001. A satisfactory return on internal capital allocated of 22% was achieved, compared to 24% in 2001, after Capital Gains Tax was included for a full year for the first time.

The value of life new business after tax was R1,124 million, 34% higher than the R840 million achieved in 2001, with Annual Premium Equivalent (APE) of R3,705 million, up 18% on the R3,142 million in 2001. The increase in the value of new business was due to significantly higher Group Business, up from R334 million to R600 million. This was mainly due to an 80% increase in single premium new business arising from a few large Group with-profit annuity cases. Individual new business,



Left: Old Mutual's new offices in Sandton, Johannesburg, serving Gauteng province.



at R524 million, was 4% higher than the R506 million reported in 2001, with strong growth in recurring premium business. The average margin on new business of 30% of APE increased from the prior year average margin of 27%, but remained stable over the year at the product level.

The margin improvement reflects a change in the mix of products, mainly as a result of high Group Business single premium volumes.

The value of in-force business of R9,419 million at 31 December 2002 increased by 3% from R9,176 million at 31 December 2001.

The life business cash outflow was disappointing at R4.4 billion in 2002 and substantially worse than the R2.0 billion in 2001. This result reflects lower Individual Business single premiums and the impact of blocks of life-wrapped institutional investment business moving to other managers as part of the ongoing diversification of investment responsibility by pension fund trustees.

Outlook

While the South African life assurance business is positioned for growth, market levels will have an effect on its success. Although new business volumes have been high during 2002, a decline in Group Business sales is expected in 2003 as a consequence of the contracting with-profit annuity market.

INDIVIDUAL BUSINESS

Financial performance

Operating profit, before long term investment return, for Individual Business of R2,352 million was up 9% from R2,152 million in 2001. This was largely the result of an increase in the average level of policyholders' funds in 2002 compared with 2001, and the net positive effect of assumption changes, based on positive experience variances.

The value of new business after tax of R524 million increased by 4% from R506 million in 2001. The new business APE of R2,670 million was 8% higher than that achieved in 2001. Single premiums are strongly correlated to the investment markets and were some 12% lower than in 2001, or 5% after taking account of investment in the Old Mutual International offshore product range. The volatility of the Rand and uncertainty in global investment markets adversely impacted the growth in single premiums.

Following its launch in 2001, the *Greenlight* flexible range of insurance protection products attracted good inflows over the year. Recurring premium business was up 22%, driven by sales of *Greenlight, Investment Horizons* and the re-priced funeral product range within Group Schemes.

Business development

The customer segmentation strategy launched in 2001 has brought increased focus and improved customer service. The reorganisation of the Private Wealth segment businesses culminated in the re-branding of Mint, which targets affluent clients, as Private Wealth Management, and the launch of Fairbairn Capital in July. Dollar and Sterling-denominated life, endowment and investment products were launched early in 2002 to satisfy the demands for products using investors' R750,000 offshore investment allowance through the Group's Guernsey operation. Fairbairn Capital grew its client base during the year by 14%.

Individual Business continued to focus on building its distribution capability during 2002, particularly in Gauteng province, with a focus on quality of recruitment and managing under-performers. Improvements in Personal Finance Advice (PFA) productivity were achieved and resulted in increased distribution efficiency. These have positioned the business favourably to move forward.

Bancassurance initiatives and joint ventures with Nedcor now span all major customer segments, following the acquisition of BoE by Nedcor and the reorganisation of their collective businesses. New joint ventures between OMSA and Nedcor, which target high net worth (HNW) customers and which offer credit protection to Nedcor's customers, have been initiated. The joint venture in the HNW area completes the range of offerings in the Private Wealth Management segment, as it now offers fiduciary and discretionary portfolio management services.




OLD
MUTUAL

53%

increase in new business APE at Group Business

The integration of Old Mutual Bank and Permanent Bank was successfully concluded, with the retention of clients exceeding expectations. Re-branding of Permanent Bank branches as Old Mutual Bank is underway and the combined operation is well positioned for the year ahead. Advisor sales of life products in Nedbank (upper income) and Peoples Bank (lower income) are progressing well, as are sales in bank branches by bank staff. Total life bancassurance APE was up by 14% on the previous year.

Outlook

Individual Business is continuing to look at opportunities to develop its product range in innovative ways. In the Personal Finance middle income segment, growth in distribution capability, particularly in Gauteng province, productivity improvements and strengthening broker relationships position the business for growth. The Private Wealth segment is also now able to offer a competitive and broad range of investment, fiduciary and advisory solutions, as well as services to meet the needs of affluent and HNW customers.

Bancassurance remains a key channel and OMSA is focused on optimising the success of its joint ventures with Nedcor.

GROUP BUSINESS

Financial performance

Operating profit, before long term investment return, was R931 million compared with R933 million in 2001. Notwithstanding higher average asset levels, the 2002 result was impacted by investment in the healthcare business on the development of the new healthcare product, *Oxygen*, and in Employee Benefits where there was significant expenditure on its new administration system (Compass).

The value of new business after tax of R600 million increased by 80% from R334 million in 2001. New business APE increased by 53%, with sales of single premium business of R7,385 million in 2002, 71% higher than the R4,331 million in 2001, as a result of several large blocks of with-profit annuity business. New recurring premium sales were 22% higher than the previous year. The new business margin of 58% was higher than the 49% margin achieved in the prior year as a result of an increased proportion of single premium with-profit annuity business.

Business development

The new retail healthcare product, *Oxygen*, was launched in the second half of the year and was favourably received by the market.

Investment in new technology administration systems continued throughout 2002, with significant progress being made in the development of a new retirement fund administration platform using the Compass system. The first large client migrated to the new platform towards the end of 2002 and the focus in 2003 will be to move remaining clients on to the new platform. This enables improved customer service and choice, and places Employee Benefits in a strong competitive position.

Following Nedcor's acquisition of BoE, the *Symmetry* multi-manager offering has been extended after the inclusion of NIB Investments and Edge Investments. New structured and preferred risk products have been launched.

Outlook

Systems and product developments over the last two years have created an environment where unit cost reduction will be delivered, together with increased product functionality and revenue opportunities. These, together with the strong capital position, should enable Group Business to continue to target new clients, as well as leveraging its existing client base.



Bancassurance initiatives between Old Mutual and Nedcor now span all major customer segments

ASSET MANAGEMENT

Fund management

Fund management operations in South Africa include Old Mutual Asset Managers (South Africa) (OMAM(SA)), Old Mutual Unit Trusts (OMUT), Old Mutual Specialised Finance (OMSFIN) and Old Mutual Properties (OMP).

Financial performance

Operating profit of R441 million decreased by 4% from R458 million in 2001, mainly as a result of lower trading profit at OMUT. Contributing positively to this result was OMAM(SA)'s effective cost management and shift towards higher margin products. OMSFIN significantly expanded its corporate lending activities, strong origination and underwriting deal flow, and continued to grow its structured and trading revenues within a conservative credit and market risk management philosophy. OMP made good progress in developing third party revenues.

Business development

OMAM(SA)'s ongoing strategy of broadening its investment capabilities has been successful, especially in the areas of alternative asset classes and specialist conventional asset capabilities. Its absolute return fund products have performed well and have been popular with clients and intermediaries, as have its local and international hedge funds. The company is well placed to meet continued demand for these products.

OMAM(SA) is the largest manager of infrastructural assets for institutions in South Africa and manages, directly and indirectly, a total of R1.9 billion in this asset class.

BEE joint ventures with Setsing and Umbono Fund Managers have continued to develop, and OMAM(SA) remains committed to its role in this regard. Following the acquisition of BoE by Nedcor, a controlling stake in BoE Asset Management was sold to AKA Capital as part of a major BEE deal, with Old Mutual and Nedcor taking minority stakes.

OMAM(SA)'s investment performance relative to its peers and to index-related benchmarks showed considerable improvement over the year. Retirement funds managed by OMAM(SA) finished the year in second position out of the ten largest asset managers covered in the Alexander Forbes Large Manager Watch Survey (South African retirement funds including international assets). OMAM(SA) was also placed second over five years. OMAM(SA)'s range of *Profile Funds* (pooled retirement funds) continued to perform strongly over the year as well as continuing to deliver consistent and superior (mostly upper quartile) returns over the longer term. Eight out of ten of its unit trust equity funds achieved either top quartile or first positions in their peer groups.

Outlook

The weakness in the South African and global equity markets negatively affected absolute return levels in 2002. Whilst the valuation of the South African equity market is supported by sound economic fundamentals, the country's close links to the global economy make forecasting difficult in the current uncertain environment.

BANKING

Summary financial performance

Operating profit from the Group's worldwide banking operations of R3,489 million decreased by 24% from R4,572 million in 2001. Translated into Sterling, the 2002 result of £221 million was down 40% from £369 million in 2001. Following the merger of Old Mutual Bank with Permanent Bank's deposit-taking activities and infrastructure with effect from 1 January 2003, the Nedcor group now represents the Group's only banking interests. Old Mutual Bank's results were previously included in OMSA's results, whilst Permanent Bank was part of the Nedcor group.

NEDCOR

Financial performance

2002 has been a challenging and eventful year for Nedcor and for the South African banking industry. The merger with BoE during the year created the opportunity for a major restructuring and re-alignment of the Nedcor group. This culminated in the merger of four banks to form the new Nedbank Limited (Nedbank) on 1 January 2003.

Operating profit of R3,489 million is stated before goodwill amortisation (R502 million), write-down of investment in Dimension Data Holdings plc (R1,080 million) and restructuring and integration costs (R227 million).



Left: BoE's headquarters in Cape Town and Nedcor's head office building in Sandton, Johannesburg.



Loans and advances of R195 billion in 2002 increased by 33% from R147 billion in 2001, despite a reduction of R9.8 billion in Rand-translated offshore advances. However, net interest income grew by only 20% (12% excluding BoE) to R6,363 million from R5,316 million in 2001. This was a result of pressure on margins from the liquidity squeeze in a year of market turbulence, as well as lower endowment income due to cash injections into BoE and other strategic activities.

Non-interest revenue of R6,931 million increased by 20% from R5,799 million in 2001.

During 2002, the specific and general provisions charged to the profit and loss account decreased by 5% to R1,390 million, including BoE, from R1,462 million in 2001. The provisions charged in 2002 include the release of the R400 million general risk provision prudently raised at 31 December 2001. Excluding this provision raised in 2001 and released in 2002, the provisions charged to the profit and loss account of R1,790 million in 2002 increased by 69% from R1,062 million in 2001. This increase relates to additional provisions for the ring-fenced Business Banking small and medium enterprises book and the micro-loan sector. Following the acquisition of BoE, Nedcor's exposure to micro-lending, and to retailers active in micro-lending, increased to R972 million from R377 million in 2001. Nedcor's total unsecured exposures to the micro-loan industry represent only 0.5% of total advances.

Operating expenses of R8,573 million, including translation losses of R1,011 million, increased by 63% in 2002 from R5,267 million in 2001. Excluding translation losses, expenses would have increased by 44%. The efficiency ratio calculated by Nedcor declined to 55.4% in 2002 from 52.5% on a comparable basis in 2001, but remained constant at 52.5% excluding BoE.

In 2002, one-off merger and restructuring costs of R204 million after tax have been charged to the profit and loss account. This figure includes R86 million for Nedcor's restructuring and integration costs and R118 million for the closure and restructuring costs of Permanent Bank's deposit-taking activities and infrastructure, which are being merged with Old Mutual Bank.

The market value of Nedcor's investment in 103 million shares in Dimension Data Holdings plc has declined further and has been marked to market at its 31 December 2002 price of R4.02 per share, down from R14.50 at 31 December 2001.

Total statutory capital of R27.7 billion (2001: R19.5 billion) represents an overall capital adequacy of 11.0% (2001: 11.4%), above the statutory requirement of 10%. Included in statutory capital is new preference share capital of R2 billion, which is disclosed as non-equity minority interests in the Old Mutual Group accounts.

Business development

The acquisition of BoE and the consequent restructuring of the Group were the most significant events for Nedcor during the year and fully align with Nedcor's growth strategy. The challenge for 2003 and beyond is to implement the merger and integration plans and realise anticipated synergy benefits.

Nedcor has begun to exploit its core processing competence in the international arena to create a recurring, external income stream. This has progressed well, with the Swisscard outsourcing contract successfully meeting key milestones during the year.

Restructuring and integration

The acquisition of BoE was the catalyst for an overall Nedcor group reorganisation, which integrated BoE, Nedcor Investment Bank (NIB), Cape of Good Hope Bank and parts of Peoples Bank with Nedbank with effect from 1 January 2003. Nedcor also acquired the 11.6% of the share capital of NIB which the Group did not previously own, for R685 million net of costs, with effect from 1 October 2002.

The integration is proceeding well. Senior staff losses have been minimal, asset growth has been robust, deposit return flows have been strong and liquidity has been optimised. Recurring synergies net of integration costs, and including funding and capital efficiencies, are expected to grow from R110 million before tax in 2003 to R905 million before tax from 2006 onwards.



Nedcor has reorganised its banking divisions, following the acquisition of BoE



NIB acquired the remaining 50% of Franklin Templeton Nedcor Investment Bank Asset Management Limited from Franklin Templeton, with effect from 1 October 2002, for a consideration of R180 million as part of the rationalisation of the wealth management activities of Nedbank, NIB and BoE. The wealth management activities were then classified into private client and institutional asset management. The private client activities, both domestically and internationally, will continue as a Nedcor business operating under the BoE brand. Institutional asset management was sold with effect from 1 January 2003 to empowerment partners, spearheaded by AKA Capital and partnered by OMSA and Peoples Bank.

The merged entity between certain Permanent Bank operations and Old Mutual Bank will operate under the Old Mutual Bank brand as a division of Nedbank with effect from 1 January 2003. Its primary focus will be to deliver banking products to South African life clients.

Outlook
The solid performance of Nedcor's core businesses in 2002 positions it well for the future, with an improving South African banking environment and the turnaround in declining interest margins. Following increased technology investment, the merger with BoE provides the enlarged Nedcor group with opportunities to leverage advantages of scale and thus increase efficiencies and reduce cost-to-income ratios.

Nedcor's multi-brand strategy and strategic alliances have led to increased market share in recent years. This will be augmented by the addition of BoE products and brands, and its new operational structure will focus on delivering outstanding client service.

Nedcor's strategy offers low-risk growth opportunities and focuses on markets and initiatives that lie within its core competencies. Given continued growth in its core businesses and alliances, stable credit and interest rate conditions and a successful integration with BoE, Nedcor anticipates positive results in 2003.

GENERAL INSURANCE

Financial performance
Operating profit of R556 million, including long term investment return, from the Group's 51% owned South African general insurance operation, Mutual & Federal, represented a decrease of 2% from R570 million in 2001. This decline is primarily due to a lower investment return, following the payment of a special dividend of 350 cents per share in December 2001.

Mutual & Federal returned an underwriting surplus of R2 million for the year, compared to R62 million in 2001, reflecting primarily the creation of additional provisions and the difficult trading environment.

Gross premium income of R5,603 million was 15% higher than in 2001 as a result of organic growth in its portfolios. However, net premiums increased only 11% from 2001, due primarily to higher reinsurance costs. Net claims escalated by approximately 12%, reflecting the impact of inflation, certain marine and fire claims, and weather-related losses in the third quarter. The underwriting ratio, before transfers to statutory provisions, nevertheless improved to 2.4% from 2.0% in 2001. This is expected to have been some 25% better than the overall industry average.

The solvency margin, being the ratio of net assets to net premiums, remained high and was in excess of 60%, well above the minimum required to support current operations.

Business development
During 2003, Mutual & Federal intends to continue to exploit current distribution channels and to develop further opportunities, including those in the agricultural sector. In addition, the company will seek to identify additional cost saving opportunities, with a view to improving the long term profitability of the organisation.

Outlook
Mutual & Federal expects the improvements experienced during 2002 to continue during 2003. It is anticipated that the premium rate increases implemented will continue to yield positive results, despite a continued escalation in claims costs. There are signs that the contraction in the industry during the last four years has stabilised and there has been a return to more rigorous underwriting standards.

BUSINESS REVIEW





$5.1bn

Net fund inflows

KEY HIGHLIGHTS

- > Strength of diversity demonstrated
- > Superior fund performance
- > Net fund inflows of more than $5 billion
- > Record sales of $4 billion at US life
- > Benefits of synergies continuing to be realised

Operating profit from the Group's US asset management and life assurance operations of $266 million increased by 43% from $186 million in 2001, with a full year of Fidelity & Guaranty Life included for the first time. Translated into Sterling, the 2002 result of £178 million increased by 38% from £129 million in 2001. These positive results reflect the resilience to difficult equity market conditions and underline the benefits to the Group of the diversity of its US businesses, particularly their diverse range of asset classes and investment styles. The contributions to operating profit in 2002 from US asset management and US life were $142 million and $124 million respectively.

Rationalisation of the US asset management group is substantially complete. The business is focused on attracting new funds through superior fund performance and by leveraging the strength of its diverse asset mix and distribution capabilities. In 2002, the US asset management group developed a comprehensive managed account (wrap) strategy under Old Mutual Investment Partners, developed its relationship with other Old Mutual Group businesses and continued to target distribution synergies among the firms, as evidenced by introducing five new funds sub-advised by Old Mutual affiliates to Pilgrim Baxter's PBHG mutual fund platform.

The record sales of $4.0 billion achieved by the Group's US life business in 2002 were, to a large extent, attributable to its competitive positioning, the delivery of new products to the market, its wide distribution network and strong relationships with key distributors.

The Group is committed to supporting the US life business through the provision of capital to fund growth. The US life business took advantage of synergies within the Group and awarded a hedging mandate to, and instituted a bond lending programme with, two US asset management firms, during 2002.

ASSET MANAGEMENT

Financial performance

Operating profit of $142 million from the Group's US asset management business decreased by 15% from $167 million in 2001. However, comparing the 2001 results on a like-for-like basis after adjusting for the impact of disposals, operating profit declined 5% from $150 million. This was achieved despite challenging equity markets in which the S&P 500 Index decreased by 22% and the Russell 1000 Growth Index decreased by 29%. Conversely, fixed income markets contributed favourably to these results as indicated by the Lehman Brothers Aggregate Bond Index, which increased by 10%. Overall, these positive results were attributable to the diversity of the asset management styles, the strength in value-focused styles, positive fixed income markets, positive net fund flows and significant reductions in head office costs.

Funds under management, including $10.1 billion managed for the Group's US life business, declined by 15% to $127 billion at the end of 2002, compared to $150 billion at the beginning of the year. However, $15 billion of this reduction was due to divestitures of certain affiliates. The Group gathered significant net fund inflows of





US ASSET MANAGEMENT – MOVEMENT IN FUNDS UNDER MANAGEMENT ($bn)


160
150
140
130
120
150
-15
-13
+5
127
Dec 2001
Divested/ Transferred
Market movements
Net inflows
Dec 2002

$5.1 billion, (including $3.3 billion from US life), which were more than offset by market-related declines of $13 billion. Funds under management declined by 6% on a comparable basis.

Overall, the US investment business continued to produce superior relative performance for its clients. Assets managed for institutional clients represented approximately 89% of funds under management at the end of 2002. Of these separate account strategies, the majority outperformed their benchmarks, with more than 80% of assets outperforming their respective benchmarks for three and five-year periods on an asset-weighted basis.

Mutual fund assets, excluding sub-advised funds, represented approximately 11% of funds under management. On an asset-weighted basis, the four and five star-rated funds managed by the Group's US asset management firms represented 58% of their total mutual fund assets rated by Morningstar.

Business development
The senior management team in Boston works closely with the firms on distribution initiatives, leveraging best practices and various value-added programmes for clients. Successful initiatives completed in 2002 included the expansion of the PBHG mutual fund platform, development of a comprehensive managed account strategy under the umbrella of Old Mutual Investment Partners, branding initiatives to better leverage the Old Mutual name in the USA, as well as growth in relationships with the Group's US life business.

Outlook
The diverse capabilities and product offerings of the Group's US asset management business place it in a strong position to benefit in most market conditions and dampen the impact of market downturns.

The suite of investment products will continue to build on the strength of US asset management institutional capabilities, as well as selective retail growth opportunities. Enhancing distribution capabilities, together with superior investment performance relative to peers and benchmarks, are the key elements of the Group's US asset management strategy for 2003.

OLD MUTUAL ASSET MANAGERS (US) (OMAM(US))

Financial and fund performance
Operating profit from the affiliates within OMAM(US) was $47 million in 2002, compared to $55 million in 2001. Although OMAM(US) benefited from a market preference for fixed income products and value-style equity investments, the gains made by these products were more than offset by adverse market movements, as well as the sale of NWQ.

Funds under management at OMAM(US) were $70.9 billion at the end of 2002, a decrease of 8% from $76.7 billion at the end of 2001, which was mainly due to the sale of NWQ. OMAM(US) gathered significant net fund inflows of $7.6 billion during 2002, led by Dwight Asset Management and Clay Finlay, compared to net fund inflows of $6.9 billion in 2001, a year on year increase of 10%. Inflows were offset by negative market movements of $6.5 billion, or 9% of funds under management at the beginning of the year. These funds include $10.1 billion managed on behalf of the Group's US life business.

As part of its strategy to expand distribution capabilities, OMAM(US) sold NWQ, a value-oriented equity fund manager with $6.9 billion of funds under management, to The John Nuveen Company (Nuveen) for $120 million. As part of this transaction, a strategic alliance was formed to sub-advise future investment products sponsored and distributed by Nuveen, which should lead to additional revenues of $20 million.

Business development
OMAM(US)'s multi-style, multi-product offerings have potential attractions for other financial services organisations that have broad distribution, but need to supplement their existing product lines. To leverage its asset management capabilities, OMAM(US) has established a centralised marketing and service entity focused on managed or wrap accounts for external financial services firms. In addition, the Director of Sales, Marketing and Product Development works closely with affiliates to increase institutional distribution by focusing on the consultant community.


LIBERTY RIDGE
PILGRIM
BAXTER
& ASSOCIATES

The Pilgrim Baxter PBHG mutual fund platform provides distribution opportunities for products of other Old Mutual businesses.

US life uses the specialist capabilities of three of the asset management businesses to enhance its offerings.

PILGRIM BAXTER & ASSOCIATES

Financial and fund performance
Operating profit of $26 million from Pilgrim Baxter decreased by 38% from $42 million in 2001, primarily due to market-driven declines in growth-oriented investment products.

Funds under management of $6.8 billion at the end of 2002 decreased 46% from $12.6 billion at the beginning of the year. Market declines reduced funds under management by $3.9 billion, or 31% of funds under management at the beginning of the year. The firm also experienced net fund outflows of $1.9 billion, or 15% of funds under management at the start of the year.

In March 2002, the Group renegotiated terms to acquire the residual 20% revenue-share interest of Pilgrim Baxter through the payment of $175 million plus an earn-out over five years if profit growth exceeds 7.5% per annum. This restructuring strengthens the Group's position in the sizeable US retail asset management market and further aligns the Group's interests with those of Pilgrim Baxter in maximising future growth and profits.

Business development
In 2002, Pilgrim Baxter opened up its PBHG platform to include products offered by other affiliates of Old Mutual in order to create a best of class mutual fund platform. Pilgrim Baxter attracted total assets of $1.4 billion for these portfolios during 2002, gathered primarily in the PBHG IRA Capital Preservation Fund and the PBHG Clipper Focus Fund.

OLD MUTUAL AFFILIATES

Financial and fund performance
Operating profit from the firms that comprise Old Mutual Affiliates amounted to $69 million for 2002, compared to $70 million in 2001. After normalising the 2001 results for the impact of disposals in 2001, operating profit in 2002 has improved on 2001 by some 20%.

Funds under management declined by 18% to $49.4 billion at the end of 2002, from $60.6 billion at the end of 2001. Divestitures of four affiliates accounted for $7.5 billion of this decline. Market-related declines reduced funds by $2.9 billion, with the remaining decline resulting from net fund outflows of $0.6 billion and the transfer of $0.2 billion of funds from US asset management to other areas of the Group.

Business development
Throughout 2002, the senior management team in Boston worked with many of the Old Mutual Affiliates to restructure economic agreements in order better to align shareholder and management interests. Transactions with the firms that were targeted for disposal have either been completed, or are expected to be substantially complete by 31 March 2003. The resulting organisation will be better positioned to increase market share by leveraging the strength of its diverse asset mix, whilst benefiting from the power of the focused manufacturing capabilities of the affiliates. This sharpening of focus and aligning of interests is key to the future success of the Group's US asset management business.

US LIFE ASSURANCE

Financial performance
Operating profit in 2002 of $124 million includes a full year contribution from Fidelity & Guaranty Life and compares favourably with $32 million (which excludes $13 million of transitional items related to the purchase of Fidelity & Guaranty Life) for the six months for which its results were consolidated in 2001.

The Group's US life business saw unprecedented sales in 2002, totalling $4.0 billion (APE: $451 million). These levels reflected strong industry-wide sales of fixed annuities and also demonstrated US life's improved competitiveness. Taking advantage of US life's competitive positioning, the Group injected $313 million of capital to support the influx of profitable new business. This financial support enabled US life to expand profitably and to preserve its relative rating position. At the end of 2002, A.M. Best confirmed its financial strength rating of "A" for Fidelity & Guaranty Life.

Value of new business after tax was $84 million, at a margin of 19%. The capital constraints impacting the industry, together with active management by Dwight Asset Management (Dwight), enabled US life to sell products at a return of capital of 12%. The increase in the margin reflects the lower discount rate used as a consequence of the fall in interest rates.


Plus
Agent Product Guide

The value of in-force business of $549 million in 2002 increased by 39% from $394 million in 2001.

During the year, $3.3 billion of net policy cash inflows were invested with Dwight. Taking advantage of the synergies within the Group, a dynamic hedging mandate was awarded to another US asset management firm, Analytic Investors, and a bond lending programme was instituted with eSecLending.

Funds under management now total $10.5 billion, an increase of 61% over last year.

As part of the improved positioning of US life, Old Mutual is able to bring a more active investment management approach to the bond portfolio through Dwight's active investment process. Whilst, in common with other US life companies, various bond impairments and write-offs were suffered in 2002, US life was able to work closely with Dwight to manage these risks. Over 2002, net realised gains amounted to $44 million without impact on margins. Under US statutory accounting, not all of these gains are eligible to be treated as capital and the impact of defaults and impairments on capital was $48 million.

During 2002, an additional $30 million net of tax was recorded against goodwill arising on the acquisition of Fidelity & Guaranty Life. This adjustment reflects the revised estimate of costs involved in exiting an onerous contract, the liability for which was underprovided at the date of acquisition.

Business development

Record sales in 2002 can be attributed to the competitive positioning of the business, the speed with which new products were delivered to the market, and the breadth of the distribution network through multiple channels, together with strong relationships with key distributors. The provision of capital by the Group to US life enabled it to thrive in a year that saw the position of some of its key competitors eroded due to capital constraints.

Changes to support both agent and policyholder services took place during the year. An additional sales support centre was created in Lincoln, Nebraska, whilst life underwriting capacity was enhanced through the creation of a new underwriting facility. These steps form part of a transition that will be beneficial to US life's agents and to overall profitability.

Outlook

At the close of 2002, US interest rates fell to historically low levels and the yield curve flattened. These factors are expected to have a negative effect on the fixed annuity sector. This, along with the number of new competitors entering this sector from the ailing variable annuity sector, means that 2003 will be a challenging environment for selling US life's core products. In response to these challenges, US life has recently launched a new range of equity-linked annuity products that are designed to offer customers an attractive median between fixed interest and equity investments. Despite the broader product range, a lower level of sales is anticipated in 2003.

BUSINESS REVIEW





KEY HIGHLIGHTS

- > **Gerrard profitable and cost reductions achieved**
- > **Award-winning performance by OMAM(UK)**
- > **Sale of GNI**

Operating losses, before long term investment return, from the Group's UK and Rest of World asset management and life assurance businesses were £1 million in 2002, compared to losses of £5 million in 2001.

The Group's UK business experienced significant change in 2002, with the continued re-engineering of Gerrard and the sale of three non-core businesses, GNI, Old Mutual Securities and King & Shaxson Bond Brokers.

PRIVATE CLIENT UK

Financial and fund performance
Gerrard's operating profit of £4 million in 2002 compares with a loss of £10 million in 2001, the latter including integration costs of £12 million. This was a positive result in the face of fierce bear market pressures. Significant cost savings more than offset the 18% reduction in revenue year on year, which compared to a fall in the FTSE 100 Index of 24% over the same period. The 2002 result includes one-off profits of £6 million following the sale of current investments, the proceeds of which have been used, in part, to fund restructuring costs of £5 million resulting from planned redundancies and branch closures.

Fee revenues of £43 million reduced by 28% as a result of the market downturn and the transfer of some assets to Old Mutual Asset Managers (UK) (OMAM(UK)), and commission and other income of £70 million reduced by 10%. Adverse markets and exit from unprofitable client relationships were largely responsible for the reduction in closing funds under management from £17.4 billion at 31 December 2001 to £12.0 billion at 31 December 2002. This reduction includes £1.1 billion of funds transferred from Gerrard Investment Funds (GIF) to OMAM(UK) at the beginning of 2002.

Business development
Gerrard has undergone considerable structural change in 2002. Cost savings anticipated from integration have been realised, with back office operations restructured and positioned in low cost locations. The business has also undergone a branch rationalisation programme, which has reduced the number of offices from thirty-one to twenty. Employment-related costs have reduced by 20%, with headcount approaching 1,200 compared with 1,400 at the beginning of 2002.

Outlook
Gerrard will continue with its wealth management strategy by improving the investment choices and stockbroking services available to clients and by developing distribution through complementary financial planning and private banking offerings.

Right: Gerrard's operating headquarters at Old Mutual Place in London.


Gerrard

FUND MANAGEMENT

Financial and fund performance

Operating losses from the Group's UK and Rest of World fund management businesses of £2 million compared to an operating profit of £6 million in 2001. Included in these results are OMAM(UK), Old Mutual Asset Managers (Bermuda) and GNI Fund Management (GNI FM). The decrease in operating profit contribution arose primarily from market-related declines in funds under management, and one-off costs of integrating the GIF business into OMAM(UK).

OMAM(UK) – business development

OMAM(UK) continued to make good progress during the year, particularly in the difficult market environment, and achieved net fund inflows of £82 million from external clients. It launched the UK Select Mid Cap and Large Cap Funds in 2002, following the success of its Smaller Companies Fund launched in 2001. Between them, they raised £156 million of new funds in 2002. OMAM(UK) also had considerable success with its Corporate Bond Fund, which raised £100 million of new funds during the year and has been top in its sector since its launch in 2000. Performance in the three equity funds mentioned above exceeded their respective index benchmarks, resulting in top decile performance relative to their peer group.

During 2002, OMAM(UK) successfully integrated the retail fund business of GIF under its management and is currently in the process of rationalising the combined fund ranges of the two businesses. OMAM(UK) has significantly reduced its cost base and has shifted its sales focus away from advertising, brand building and promotion, and closer to the point of sale.

GNI FM – business development

Following the sale of GNI, GNI FM has restructured its business and risk management systems, and now has a solid platform from which to build funds under management. Fund performance in 2002 was strong, with all products showing positive returns.

OTHER FINANCIAL SERVICES

Financial performance

As part of the Group's strategic focus on asset gathering and asset management operations, the UK broking businesses of GNI, Old Mutual Securities (OMS) and King & Shaxson Bond Brokers were all sold in the second half of the year, for a total consideration of up to £114 million. The loss on these disposals totalled £61 million. These businesses contributed £2 million of operating profit in 2002, compared to £7 million in 2001.

LIFE ASSURANCE

Financial performance

Operating losses in 2002, before long term investment return, from the Group's UK and Rest of World life businesses of £7 million were the same as in 2001.

United Kingdom

Selestia has made a positive impact on the market in its first year since launch and obtained a life company licence in May 2002. In November 2002, the company received the Best Online Investment Provider award at the 2002 Incisive Media Online Finance Awards, which will further establish it as a leading IFA business solutions provider. Selestia achieved its plan to expand its IFA network in 2002 and will focus its efforts on generating substantial business volumes from those accounts in 2003.

Rest of Africa

Operating profit, before long term investment return, from the Group's Rest of Africa operations was £5 million in 2002, compared with £6 million in 2001.

India

The Group's 26% owned joint venture life assurance company in India, OM Kotak Mahindra, continued to make satisfactory progress in 2002. OM Kotak Mahindra increased its agency force to approximately 3,500 agents in 2002 from 1,000 in 2001, expanded its product range, and now operates from a total of twenty-seven offices.

Julian V F Roberts
Group Finance Director
24 February 2003



CORPORATE CITIZENSHIP
HELPING LOCAL COMMUNITIES


Tristan
comm-
unity

During 2002 we continued our involvement in social investment, and continued to support many charities with donations in the various regions where our businesses operate.

The Group's social investment programmes were concentrated during 2002 on education, local economic development, sport, the arts, the environment, and health and welfare. In South Africa particular attention was given to Black Economic Empowerment and HIV/AIDS.

SOUTH AFRICA

OLD MUTUAL SOUTH AFRICA (OMSA)

During 2002 OMSA continued to develop its Corporate Citizenship programme. The principles which this programme follows are a commitment to growing and investing in socially responsible business activities, employment equity and diversity, skills development, and affirmative procurement, as well as sustainable social investment projects and the active involvement of employees in social and community affairs. The programme recognises the value of non-financial performance and social accountability.

OMSA's social investment programme is mainly carried out through the Old Mutual (South Africa) Foundation (the OMSA Foundation), which in 2002 gave some R20 million, R13.7 million of which went to its flagship projects. The flagship projects focused on local and rural economic development, including the Rural Economic Development Initiative (REDI), education, including support for the development of mathematics programmes and the regeneration of schools, and Community Development, including establishing food gardens and running HIV/AIDS programmes.

The Community Builder Programme is also a key part of OMSA's investment programme, where staff volunteers support many community-based projects.

REDI

REDI supports the economic development of 20 communities in six of the nine provinces of South Africa, comprising approximately 3.4 million people. Old Mutual has committed to spend R28 million over the period 2001-2003 on rural economic development. These communities are linked to eighteen individuals referred to as "champions". REDI is unique in focusing on the holistic development of rural communities, establishing new businesses and jobs that help villages to become more self-sufficient. As a result REDI aligns closely with the principles driving the government's integrated rural development strategy. REDI exhibited at the World Summit on Sustainable Development and won an award for their stand. There was a lot of overseas interest in the products on show and this is now being followed up by the project's management. During 2002, the number of projects managed by the REDI network reached 770 and these projects were assisted by the efforts of over 12,000 volunteers.

REDI local economic development received great support throughout 2002, and has shown excellent growth. Financial support, by way of a loan or grant, was given to 85 new businesses, compared with 43 in 2001, and there are now an average of eight in each community. These businesses cover five industry sectors, including manufacturing and retail. Women own and manage 51% of the new businesses and over 700 jobs have been created. In addition, 70 business development workshops have been set up, where local businessmen and women learn and share their experiences.

REDI education invested its budget in two particular areas in 2002, a Primary School Mathematics and Science Development Programme and a Primary School Infrastructure Regeneration Programme. During 2002 the Schools Regeneration Programme contributed R2 million and helped 118 schools to purchase equipment or to supply sanitation, water or electricity or to install perimeter security. The education service providers received funding of R2 million, enabling them to supply teacher development workshops, classroom visits and teacher/pupil resource materials. The Foundation contracted with the Centre for Professional Teachers and the Rhodes University Maths Education Programme to implement a teacher development initiative and will provide support materials to over 260 schools within the REDI network. These partnerships have shown their success as the average pass rate in mathematics at REDI primary schools has climbed from 49% to 72%.

36 food gardens were established under the REDI Community Development initiative in 2002, bringing the total number established since the start of REDI to 56. Eight HIV/AIDS programmes were also supported under this initiative. In addition over R100,000 was invested in five home-based care programmes in three communities. Some money from the 2002 budget was put aside to help fund a "Train a Trainer" Programme that will start in 2003. Under this programme, five volunteers from each of the 20 communities will attend a five-day workshop on HIV/AIDS



Left: The Goldburns Netball Club benefits from OMSA's Corporate Citizenship programme.



prevention. On returning to their communities they will then in turn train various groups in order to communicate HIV/AIDS messages throughout the community.

Staff Volunteer Programme
The Staff Volunteer Programme consists of the Staff Builder Project, "Adopt an Orphan" and the Staff Charity Fund.

The Staff Builder Programme has been running now for nine years and continues to grow in size. More staff members are adopting a hands-on approach to development in their communities and the programme helps by providing such projects with financial support.

Projects that have been supported include St Michaels and All Angels in Harare, which heads five major projects of its own. These projects are a pre-school for 175 children, Iliso Lomzi, which supports those infected or affected by life-threatening diseases, a child abuse prevention project, a junior primary school, and the Khayelitsha Craft Market, where 25 people sell their work. The money invested has enabled much needed equipment to be acquired for these projects. The Agricultural Research Council has also benefited: their "Train a Trainer" Initiative teaches mostly women from poor local communities to grow vegetables, and they in turn share knowledge about how to plant vegetables and avoid nutritional deficiencies with the other people in their communities.

Phoenix Education, Sports and Community Centre has been providing disabled people with basic skills and suitable employment since 1992. Today the school helps around 1,000 people, involving them in horticulture, catering and adult-based education and training. During 2002 OMSA donated funds to buy two computers and a printer for the administration office.

"Adopt an Orphan" has attracted monthly financial commitments from 189 staff members. This much needed money helped to support 313 orphans. The OMSA Foundation matched all staff contributions and the total monthly commitment went to Heartbeat, who have been retained to help with the programme.

The Staff Charity Fund, supported by 150 staff members, raises funds matched by the OMSA Foundation, for abused children, the elderly, HIV/AIDS home-based care programmes and animal welfare. A total matching contribution of R82,000 was paid by the OMSA Foundation between August and October 2002 and a further amount was paid towards publicising the programmes.

HIV/AIDS Initiatives
Under the Aids Orphans Programme, R1.7 million was given to selected non-governmental organisations involved in the programme in five of the provinces.

Old Mutual is committed to addressing the socially and economically crippling challenges caused by the HIV/AIDS pandemic in South Africa. It is Old Mutual's vision to influence the approach to and management of HIV/AIDS in South Africa. A four dimensional strategy has been adopted covering the workplace (employees), the broader community, financial services and advice (customers), and business impact. Workplace initiatives carried out in 2002 included a voluntary HIV seroprevalence assessment, which showed statistically that one in twenty of OMSA's staff across the country was HIV-positive at the time of the investigation. The "Know Your Status" Campaign was an outcome of the assessment. This offers employees free, confidential and voluntary HIV counselling and testing. OMSA provides a life cover product for HIV-positive customers and also continually assesses the impact of HIV/AIDS, focusing on employees, target markets and customers as well as on the broader financial and economic impact.

Educational and Other Projects
Over 6,000 employees of the Group attended courses at the Old Mutual Business School (OMBUS) during 2002 to develop their skills in leadership, service excellence, business acumen and people and team skills. A key focus was the accreditation of leadership programmes run in conjunction with the University of Cape Town's Graduate School of Business. The construction of the OMBUS West Campus is now complete and the site is equipped with classrooms, lecture theatres and e-learning facilities, as well as catering and gym facilities.

OMSA also has a general donations programme in place. In 2002 over R6 million was distributed among 46 educational projects in the nine provinces, ten projects being on a national level, and four being environmental. 62 community development projects also received additional funding, totalling over R2 million.

Black Economic Empowerment (BEE)
OMSA has a holistic approach to BEE that is interwoven into its operating philosophy and practices. It subscribes to the view


South
Africa
Sings

Left: The Durban Serenade Choral Society sing in Trafalgar Square, London.



that BEE is a multi-faceted process through which black people acquire and build their participation in, management of, and control over the productive wealth creating systems of South Africa. OMSA is actively involved in the BEE-related steering committee of the Life Offices Association (LOA). OMSA is currently developing a BEE strategy in the context of the financial services charter process. All divisions of OMSA are required to build BEE into their business plans. Old Mutual's BEE goals are to deliver human capital development and social investment, to promote small and medium sized enterprises, to provide capital investment in physical infrastructure, to create jobs and to enable equity ownership. OMSA recognises that over 50% of its client base, over 50% of its sales force and 15% of its executive and senior managers are black and therefore made BEE one of the two key issues addressed throughout 2002.

Old Mutual has been the lead investor in a number of structured financing transactions designed to facilitate the acquisition of equity by BEE consortia. At the end of 2002 OMSA had R1.9 billion of assets in BEE-related activities, six strategic partnerships had been set up, and R1.7 billion of infrastructure assets were owned and managed by Old Mutual Asset Managers (South Africa).

OMSA will be publishing a more detailed report on its Corporate Citizenship activities in April 2003. Copies of this report will be available on the Company's website *www.oldmutual.com* from May 2003. It will also be obtainable from Debra Marsden, Public Affairs Manager, Old Mutual (South Africa), PO Box 66, Cape Town 8000 (e-mail: *dmarsden@oldmutual.com*) or from the Director of Corporate Affairs, Old Mutual plc, 3rd Floor Lansdowne House, 57 Berkeley Square, London W1J 6ER.

NEDCOR

Nedcor contributed R38 million to social investment programmes in 2002. The investment was overseen by the Nedcor Foundation, which focused its activities on education. Projects supported by the Nedcor Foundation in 2002 included the following:

The Dominican Convent School, which was established in 1908 and is situated in Belgravia, Johannesburg, currently has 654 pupils, and provides affordable, private school education from grades zero to twelve. Due to the high standards of education, discipline and values taught at the school, parents from the inner city and surrounding townships aspire to send their children to it. The Nedcor Foundation pays in full for the tuition of 57 destitute children. These reside at the Christian Services Centre. In addition, Nedcor staff have the opportunity to send their children to the Dominican Convent, at a rate subsidised by the Nedcor Foundation. In this respect, the Foundation pays 25% of the school fees, the Nedcor Executive pays a further 25%, and the parents pay 50%. There are presently 70 children of Nedcor staff who attend the school.

With South African society being plagued by a high incidence of family violence, especially abuse of women and children, the Nedcor Foundation decided also to invest in The People's Family Law Centre (PFLC). The PFLC provides a skilled paralegal law service to South Africans who do not have the financial resources to pay for legal assistance. Services offered include child maintenance and support for victims of domestic violence.

The Cape Town office of the PFLC has been set up successfully. In the future the Centre hopes to roll its work out to Johannesburg and then to Durban. Since officially opening on 22 March 2002, the PFLC has assisted over 1,500 clients (including over 900 who were indigent).

A subsidiary of Nedcor, Nedbank, also donates money to independent trusts based on clients' usage of the bank's innovative affinity banking products. The Nedbank Arts, Green and Sports Programme is about making a difference and celebrating life. Through this concept Nedbank aims to give clients the opportunity to support causes that uplift South African communities. The trusts fund grassroots projects and since inception Nedbank has donated over R44 million to The Green Trust and over R15 million to The Sports Trust and has also contributed significantly to the over R6 million disbursed by the Arts & Culture Trust. Nedbank's funding for the trusts is mostly generated by clients using their associated cheque books, credit cards and savings accounts.

Projects supported by the Arts & Culture Trust during 2002 included one which encourages original creative writing in indigenous South African languages, and one which takes children from the poorest areas to visit art exhibitions.

The Green Trust was started in partnership with the World Wide Fund for Nature – South Africa over ten years ago. Current projects include Food and Trees for Africa, one of the Trust's longest running projects, through



Left: The False Bay Surf Lifesaving Club is supported through the Staff Builder Programme.



which it supports a wide range of tree planting and greening activities in townships throughout the country.

The Sports Trust focuses on providing and upgrading sporting facilities and equipment in underprivileged and outlying areas. Nedbank further supported The Sports Trust in 2002 with the Brick by Brick project, which helped to build golf development facilities. For every account opened at Nedbank between 1 October and 31 December 2002, Nedbank donated bricks on the new clients' behalf to the Sports Trust. The bricks were then used to build clubhouse facilities at the Daveyton Golf Course on the East Rand.

BoE supported the Field Band Foundation in 2002, enabling BoE to interact with the community and thousands of children nationally. It also invested R200,000 in support of the Jimmy Carter Work Building Project. This project, run in association with Habitat for Humanity, a housing charity, involved five teams of staff builders giving their time to help build low-cost housing for local families and communities. A further R100,000 was invested by BoE in the Foundation for International Community Assistance (FINCA) Village Bank in Durban, which provides micro-credit to women to allow them to pursue entrepreneurship opportunities. BoE also made donations to various charity and welfare programmes in 2002, including the Organ Donor Foundation and Guide Dog Association. BoE also runs a matching programme, under which funds raised by staff for good causes are matched on a Rand for Rand basis.

MUTUAL & FEDERAL

Mutual & Federal annually commits a portion of its earnings towards its social responsibility programme, through which it supports a wide range of community-based projects. One particular area it focuses on is literacy and education. Mutual & Federal supports the Read Education Trust as well as Rally to Read, which are initiatives to address the literacy and education problems of many disadvantaged South Africans. Rally to Read is a venture where sponsors embark on rallies into remote rural areas to bring educational materials to schools, many of which cannot be reached except by 4x4 vehicles.

Mutual & Federal is also a member of the World Wildlife Fund (WWF) of South Africa, which is actively involved in projects supporting conservation and addressing environmental issues. Mutual & Federal's support has enabled the WWF to establish the Southern African Wildlife College whose objective is to provide training and eco-education to rural people. This is designed to address environmental issues at grass-roots level by teaching new skills and greater environmental awareness to students. Mr Ken Saggers, Chairman of Mutual & Federal, serves as Chairman on the board of the Southern African Wildlife College.

REST OF AFRICA

The Old Mutual (Namibia) Foundation strives to empower the communities in which the Group's Namibian businesses operate by supporting sustainable initiatives. Its funding is focused on education, health and welfare, community development, arts and culture, and disaster prevention and recovery.

Old Mutual Namibia also conducts a national programme of sponsorships involving all sectors of society from cultural festivals to economic seminars.

In 2002 the biggest project in the education area was a donation to the Katutura Multi-purpose Information Centre. In conjunction with School Net Namibia, the Namibian Foundation renovated a hostel into a community information centre, which provides access to technology and free training on computers focusing on the youth of the area, but which is also available for the surrounding community.

Donations were made to the "Adopt an Orphan" charity fund and to enable mosquito nets to be provided to malaria-stricken hospitals in the north of Namibia.

Old Mutual Namibia also sponsored the Namibia Young Entrepreneurs Competition (NYEC), which promotes financial independence and skills at a school, tertiary and young adult level and also provides young entrepreneurs with a chance to qualify for start-up capital for their own businesses.

A joint project between the Old Mutual Malawi Foundation and Old Mutual plc supported the building of a primary school in the village of St Anthony's in Malawi, which now educates 60 local four and five year old children. The Malawi Foundation also supported a number of health and education projects including polio prevention, the Union for the Blind and Friends of Orphans in support of their HIV/AIDS projects. Old Mutual Malawi also continued and extended its sponsorship of medical students.


Pine
Street Inn

Left: Pine Street Inn supports people in need of food and shelter in Boston.

Old Mutual Zimbabwe has a structured social responsibility programme, which is actively involved in the sponsorship of sport, education and health projects, among others.

Old Mutual became the sponsor of the Zimbabwe cricket team in 2002, which will cover home and away test matches, one day internationals and overseas tours until 2005. This sponsorship is a follow-up to its previous involvement with the Zimbabwe team, when Old Mutual sponsored the one day international between Zimbabwe and England in October 2001.

Old Mutual supports Junior Tennis Zimbabwe in its development programme, sponsoring Under-14, 16 and 18 provincial and inter-provincial tournaments held countrywide. Notable names in the Zimbabwe tennis team have come through these junior teams and a number of them are now undertaking professional training in the USA.

Old Mutual supports the arts and culture through the Harare International Festival of the Arts. This has become a major event in the cultural calendar of Zimbabwe and is a prestigious platform for local and visiting artists.

Old Mutual continues to run the Mathematics Olympiad in conjunction with the University of Zimbabwe. This is a programme to discover and train mathematical talent in Zimbabwe. In 2002, 2,600 students from 150 schools participated in the competition.

USA

Old Mutual (US) Holdings (OMUSH) has a Charitable Foundation which supports organisations on a local (Boston area) and national level. Its support in 2002 was focused on four main themes; the direct support of local organisations, an employee matching gift programme, support for employee involvement in charitable programmes, and vendor support programmes.

Donations were made during 2002 to Boston area organisations supporting arts and culture, the disadvantaged and minority individuals, such as Chalk One Up To The Arts, The Boston Museum of Fine Arts, the New England Aquarium, the Museum of Science, and Big Brothers and Big Sisters of Greater Boston.

One local project helped by OMUSH was Pine Street Inn. This is a not-for-profit organisation committed to helping people in need of shelter, food and basic moral and material support. Pine Street Inn aims to be a community of respect and hope, whilst fighting to end homelessness. The project seeks to meet basic needs and to supply training and support.

Employee gifts to charitable organisations are matched by OMUSH through its matching programme on a dollar for dollar basis up to an annual limit of $2,000. Local colleges and universities, together with the American Heart Association, the American Lung Association, Children's Hospital, Project Bread and the Leukaemia & Lymphoma Society were among the projects that were supported in this way during 2002.

OMUSH also supports employee involvement in charitable organisations, enabling them to provide direct support to fund-raising activities for events such as the Avon Breast Cancer Walk and the Walk for Hunger.

Whenever possible, OMUSH has supported charitable organisations through the purchase of goods and services. OMUSH has shown support in this way to organisations such as the American Cancer Society and Project Sweet Home.

A number of the Group's US asset management businesses have their own charitable support programmes.

The Group's US life business sponsors a food drive for a local Baltimore organisation, Beans & Bread, which feeds between 300 and 400 local disadvantaged people daily. During the holiday season, Beans & Bread provides an outreach programme for families who have a home, but have little money for food and necessities. Employees donate items and the group delivers the collection of goods to Beans & Bread. The programme then puts together pantry boxes containing canned goods, which are delivered to the recipients.

UK

Old Mutual plc and its UK private client business, Gerrard, sponsored two major projects in the UK in 2002. In conjunction with the Old Mutual Bermuda Foundation, Old Mutual plc sponsored The Durban Serenade Choral Society, winners of the South African National Choir Festival (which is itself sponsored by OMSA), to tour the UK



Right: Old Mutual plc supported the building of a primary school in the village of St Anthony's in Malawi.

during July. Highlights of this ten day tour were performances at St James's in Piccadilly, a lunchtime concert in Trafalgar Square, and a gala concert at the Royal Festival Hall to mark the opening of the Commonwealth Games. Funds raised from the tour were split equally between the Cancer Association of South Africa (CANSA) and the Garland Appeal in the UK (which promotes awareness and prevention of breast and testicular cancer).

In association with the Bermuda Foundation, Gerrard sponsored the English Schools Under-18s National football team and the English Schools Under-14s Cup competition in 2002. Over 1,000 teams entered the cup competition. Funds raised from this project were also donated to the Garland Appeal.

Companies within Old Mutual Financial Services (OMFS) made various other donations to charitable projects during 2002. These included the sponsorship of a new hospice for the Shooting Star Trust, an organisation that provides support for families with terminally ill children, under which £54,000 is to be donated over three years.

Mencap was supported during 2002 when Edmond Warner, the Chief Executive of OMFS, ran the London Marathon. Mencap is a charity that works with people who have learning difficulties. A combination of individual sponsorship and matched funding from the Bermuda Foundation enabled over £6,000 to be donated to Mencap.

Gerrard supported a charity gala for the British Antique Dealers Association in support of Great Ormond Street Children's Charity and sponsored a Golden Jubilee Concert with the Kirklees Music School. Gerrard's involvement with the Outward Bound Trust Marathon Challenge raised over £25,000 for the Trust's work with disadvantaged children, receiving the award for Largest Corporate Entry for its participation.

In 2002, Old Mutual International (OMI) participated in a range of fundraising activities including entering a team in the Three Peaks Challenge. Over £9,000 was raised and this was donated to CARE International Charity, which provides care, relief, development and education programmes for some of the world's neediest children and young people.

Around 50 employees from across the UK businesses participated in the Caledonian Challenge. This aimed to raise funds for local Scottish charities and the community. Each participant raised approximately £500 for The Scottish Community Foundation, which is a charitable organisation distributing funds to Scottish based projects, particularly in the Highlands.

ENVIRONMENT

As a financial services provider the Group's primary aim is to meet the financial needs of its clients. In doing this, the Group recognises that it has a substantial impact on the environment, both directly through the running of its offices and indirectly through meeting the investment needs of its clients.

Following the introduction of the Group's environmental policy in February 2002 and the designation of Mr Roberts, the Group Finance Director as the member of the Board responsible for the Group's environmental performance, a proactive campaign of environmental awareness was developed around the Group during 2002.

In the Group's three principal operating regions, environmental accountability has been assigned to specific individuals who have allocated people at the business unit level to oversee the roll-out of the policy. Monitoring of the selected environmental Key Performance Indicators (KPIs) also falls under these individuals' control and this is, where possible, being applied across the Group.

The objectives that the Group has set are:

- to ensure compliance at local, national and international levels;
- to minimise the consumption of energy, water and materials across operations;
- to minimise solid waste generation by waste re-use and recycling wherever possible;
- to avoid the use of materials that may cause harm to the environment;
- to promote internal awareness of environmental issues with staff; and
- to support environmentally-related initiatives by employees and relevant external groups.

These objectives are to be applied across the Group at the business unit level, using best practice in environmental management.

The Group has made significant progress in applying these principles. All major business units have now adopted the policy and an action plan. They also complied with relevant environmental legislation at local, national and international levels during the

Far right: HIV/AIDS awareness is promoted among Old Mutual staff.



year. Old Mutual sought during 2002 to reduce its use of energy, water and materials by re-use and recycling where possible. Many of the head office sites have recycling systems in place for paper and equipment, such as printer cartridges, that have reached the end of their life.

Baseline data have been collected and in 2003 the Group will be looking to set targets to reduce the impact it has through its use of resources. Where data are not easily available, the Group will be exploring ways of collecting such information.

As a financial services provider, the Group has little contact with materials that could do great damage to the environment. It has ensured, however, that, where relevant, it has avoided using materials that may cause harm. Internal awareness of environmental issues increased during 2002, with the environmental policy being placed on the Company's website. A proactive approach to raising awareness will continue in 2003.

Support to environmental initiatives has been given where appropriate. OMSA donated money to four environmental projects in 2002, including the Old Mutual Environmental Education Centre at the Two Oceans Aquarium in Cape Town. Nedbank also invested in a number of environmental projects in 2002 through their Green Trust, as described earlier in this report.

The Group's KPIs and environmental targets will be reviewed annually, to ensure their continuing appropriateness.

The data gathered from the units on compliance with the Group's environmental objectives are compiled and reported to the Board at least annually. To assist in the objective of continual improvement, a designated Corporate Social Responsibility Manager was employed at Old Mutual plc at the beginning of 2003.

Old Mutual is looking in 2003 to finalise its commitment to the UK government scheme "Making a Corporate Commitment" (MACC2). It intends that, by joining MACC2, this will aid the tracking of environmental improvements and allow interested parties to learn what it is achieving.

Old Mutual participates in Business in the Community's Corporate Environmental Engagement Index. This helps the Group to assess how well it is managing environmental issues and to benchmark itself against other members of the financial services industry in the countries where it operates.

HEALTH AND SAFETY

The Group recognises its obligation to supply its employees with a safe and clean working environment. Data on health and safety compliance are collated and reported to the Board annually via Mr Roberts, the director responsible. During 2002 there were no significant accidents or material health and safety issues at work reported from around the Group.

Old Mutual aims to codify a Group-wide health and safety policy in 2003 and to report on this.

FTSE4GOOD

Old Mutual plc is a member of the FTSE4Good Index of the London Stock Exchange, the selection criteria for which include working towards environmental sustainability, developing positive relationships with stakeholders, and upholding and supporting universal human rights.

CODE OF BUSINESS CONDUCT/ETHICS

The Old Mutual Group has adopted and follows a Code of Business Conduct/Ethics. Copies of this Code are available to staff on the Old Mutual intranet and may also be obtained from the Group Company Secretary at the registered office.

Martin C Murray
Group Company Secretary
24 February 2003

CORPORATE GOVERNANCE AND INTERNAL CONTROL

The Group is committed to the objective of achieving high standards of corporate governance and internal control. In the year ended 31 December 2002 and in the preparation of this Annual Report and Accounts, the Company has applied the principles set out in section 1 of the Combined Code and complied throughout the accounting period with the Code provisions set out therein in the following manner.

BOARD OF DIRECTORS

The Board meets on a scheduled basis eight times a year (including sessions devoted to strategy and business planning) and has specific matters reserved to it for decision. It also meets ad hoc, as and when required, to deal with specific matters requiring Board consideration between its regularly scheduled meetings. During 2002, the eight scheduled Board meetings were attended by all of the then directors, except for two from which Mr Stuart was absent. The Board also met on a further four occasions, on an ad hoc basis. Where directors are unable to attend Board meetings for any reason, every effort is made to obtain and communicate to the meeting any comments they may have on the items on the agenda.

Directors, on appointment and regularly thereafter, are briefed in writing and orally by executive management (including on social, environmental and ethical (SEE) matters significant to the Group's businesses). They may take independent professional advice at the Company's expense, if necessary for the furtherance of their duties. The Company also ensures that newly appointed non-executive directors receive appropriate external training on their duties and on the responsibilities that they are expected to discharge, and that they are familiarised with the Group's main businesses as soon as practicable. This includes briefing on SEE matters, where significant to the Group's businesses. All directors have access to the Company Secretary.

During 2002, the Board conducted a self-assessment questionnaire to evaluate the effectiveness of its procedures and a number of improvements were made as a consequence to the planning and conduct of Board meetings. It is intended that this exercise will be repeated at appropriate intervals in the future.

The Board currently comprises three executive and nine non-executive directors, as described in more detail on pages 38 and 39. Mr Levett, the non-executive Chairman, was previously Chairman and Chief Executive of the Company. Mr Liebenberg is Chairman of the Company's subsidiary, Nedcor Limited, and was formerly Chief Executive of that company. The other seven non-executive directors are considered by the Board to be free from any business or other relationship that could materially interfere with the exercise of their independent judgement.

The executive element of the Board is balanced by a strong independent group of non-executive directors. Mr Stuart served as the senior independent non-executive director from 1999, when the Company demutualised, until February 2003. He has now been succeeded in that role by Mr Collins, ahead of Mr Stuart's planned retirement from the Board on his seventieth birthday later in 2003.

The Articles of Association of the Company require that at least one third of the directors (excluding those appointed by the Board during the year) shall retire by rotation each year. This reflects the principle of the Combined Code and is applied in such a manner that each of the directors will submit himself for re-election at regular intervals and at least every three years. Proposals for re-election to the Board are considered by the Nomination Committee, and are not automatic.

STANDING COMMITTEES

The Executive Committee is a committee of the Board, comprising the executive directors of the Company, to which is delegated executive control and decision-making, subject to reservation of matters that require approval by the Board itself.

The Nomination Committee makes recommendations to the Board in relation to the appointment of directors and the structure of the Board. It was chaired throughout 2002 by Mr Stuart and its other members were Mr Broadhurst, Mr Clewlow, Mr Collins, Mr Joubert, Mr Levett, Mr Liebenberg and, with effect from 9 August 2002, Mr Sutcliffe. All three of its meetings during 2002 were attended by all the then members, except for one from which Mr Stuart was absent (chaired by Mr Levett) and one from which Mr Joubert was absent. Mr Stuart retired as Chairman of the Nomination Committee in February 2003 and has been replaced in that role by Mr Levett. Mr Bogni also joined the Nomination Committee in February 2003.

The Remuneration Committee, chaired by Mr Collins, comprises six of the non-executive directors, as described in the Remuneration Report on pages 44 to 54, all of whom are considered by the Board to be independent for the purposes of the Combined Code. Details of how the Remuneration Committee and the Board have applied the principles of the Combined Code in respect of the executive directors' remuneration are provided in the Remuneration Report.

The Group Audit Committee is chaired by Mr Broadhurst and its other members during the year were Mr Bogni (who was appointed to the committee on 9 August 2002), Mr Clewlow, Mr Collins, Mr Joubert, Mr Liebenberg and Mr Stuart. Its terms of reference were updated during 2002 to take account of developments in best practice and to clarify its role in monitoring, inter alia, risk compliance and internal control. They enable it to take an independent view of the appropriateness of the Group's accounting policies and practices for presentation of its interim and final results and the Report and Accounts and the effectiveness of the Group's internal control system (including financial, operational, compliance controls and risk management). It also reviews annually the remit, authority, resources and scope of the work of internal audit, and considers the appointment of, and fees (both audit and non-audit) for, the external auditors, who have unrestricted access to it. It also monitors internal and external auditors' performance against expectations. It met five times during 2002 and all the then members were present at each meeting, save one from which Mr Stuart was absent and one from which Mr Joubert was absent. Mr Andrews was appointed as an additional member of this Committee in February 2003.

A number of audit committees operate at subsidiary level, including at Old Mutual Financial Services (UK) plc, Old Mutual Life Assurance Company (South Africa) Limited, Old Mutual (US) Holdings Inc., Nedcor Limited and Mutual & Federal Insurance Company Limited, with terms of reference (in relation to the businesses under their respective remit) broadly equivalent to those of the Group Audit Committee. The Group Audit Committee receives minutes of the proceedings and reports from subsidiary audit committees on a regular basis.

The Group Compliance and Risk Management Committee, chaired by Mr Clewlow, is a sub-committee of the Group Audit Committee. Other members of this committee are Mr Sutcliffe, Mr Broadhurst and, with effect from February 2003, Mr Liebenberg. The committee met three times during 2002. It reviews compliance and other significant risks within the Group's operations with a view to ensuring that appropriate controls are in place to address those risks. Responsibility for the day to day control of risk and compliance remains, however, primarily with the management of the underlying operations. Each business has an executive director or directors responsible for the risk and compliance functions. An escalation process is in place which is designed to ensure that significant risk and compliance issues and significant control failures are reported to the Group Compliance and Risk Management Committee and, as appropriate, to the Group Audit Committee.

The Group Capital Management Committee was established as a sub-committee of the Executive Committee during 2002. Its role is: (i) to set an appropriate framework and guidelines to ensure the appropriate management of the Group's capital; (ii) to allocate capital to the Group's various businesses based on twice yearly requests; and (iii) to monitor the return based on allocated capital per business relative to the hurdle rate and limiting the allocation of capital to under-performing businesses as appropriate. In addition, it is tasked: (i) to ensure that the strategic investment goals of the Group are clearly disseminated; (ii) to consider and approve the overall investment strategy of the Group's shareholders' funds, including those supporting regulatory and solvency capital, in order that the shareholders' assets are managed prudently having regard to risk, liquidity, tax and the need to support the Group's businesses; and (iii) to consider projects referred to it and to approve (or, where appropriate, refer up for approval) those deemed most likely to support the Group's core strategies and build shareholder value. Its current membership comprises the Chief Executive, the Group Finance Director, the Group Treasurer and the Group Accountant. It met twice during 2002.

The Actuarial Review Committee (which had previously operated as a committee of the Board of Old Mutual Life Assurance Company (South Africa) Limited) was reconstituted during 2002 as a sub-committee of the Group Audit Committee, to cover the entirety of the Group's life operations worldwide. It is chaired by Mr Bogni and its other members are the Group Finance Director and the Chairman of Old Mutual plc. It met twice during 2002. The role of the Actuarial Review Committee is: (i) to review the actuarial elements that affect the Group's externally published financial statements (annual and interim); (ii) to verify the appropriateness of the actuarial methods and assumptions used and changes thereto and the appropriateness of the financial results that depend on actuarial calculations; and (iii) to review the financial soundness of each of the life assurance companies within the Group.

INTERNAL CONTROL ENVIRONMENT

The Board acknowledges its overall responsibility for the Group's system of internal control and for reviewing its effectiveness, whilst the role of executive management is to implement Board policies on risk and control.

Executive management have implemented an internal control system designed to facilitate the effective and efficient operation of the Group and its business units and aimed at enabling them to respond appropriately to significant business, operational, financial, compliance and other risks to achieving the Group's business objectives. These include protecting policyholders' interests, safeguarding shareholders' investments, safeguarding assets from inappropriate use or from loss or fraud, ensuring that liabilities are identified and managed, and addressing any SEE matters that have significance for the Group's businesses. The system of internal control also helps to ensure the quality of internal and external reporting, compliance with applicable laws and regulations, and internal policies with respect to the conduct of business.

The Group's internal control system is designed to manage, rather than eliminate, the risk of failure to achieve the Group's business objectives, and can only provide reasonable, and not absolute, assurance against material misstatement or loss.

The Board is of the view that there is a sufficient ongoing process for identifying, evaluating and managing the significant risks faced by the Group, and that this process has been in place for the year ended 31 December 2002 and up to the date of approval of this Report. The process accords with the guidance set out in "Internal Control Guidance for Directors on the Combined Code" dated September 1999 (commonly referred to as the Turnbull guidance) and is regularly reviewed by the Board.

The key components of the Group's overall system of internal control currently in operation and the process of review by the directors are set out below.

BUSINESS PLANNING

The Board reviews the Group's strategic direction and the executive directors consider the strategy for individual businesses with executive management on a regular basis. Annual budgets and three year strategic plans are prepared, with performance targets for each business set by the executive directors in conjunction with executive management. The overall Group plan is then reviewed by the Board in the light of the Group's objectives. Performance against plan is regularly monitored at Board level.

MANAGEMENT STRUCTURES

The Group has an appropriate organisational structure for planning, executing, controlling and monitoring its business operations in order to achieve the strategic business objectives approved by the Board. The management of the Group as a whole is delegated to the executive directors in accordance with a Scheme of Delegated Authority, which also governs the conduct of the executive managers of the underlying wholly-owned operations of the Group. These executive managers are accountable for the control, conduct and performance of their businesses within an agreed business strategy.

Each of the Group's separately quoted subsidiaries, Nedcor Limited and Mutual & Federal Insurance Company Limited, has a board that comprises executive and non-executive directors. Each such board is responsible for compliance with good corporate governance and codes of conduct applicable to listed South African companies. In addition, as regulated businesses, both of these entities must comply with regulatory requirements in their sectors.

CORPORATE GOVERNANCE AND INTERNAL CONTROL CONTINUED

RISK MANAGEMENT
Executive management are responsible for the identification, evaluation and management of risks affecting their areas of business. These risks (including those relating to SEE matters) are assessed on a regular basis and may be associated with a variety of internal or external sources. The Group risk function is responsible for maintaining and updating on a regular basis the Group's strategic risk profile and monitoring changes to it.

The Group Compliance and Risk Management Committee reports to the Group Audit Committee on risks to the achievement of the Group's objectives and instances of significant control failures (status and accountability for resolution being also noted). It is supported by a Group risk function which coordinates regular reports from the risk management and compliance (or equivalent) committees within the Group's subsidiaries or business units, whose terms of reference are aligned with those of the Group Compliance and Risk Management Committee.

MANAGEMENT OF SPECIFIC RISKS
At Company level, the principal risks are the volatility of the major currencies in which the Group operates (Rand and US$) to Sterling and investment market movements.

Given the lack of deep and liquid markets for African trading currencies and the size of currency-related risks, the Group does not currently hedge translation risk for African currencies, although action may be taken to hedge specific forecast cash flows, such as the payment of dividends from South Africa.

In order to manage investment risk, the Group makes limited use of derivative contracts, outside regulated entities, only for the purposes of risk reduction or efficient portfolio management. Speculative activity is not permitted and all transactions must be fully covered by cash or corresponding assets and liabilities. The total income from all derivative instruments outside regulated entities is not material to the Group.

The other principal risks managed by the Group's businesses are described below.

Life assurance
Underwriting risk is controlled by underwriting principles governing product repricing procedures and authority limits. The underwriting process takes into account actual and prospective mortality, morbidity and expense experience. The impact of HIV/AIDS is mitigated wherever possible by writing products that allow for repricing on a regular basis or are priced to allow for the expected inflationary effects of AIDS. The Group also conducts HIV and other tests for lives insured above specific values and offers reduced premiums for those willing to undergo regular testing.

For fixed annuities, market risks are managed by investing in fixed interest securities with a duration closely corresponding to those liabilities. Market risks on policies where the terms are guaranteed in advance and the investment risk is carried by the shareholders, principally reside in the South African guaranteed non-profit annuity book, which is closely matched with gilts and semi-gilts. Other non-profit policies are also suitably matched through comprehensive investment guidelines. Market risks on with-profit policies, where investment risk is shared, are minimised by appropriate bonus declaration practices.

Equity price risk and interest rate risk (on the value of securities) are modelled by the Group's risk-based capital practices, which require sufficient capital to be held by the life assurance company in excess of the statutory minimum to allow the Group to manage significant equity exposures. Credit risk is monitored by credit committees covering life and third party funds, which have established appropriate exposure limits by portfolio.

Banking
Financial instruments are fundamental to the operations of Nedcor and such instruments are frequently used to manage the risks that Nedcor is exposed to in the course of its normal operations. Risks relating to trading and non-trading activities are managed through a comprehensive framework of policies, methods and independent monitoring committees.

Asset and liability management is conducted within a formal structure which monitors the levels of acceptable financial risk and the management thereof. Asset and liability management is not heavily reliant on trading securities and derivatives. The focus is on using on-balance sheet mechanisms.

Interest rate risk for Nedcor is its net income exposure to adverse movements in rates arising as a result of the mismatches in the repricing terms of assets and liabilities. Prospective repricing of assets and liabilities is assessed using gap analysis and earnings at risk modelling techniques to assess the potential impact.

Liquidity risk is the risk of being unable to raise funds at market prices to meet commitments as they fall due or to satisfy client demands for funds. This risk is managed by the maintenance of adequate capital, combined with sophisticated cash flow forecasting and strategic planning, maintaining an adequate pool of high quality marketable assets and ensuring appropriate diversity in liabilities.

Credit risk is governed by policy guidelines and administered by an appropriately constituted committee at Nedcor, which approves all facilities in excess of 10% of capital, together with other large exposures, risk limits, provisions and non-performing loans. Concentrations in country credit risk are similarly managed.

Nedcor's trading in foreign exchange and interest rate markets primarily involves interest rate swaps, forward rate agreements, bonds and bond options. Currency options, equities and equity derivatives are also traded on a limited basis. Trading exposures are measured using sensitivity analysis, value at risk and scenario testing, and Nedcor operates a formal system of monitoring and oversight on market trading risk.

Asset management
The exposure of the Group's asset management businesses to market fluctuations arises from the potential impacts on revenue levels, which are a function of the value of client portfolios. Investment risk is principally borne by the client. Compliance risks faced by these businesses are monitored and reviewed by compliance and risk committees established for this

purpose. The risk of loss of key employees is managed by the use of long term incentive schemes aligned with shareholder value targets, and by competition restrictions in employment agreements.

General insurance
Underwriting risks are controlled through a formal system of parameters within Mutual & Federal, which is regularly updated and only deviated from following approval by senior management. Reinsurance cover is in place, with retentions set at conservative levels. Equity price risk is covered by the capital strength of the Mutual & Federal group.

MONITORING OF CONTROLS

The Board has reviewed the effectiveness of the system of internal control during the year. The key processes supporting the Board's regular and annual review process are summarised below.

The Chief Executive Officers of the Group's principal subsidiaries and business units report to the Board on behalf of their respective executive committees on major changes in the business and external environment that affect the significant risks to the businesses. The Group Finance Director provides the Board with monthly performance information which includes key performance and risk indicators.

As part of the Board's annual review process, each executive director is asked to complete a letter of assurance confirming compliance throughout the year and up to the date of approval of the Annual Report with the Group's Scheme of Delegated Authority and risk management and control policies. The results of these letters are reported to the Group Audit Committee. These letters of assurance are supported by regularly updated risk profiles of each subsidiary and business unit, combined with a process of control self-assessment. Management teams in each subsidiary and business unit have applied the Criteria of Control Model (CoCo) developed by the Canadian Institute of Chartered Accountants, and have produced a control integrity profile for successive assurances given at increasingly higher levels of management and finally to the Group Audit Committee. As a result of structural changes arising from its corporate activity in 2002, Nedcor was excluded from applying this model. This process is co-ordinated by the Group Compliance and Risk Management Committee and facilitated by the Group risk function.

Control failures are reported pursuant to an escalation protocol to the appropriate level of management board or committee, where rectification procedures and progress are closely monitored. Planned corrective actions are independently monitored for timely completion by internal audit and, as appropriate, the Group Audit Committee and Board.

The Group's internal audit function operates on a decentralised basis co-ordinated at Group level by the Group head of internal audit. It carries out regular risk-focused reviews of the system of internal control and reports to local executive management, with unrestricted access to the Chairman of the Group Audit Committee. An internal audit charter, reviewed and approved by the Group Audit Committee, governs internal audit activity within the Group and is conducted in accordance with an annual audit plan. Progress against that plan is reported regularly to that Committee.

Acquisitions
In the case of companies acquired as part of the BoE Limited group during 2002, the internal controls in place in these companies are being, and will continue to be, reviewed against the Group's benchmarks of effective risk and control as they are integrated into the Group's systems.

Associates
The policyholders' funds of the Group's South African and Zimbabwean life assurance operations have holdings representing an aggregate in excess of 20% of the issued share capital of a number of major South African and Zimbabwean companies listed on the JSE Securities Exchange South Africa and the Zimbabwe Stock Exchange, respectively. These are held as investments and the companies concerned are not subject to the governance or control structures of the Group.

INVESTOR RELATIONS

The Company is committed to a process of continuing dialogue with its investors and has maintained a policy of proactive communication, appropriate disclosure, and transparency of information throughout the past year. After each results declaration and following major corporate actions, the Company makes appropriate contact with investors and intermediaries, and issues news releases and other materials including electronic communications. Formal presentations, webcasts and speeches are posted on the Company's website, *www.oldmutual.com*, where they are accessible, subject to restrictions arising from the Financial Services and Markets Act 2000, by interested parties.

The Company's share registrars in the UK and each country where its shares are listed offer comprehensive services to personal shareholders to deal with specific requests that they may have. The Company's brokers in each of the five markets where Old Mutual's shares are listed also maintain active communication with, and provide other services for, the Company's shareholders.

Group strategy and performance are communicated to financial markets through annual and interim reports, news releases, speeches, transcripts and presentations, using a wide spectrum of internal and external communication channels. Frequently asked questions are posted on the Company's website and the Company responds to many direct requests for information and also provides answers to specific queries. The Company's website offers a wide range of services for investors, which includes the Company's share price, details of dividends, procedures for electing to receive communications electronically, and other relevant data for shareholders.

The Board monitors investor relations matters closely. The executive directors participate fully in specific investor programmes on an international basis.

GOING CONCERN

The Board has satisfied itself that the Group has adequate resources to continue in operation for the foreseeable future. The Group's financial statements have accordingly been prepared on a going concern basis.

By order of the Board

Martin C Murray
Group Company Secretary
London, 24 February 2003

BOARD OF DIRECTORS








The Board has twelve members, with three executive and nine non-executive directors.

MIKE LEVETT (63)[2]
B.Com., D.Econ.Sc. (hc), FIA, FFA, FASSA, is non-executive Chairman, having previously held the role of Chairman and Chief Executive until October 2001. In February 2003 he also became Chairman of the Nomination Committee. He joined the Group in 1959. He is a non-executive director of Barloworld Limited, Central Africa Building Society, Mutual & Federal Insurance Company Limited, Nedcor Limited, SABMiller plc and Old Mutual South Africa Trust plc.

RICHARD LAUBSCHER (51)
B.Com. (Hons), AMP (Harvard), FIBSA, has been an executive director of the Company since January 2001. He is Chief Executive of Nedcor Limited, a position he has held since 1994, and of Nedbank Limited. He has worked for the Nedcor group for 32 years.

KEY:
[1] Member of the Group Audit Committee
[2] Member of the Nomination Committee
[3] Member of the Remuneration Committee

JIM SUTCLIFFE (46)[2]
B.Sc., FIA, became Chief Executive in November 2001, having been appointed to the Board as Chief Executive of the Group's life businesses in January 2000. He is also a non-executive director of Nedcor Limited and of Nedbank Limited. Before joining the Group, he was Chief Executive, UK, of Prudential plc and Chief Operating Officer of Jackson National, Prudential's US subsidiary.

NIGEL ANDREWS (55)[1,3]
B.Sc., MBA, was appointed as a non-executive director of the Company on 1 June 2002. He is a non-executive director of the Company's principal US holding company, Old Mutual (US) Holdings Inc. and chairs that company's Remuneration Committee. He is a member of the boards of Great Lakes Chemical Corporation and the Victory Funds and is a governor of the London Business School. Previously he was an Executive Vice President and member of the office of the CEO of GE Capital, having spent 13 years with The General Electric Company Inc.

JULIAN ROBERTS (45)
B.A., FCA, MCT, is Group Finance Director, a position he has held since joining the Group in August 2000. He is also a non-executive director of Mutual & Federal Insurance Company Limited and Nedcor Limited. He was formerly Group Finance Director of Sun Life & Provincial Holdings PLC. Before joining Sun Life & Provincial Holdings PLC, he was a director and Chief Financial Officer of Aon UK Holdings Limited.

RUDI BOGNI (55)[1,2]
D.Econ. (Bocconi), joined the Board of the Company as a non-executive director in February 2002. He chairs the Actuarial Review Committee. He is Chairman of Medinvest International SCA, Luxembourg and of the International Advisory Board of Oxford Analytica. He is also a member of the boards of the LGT Foundation, Civilia, and Prospect Publishing, and of the governing council of the Centre for the Study of Financial Innovation. He served previously as a member of the Executive Board and Chief Executive, Private Banking of UBS AG, and before that he was Group Treasurer and a member of the Executive Committee of Midland Bank plc.



NORMAN BROADHURST (61)[1,2,3]
FCA, FCT, has been a non-executive director of the Company since March 1999. He chairs the Group Audit Committee. He was Group Finance Director of Railtrack plc from 1994 to 2000. He is Chairman of Freightliner Limited and of Chloride Group plc. He is also a non-executive director of Cattles plc, Taylor Woodrow plc, Tomkins plc and United Utilities plc.

PETER JOUBERT (69)[1,2,3]
B.A., DPWM, has been a non-executive director of the Company since March 1999. He is Chairman of Delta Motor Corporation (Pty) Limited, Delta Electrical Industries Limited, Foodcorp Holdings (Pty) Limited, Impala Platinum Holdings Limited, Munich Reinsurance of Africa Limited and Sandvik (Pty) Limited. He is Deputy Chairman of Nedcor Limited and a non-executive director of Murray & Roberts Holdings Ltd. He is a past Managing Director and Chairman of African Oxygen Limited.

WARREN CLEWLOW (66)[1,2,3]
OMSG, CA(SA), D.Econ. (hc), has been a non-executive director of the Company since March 1999. He chairs the Group Compliance and Risk Management Committee. He has been Chairman of Barloworld Limited since 1991. He was previously Chief Executive of the Barloworld group and has managed many of its various divisions. He is a non-executive director of Nedcor Limited and Sasol Limited.

CHRIS LIEBENBERG (68)[1,2]
CAIB(SA), FIBSA, AMP (Harvard), D.Com. (hc), has been a non-executive director of the Company since March 1999. He is Chairman of Nedcor Limited and Nedbank Limited and was formerly Minister of Finance in the South African Government of National Unity. He is a past Chief Executive of Nedcor Limited and past Chairman of Hoechst SA. He is also a non-executive director of Mutual & Federal Insurance Company Limited and MacSteel Holdings (Pty) Ltd.

CHRISTOPHER COLLINS (63)[1,2,3]
FCA, has been a non-executive director of the Company since March 1999 and became the senior non-executive director in February 2003. He chairs the Remuneration Committee. He has been Chairman of Hanson PLC since 1998, having previously been Vice-Chairman from 1995. His international experience includes working as a Hanson PLC representative in Australia. He is Chairman of Forth Ports PLC and a non-executive director of The Go-Ahead Group plc and Alfred McAlpine PLC.

MURRAY STUART (69)[1,3]
CBE, M.A., LL.B., D.Univ., CA, FCT, has been a non-executive director of the Company since March 1999. He is a member of the Supervisory Board of Vivendi Environnement, and a member of the Advisory Board of Credit Lyonnais Europe. He was Chairman of ScottishPower plc from 1992 to 2000. He was previously Deputy Managing Director of ICL and Chief Executive of Metal Box.

DIRECTORS' REPORT

The directors of Old Mutual plc submit their report and the audited financial statements of the Group for the year ended 31 December 2002.

PRINCIPAL ACTIVITIES
The Company is the holding company of the Old Mutual group of companies, whose principal activities are life assurance (including retirement savings), asset management (including unit trusts and portfolio management and services), banking and general insurance.

SHARE CAPITAL
The Company's issued share capital at 31 December 2002 was £378,250,637.20 divided into 3,782,506,372 Ordinary Shares of 10p each (2001: £374,371,097.60 divided into 3,743,710,976 Ordinary Shares of 10p each).

During the year ended 31 December 2002, a total of 724,070 shares in the Company were issued pursuant to the Group's share option schemes and 38,071,326 shares were issued on 5 June 2002 on exercise of a "greenshoe" option granted to Merrill Lynch International in connection with the placing of the shareholding of the St Paul group in the Company.

Authorities from the shareholders for the Company to make market purchases of, and / or to purchase pursuant to contingent purchase contracts relating to each of the four African stock exchanges on which the Company's shares are listed, up to an aggregate of 374,407,835 of its own shares were in force at 31 December 2002. No purchases of shares were made pursuant to any of those authorities during the year then ended.

REVIEW OF THE YEAR AND FUTURE DEVELOPMENTS
The Chief Executive's Statement, the Group Financial Review and the Business Reviews contained in this document include a review of the year and the outlook for the Group. The Group's profit, appropriations and financial position are shown in the financial statements.

DIVIDEND
The directors recommend a final dividend of 3.1p per share for payment on 30 May 2003 to holders of Ordinary Shares on the register at the close of business on 22 April 2003.

If approved at the Annual General Meeting, this dividend will be paid to shareholders on the South African, Malawi and Zimbabwe branch registers and the Namibian section of the UK register in the respective local currencies of those territories, by reference to the relevant exchange rates prevailing on 3 April 2003, as determined by the Company. The equivalents of the recommended Sterling dividend in these currencies will be announced by the Company on 4 April 2003. It is expected that payment will be made via dividend access trust mechanisms in each country concerned. This means that holders of shares on the South African branch register will receive their dividend from a South African domestic entity and will therefore not be subject to the South African tax on foreign dividends in relation to it.

The Board's policy on dividends is to seek to achieve stable returns to shareholders over time, reflecting the Group's long term rate of return and the cash flow requirements of its businesses. The Board anticipates declaring an interim dividend for the current year in August 2003, payable in November 2003.

DIRECTORS
The Board currently has twelve members, consisting of three executive and nine non-executive directors. All of the current directors (except for Mr R Bogni, who was appointed to the Board on 1 February 2002 and Mr N D T Andrews, who was appointed to the Board on 1 June 2002) served throughout the year ended 31 December 2002.

DIRECTORS' INTERESTS
Details of the directors' interests (within the meaning of section 346 of the Companies Act 1985, including interests of connected persons) in the share capital of the Company and quoted securities of its subsidiaries at the beginning and end of the year under review are set out in the following table, whilst their interests in share options and restricted share awards are described in the section of the Remuneration Report entitled "Directors' Interests Under Employee Share Plans"

	Old Mutual plc Number of shares	Nedcor Limited Number of shares	Non-cumulative, non-redeemable preference shares in Nedbank Limited	Mutual & Federal Insurance Company Limited Number of shares
At 31 December 2002				
N D T Andrews	–	–	–	–
R Bogni	19,000	–	–	–
N N Broadhurst	2,416	–	–	–
W A M Clewlow	30,700	2,000	–	–
C D Collins	5,541	–	–	–
P G Joubert	50,000	15,000	–	–
R C M Laubscher	12,100	403,368	–	–
M J Levett	4,159,518	12,333	–	864,100
C F Liebenberg	600	31,462	135,000	40,500
J V F Roberts	87,258	–	–	500
C M Stuart	5,541	–	–	–
J H Sutcliffe	212,478	–	–	–

	Old Mutual plc Number of shares	Nedcor Limited Number of shares	Nedcor Investment Bank Holdings Limited Number of shares	Mutual & Federal Insurance Company Limited Number of shares
At 1 January 2002				
(or on appointment as a director, if later)				
N D T Andrews	–	–	–	–
R Bogni	–	–	–	–
N N Broadhurst	2,416	–	–	–
W A M Clewlow	30,700	2,000	–	–
C D Collins	5,541	–	–	–
P G Joubert	50,000	15,000	–	–
R C M Laubscher	12,100	105,258	102	–
M J Levett	336,642	4,000	250,000	864,100
C F Liebenberg	600	20,768	320,706	40,500
J V F Roberts	40,244	–	–	500
C M Stuart	5,541	–	–	–
J H Sutcliffe	130,121	–	–	–

Included in the above interests are non-beneficial interests in 500 shares in Mutual & Federal Insurance Company Limited held as qualification shares by each of M J Levett, C F Liebenberg and J V F Roberts at both 1 January and 31 December 2002.

No director had a material interest in any significant contract with the Company or any of its subsidiaries during the year.

RELATED PARTY TRANSACTION

During the year the Company renegotiated the arrangements to acquire the revenue sharing interests of Pilgrim Baxter & Associates (PBA) from the two principals, Mr Harold Baxter and Mr Gary Pilgrim (the Principals).

In November 2000 the Company had partially restructured the revenue sharing agreement with PBA, as a result of which an option had been put in place for the Company to acquire the Principals' residual revenue sharing rights for a total of $240 million. This option was not exercised and expired in December 2001. As a result, the Principals were then entitled to a 20% revenue share in the business of PBA for a period of 10 years.

In March 2002 this residual revenue share was bought out by the Company. The financial terms of the restructuring involved replacing the 20% revenue share of the Principals with the following elements:

- three fixed payments of $58.3 million, payable in March 2002, February 2003 and February 2004. In respect of each payment the Company could elect to satisfy $16.7 million in its own shares. The first such payment was made wholly in cash; and

- five annual earn-out payments, due in February of each of the years 2004 to 2008, if profits growth at PBA exceeds 7.5% per annum from a base of $53.6 million. If profits growth were a constant 15% per annum, then each yearly payment would be $18.2 million. The payments are capped at $68.2 million if profits growth is equal to, or greater than, 30% per annum.

CORPORATE GOVERNANCE AND INTERNAL CONTROL

A statement on corporate governance and internal control appears on pages 34 to 37.

SUBSTANTIAL INTERESTS IN SHARES

At 24 February 2003, the following substantial share interests had been declared to the Company in accordance with Part VI of the Companies Act 1985:

Name	Number of shares	% of total issued shares
Barclays PLC	143,589,835	3.8%
Legal & General Insurance Company	123,250,729	3.3%
Old Mutual Life Assurance Company (South Africa) Limited	300,000,000	7.9%

EMPLOYMENT POLICIES AND DEVELOPMENTS DURING 2002

The Group's employment policies are regularly reviewed and updated to ensure their appropriateness for the locations within which they apply. They are designed to promote a working environment which supports the recruitment and retention of highly effective employees, improves productivity and fosters relationships free of discrimination. Whilst local employment policies and procedures are developed by each subsidiary company according to its own circumstances, a number of key human resources values and policies are promoted throughout the Group:

- the Group considers that the establishment of the right priorities and environment for its people is essential for their performance and development, and to the future of the Group;

- employees are recruited and promoted on the basis of their suitability for the job, without discrimination in terms of race, religion, national origin, colour, gender, age, marital status, sexual orientation or disability unrelated to the task at hand. In South Africa this principle needs to be balanced against the requirement to address the issues of employment equity, and the Group's practices are cognisant of this;

- the Group values the involvement of its employees and continues to keep them informed on matters affecting them as employees and factors relevant to the performance of the Group. Employee involvement and consultation are managed in a number of ways, including in-house publications, briefings, roadshows, and the intranet. In many parts of the business employee representatives are consulted regularly on a wide range of issues affecting their current and future interests. Where this is not the case, change management processes and capability are being developed to ensure the inclusion of staff in changes affecting them; and

- the efforts of the individual in helping to create the success of the Group should be appropriately recognised. Pay systems are structured to recognise both the contribution of individuals and the performance of the sector of the business in which they work.

During 2002, a number of initiatives were undertaken to build a cohesive group of senior leaders around the Group, who see their roles equally as achieving the success of their own business and that of the Group as a whole. These included the following:

- a Group-wide leadership review, undertaken under the chairmanship of the Chief Executive, which identified attributes required for successful international leadership. Senior executives were analysed against these attributes and were assessed by colleagues in a 360 degree appraisal process. The results of this review are being used to shape development, succession planning and performance management programmes, so that the Group can continue to develop talent to meet both its strategic requirements and the aspirations of its people;

- a study to identify the key principles to be applied to executive reward was undertaken. The current structure of total reward was reviewed in the light of agreed principles and local market conditions. The structure of incentive schemes was revised to enhance the link between performance and reward in both the short and long term; and

- a Talent Review process and the Performance Management processes, which had already been initiated at Group senior management level, were extended to senior managers within the main subsidiaries. This will enhance the link between performance and reward and also facilitate early identification of leadership talent, especially those with international potential, on a consistent basis across the Group.

The Group's South African business continued to focus during 2002 on cultural transformation, management education and HIV/AIDS awareness in both its own workforce and the broader community. It became the first large South African company to offer free anti-retroviral drugs to employees with HIV.

SUPPLIER PAYMENT POLICY

In most cases a supplier of goods or services does so under standard terms of contract which lay down terms of payment. In other cases, specific terms are agreed beforehand. It is the Group's policy to ensure that the terms of payment are notified in advance and adhered to. The total outstanding indebtedness of the Company (and its service company subsidiary, Old Mutual Berkeley Square Limited) to trade creditors at 31 December 2002 amounted to £1.5 million, corresponding to 25 days' payments when averaged over the year then ended.

CHARITABLE AND POLITICAL CONTRIBUTIONS

The Company, its subsidiaries in the UK, and the Old Mutual Bermuda Foundation collectively made charitable donations of £421,000 during 2002 (2001: £169,000). The Group made no EU or other political donations during the year (2001: none). Details of the Group's wider involvement in charitable support are contained in the Corporate Citizenship section on pages 26 to 33 of this Report.

SOCIAL INVESTMENT AND ENVIRONMENTAL ACTIVITIES

A description of the Group's social investment and environmental activities is included in the Corporate Citizenship section on pages 26 to 33 of this Report.

AUDITORS

During the year ended 31 December 2002, non-audit fees exceeded audit fees paid to KPMG by the Group. This was largely as a result of work done by KPMG's consultancy division to assist the Group in enhancing its financial reporting processes and its preparation for migrating, as required, to International Accounting Standards (IAS) in 2005. The contract for enhancing the financial reporting processes was placed with KPMG because of their familiarity with the detail of the existing systems and processes. The contract for the IAS work was subject to a tendering process and the Group Audit Committee was consulted about, and approved, the appointment of KPMG before the contract was finalised. In reaching this decision, the Company and the Group Audit Committee took into account the fact that KPMG's consultancy division was in the course of being separated from its audit practice, and the work on IAS preparation is now being conducted in part by KPMG and in part by Atos KPMG Consulting, the separated consultancy division of KPMG, which is now part of the Atos group. The Group Audit Committee considered the balance of audit and non-audit remuneration paid to KPMG at its meeting on 18 February 2003 and declared itself satisfied that the non-audit work was awarded on arm's length terms and did not compromise the independence of KPMG Audit Plc as auditors to the Company.

KPMG Audit Plc have expressed their willingness to continue in office as auditors of the Company and a resolution proposing their re-appointment will be put to the Annual General Meeting.

By order of the Board

Martin C Murray
Group Company Secretary
London, 24 February 2003

REMUNERATION REPORT

This Remuneration Report has been prepared by the Remuneration Committee (referred to in this section as the Committee) and has been approved by the Board of the Company.

The figures for 2002 included in the Directors' Emoluments and Directors' Interests Under Employee Share Plans sections of this Remuneration Report have been audited by KPMG Audit Plc, as required by the Directors' Remuneration Report Regulations 2002. Their audit report is set out on page 58 of this document.

MEMBERSHIP AND ROLE OF THE COMMITTEE

The Committee consists exclusively of non-executive directors who are considered by the Board to be independent. Mr C D Collins is Chairman of the Committee and the other members are Mr N D T Andrews (who was appointed as a member of the Committee from 9 August 2002), Mr N N Broadhurst, Mr W A M Clewlow, Mr P G Joubert and Mr C M Stuart. The Committee meets at least four times a year and is responsible for:

- determining the remuneration, incentive arrangements and benefits of the executive directors and of certain other senior executive employees of the Group;
- making recommendations to the Board on the framework of executive remuneration and its cost; and
- reviewing, monitoring and approving, or recommending for approval, share incentive arrangements (including option schemes) of the Company.

During the year under review, the Committee met on five occasions. The meetings were attended by all of the then members of the Committee, save for one from which Mr Joubert was absent and one from which Mr Stuart was absent.

The Board accepted the recommendations made by the Committee during the year without amendment.

REMUNERATION POLICY

The Company embraces the principles and complies with the provisions of the Combined Code relating to directors' remuneration.

The guiding principles which the Committee has applied throughout the period since demutualisation of the Group in 1999, and which it intends to continue to apply in 2003 and future years, in setting the remuneration of the executive directors of the Company are as follows:

- to take account of benchmarks and comparators for remuneration appropriate to the person concerned, being, in the case of UK-based executive directors, other companies in the UK FTSE 100 Index;
- to make a significant percentage of potential maximum rewards conditional on both short and long term performance. These rewards include share-based incentives, in order to align the directors' interests closely with those of the Company's shareholders; and
- to provide an opportunity for overall remuneration packages to be in the upper quartile of the comparator group through payments under short and long term incentives if superior performance is delivered, while the fixed elements of remuneration remain benchmarked to median levels of peer companies.

The Committee's objective, in setting the executive directors' remuneration, has been to attract, retain and motivate individuals of the exceptional calibre needed to lead the development of the Group as it internationalises. Its policy has been influenced by the need to be competitive with other international financial services groups.

In calibrating the various components of the UK executive directors' remuneration packages, the Committee has adopted a broad guideline of some 35% of the maximum achievable being basic salary and benefit allowance, some 25% being short term performance-based annual bonus, and some 40% being long term share option and restricted share awards subject to performance targets. In valuing share option awards for this purpose, the Committee has regard to, but does not rely exclusively on, Black-Scholes modelling of share option values.

Compensation for loss of office, where applicable, is tailored to reflect the Company's contractual obligations, but also to reflect the obligation on the part of the employee to mitigate loss.

Where appropriate, the Committee takes advice on specific issues from independent consultants. In determining the executive directors' remuneration, the Committee received advice during the year from Hewitt Bacon & Woodrow, a leading UK firm of remuneration consultants. Hewitt Bacon & Woodrow are not on a retainer to the Company or the Group and charge for their advice on a case by case basis. The Committee has considered during the year the relationship with Hewitt Bacon & Woodrow and has confirmed that it considers this to be on an arm's length basis, uninfluenced by other relationships. The Chairman of the Committee has been consulted when Hewitt Bacon & Woodrow have been used, to ensure that he believes their engagement is appropriate, and on occasions the Committee has received reports directly from that firm. The actual engagement has, however, hitherto generally been by the Company itself rather than by the Committee. However, the Committee has determined that it will, from 2003, engage external advisers directly.

The Committee was also assisted by the Group Human Resources department (which uses other appropriate external advisers) during the year. This department is a specialist function within the head office of the Company and provides supporting papers for, and background information to, the matters that come before the Committee, including in particular comparative data and reasoned motivations for proposed salary, benefit, bonus and share awards and support for performance targets and appraisals against those targets. The Chairman of the Committee has access to, and regular contact with, members of Group Human Resources independently of the executive directors.

EXECUTIVE DIRECTORS' SERVICE CONTRACTS

Directors holding executive office have service contracts or, in the case of Mr Laubscher, an engagement letter, with the Company, the terms of which are considered by the Committee to provide a proper balance of duties and security between the respective parties.

The Company's policy is to fix notice periods for executive directors at a maximum of 12 months.

Mr Sutcliffe and Mr Roberts have service contracts terminable by the Company on 12 months' notice. If not terminated, these contracts can continue until the director attains the age of 60 (namely 20 April 2016 for Mr Sutcliffe and 7 June 2017 for Mr Roberts). The current forms of contract with them are dated 6 February 2002 and 15 November 2002 respectively. Mr Roberts' contract contains a liquidated damages provision under which, if the Company terminates his employment other than for cause or if he is constructively dismissed, the Company is required to pay him compensation for the period of unexpired notice, equal to three quarters of his then salary and benefit allowance plus a further three-eighths of salary on account of potential bonus entitlement. Mr Sutcliffe's contract does not contain any provisions quantifying compensation that would be payable on early termination.

Mr Laubscher's service arrangements are primarily with the Company's majority-owned, but separately listed, subsidiary, Nedcor Limited (Nedcor) of which he is Chief Executive Officer. Nedcor has its own Remuneration Committee, which reviews and monitors Mr Laubscher's remuneration and benefits in that role. His service contract with Nedcor is terminable by one month's notice on either side and he is required to retire from Nedcor's board at the age of 60 (4 April 2011). On appointment to the Board of Old Mutual plc, he signed an engagement letter dated 15 December 2000 which did not contain a formal notice period, but which stated that it was expected that he would remain an executive director of the Company while he was Chief Executive Officer of Nedcor and Nedcor remained a subsidiary of the Company.

NON-EXECUTIVE DIRECTORS' TERMS OF ENGAGEMENT

The terms of engagement by the Company of the eight non-executive directors (other than the Chairman, Mr Levett) provide for their positions to be held at the will of the respective parties, i.e. on terms that they may be terminated by either side without notice. However, they also state that it is envisaged that they will remain in place on a three year cycle, in order to provide assurance to both the Company and the non-executive director concerned that the appointment is likely to endure.

The first three year cycles applicable to Messrs Broadhurst, Clewlow, Collins, Joubert, Liebenberg and Stuart (all of whom were appointed as directors from 25 March 1999) expired during 2002. The envisaged periods of engagement of Messrs Broadhurst, Clewlow and Collins have been extended for a further three years (i.e. to 25 March 2005, when they will be further reviewed). Mr Joubert's, Mr Liebenberg's and Mr Stuart's appointments have also been renewed, but each of them is expected to retire on or before his seventieth birthday (25 June 2003, 2 October 2004 and 28 July 2003 respectively). Mr Bogni's and Mr Andrews' appointments are likewise expected to last for an initial term of three years from their dates of appointment (i.e. until 1 February 2005 and 1 June 2005 respectively) and then be considered for renewal. The Board has determined that, in the absence of exceptional circumstances, no non-executive director's cycle of appointment should be renewed more than twice, i.e. that non-executive directors should serve a maximum of nine years in that role. The renewal of non-executive directors' terms for successive three year cycles is not automatic and their continued suitability is assessed by the Nomination Committee before renewal takes place.

It was agreed, as part of the change in Mr Levett's role to non-executive Chairman from 1 November 2001, that his initial tenure of that new position would be until 30 June 2003 (the retirement date under his pre-existing contract as Chairman and Chief Executive). In conjunction with the Nomination Committee, the Board has now extended the envisaged term of Mr Levett's chairmanship until the Annual General Meeting in 2004.

REMUNERATION REPORT CONTINUED

DIRECTORS' REMUNERATION

Remuneration during the year for each of Mr Roberts and Mr Sutcliffe comprised a basic salary, a benefit allowance, an annual performance-based bonus, and participation in the Company's executive share incentive scheme. Mr Laubscher received, for his role as an executive director of the Company and in addition to his remuneration from Nedcor, a basic salary and participation in an annual Group performance-related bonus scheme and in the Company's executive share incentive scheme. His remuneration from Nedcor comprised a basic salary, bonus, medical cover, participation in Nedcor's defined contribution pension funds and membership of that Company's share incentive arrangements. Details of individual directors' remuneration and share options are set out later in this Remuneration Report. Further details of Nedcor's remuneration framework are set out in the Remuneration Report in Nedcor's Report and Accounts for the year ended 31 December 2002.

Non-executive directors' remuneration is fixed by a sub-committee appointed for the purpose by the Board, on which none of the non-executive directors whose fees are being determined sits. The basic fee for non-executive directors (other than the Chairman) is £35,000 p.a. A further £2,500 p.a. is paid for membership, and £8,000 p.a. for chairmanship, of the three principal standing committees (Audit, Nomination and Remuneration) of the Board. From 1 January 2003, a further £1,500 p.a. will be paid for membership, and £5,000 p.a. for chairmanship, of the two standing sub-committees (Actuarial Review and Group Compliance and Risk Management) of the Audit Committee.

BENEFITS AND BENEFIT ALLOWANCE

The Company has adopted a cash-based package approach for its two UK-based executive directors (namely Mr Roberts and Mr Sutcliffe) and other senior executives. The benefit allowance (equal to 35% of basic salary for those executive directors who receive it) is provided in lieu of contributions to retirement funds, full life and disability insurance and medical cover, and certain other benefits, which would be usual at this level, such as the provision of an expensed car. Recipients of the benefit allowance may use it to purchase benefits appropriate to their needs from independent suppliers of their choice or, if they wish, may participate in certain benefit arrangements established for Group employees in the UK. Participation in any Group defined contribution pension arrangement is on a commercial basis, which must be fully funded from the benefit allowance. Life and disability cover up to four times the UK statutory cap and disability cover up to the free cover limit were provided at the Company's expense during the year to Mr Roberts and Mr Sutcliffe as part of a Company-wide insurance policy.

Mr Levett's engagement as non-executive Chairman includes the provision until 19 April 2003 of residential accommodation in the UK at the Company's expense. The Company had prepaid for the accommodation concerned for the period through to 19 April 2003 prior to Mr Levett's change of role. It was agreed, as part of his new terms, that he would continue to be provided with this accommodation in connection with his non-executive duties while in London for the residue of the prepaid term, on the basis that this would be treated as having a value of £50,000 p.a. in Mr Levett's total annual fee. Once the prepaid lease term of the flat ends, his cash fee will be increased by £50,000 p.a.

ANNUAL BONUS

The executive directors' targets for annual bonus for 2002 had various constituent parts, together amounting to a maximum potential bonus equal to 100% of basic salary from the Company. Achievement of financial targets based on the Group's results for the year accounted for a potential maximum of 70% of basic salary for Mr Laubscher and Mr Roberts and 80% of basic salary for Mr Sutcliffe. The financial performance targets were calibrated in such a way that the maximum payment would only become payable upon the attainment of earnings per share (EPS) of 15.8p, and no part of this element of the bonus would be paid if EPS was less than 10.9p. The financial component of the bonus targets was achieved as to 11.7% of salary for Mr Roberts and Mr Laubscher and 13.3% of salary for Mr Sutcliffe.

The balance of the bonus targets (equal to a potential 30% of basic salary for Mr Laubscher and Mr Roberts and 20% of basic salary for Mr Sutcliffe) was based upon the fulfilment of certain specific individual personal and strategic objectives agreed by the Committee in advance, which were then subject to a formal performance appraisal process. These objectives were tailored to the specific priorities that the individuals were tasked to focus on during 2002.

Performance appraisals were conducted on each of Mr Laubscher, Mr Roberts and Mr Sutcliffe against the targets set in their respective performance statements at the end of both the half year and full year and the results of these were reported to the Committee. Based on those reports, the Committee determined that, out of their maximum 30% performance-related bonuses, 21.25% should be paid to Mr Laubscher and 24% to Mr Roberts and, out of his maximum 20% performance-related bonus, 14% should be paid to Mr Sutcliffe.

The Committee looks afresh at the make-up of bonus targets each year in the light of what it considers to be the key deliverables to be focused on by each member of executive management under its remit.

Mr Laubscher also participated during the year in Nedcor's bonus scheme, which offers short term incentives to executives and management, subject to Nedcor group performance levels that determine the size of the available performance bonus pool. The size of the bonus pool is a function of productivity and improved performance in real terms.

Under the terms of Nedcor's bonus arrangements, a bonus pool is created provided that certain criteria or financial standards are met. Divisional and individual performance, together with the market for executive compensation, determine Nedcor directors' allocated bonuses from this pool. These determinations are carried out in March each year and the numbers for Mr Laubscher's bonus from Nedcor reflected in the year to 31 December 2002 relate to performance for the year ended 31 December 2001, and the bonus for the year to 31 December 2001 relates to the year ended 31 December 2000. Any bonus payment from Nedcor relating to the year ended 31 December 2002 will only be determined and paid in March/April 2003 and will therefore only be reflected in next year's Remuneration Report.

DIRECTORS' EMOLUMENTS

1 REMUNERATION

Remuneration for the years ended 31 December 2002 and 31 December 2001 (including in each case, remuneration from offices held with the Company's subsidiaries, Old Mutual Financial Services (UK) plc (OMFS), Old Mutual (South Africa) Limited (OMSA), Old Mutual (US) Holdings Inc. (OMUSH), Nedcor and Mutual & Federal Insurance Company Limited (M&F) and their respective subsidiaries where relevant) was as follows:

	Salary and fees £000	Bonus £000	Benefits and benefit allowance £000	Pension £000	Total £000
Year to 31 December 2002					
M J Levett	200	–	117[1,2]	–	317
R C M Laubscher	235	207[3]	8	27	477
J V F Roberts	340	121[3]	103[2]	20	584
J H Sutcliffe	500	136[3]	224[2]	18	878
N D T Andrews	53[4]	–	–	–	53
R Bogni	33	–	8[2]	–	41
N N Broadhurst	48	–	5[2]	–	53
W A M Clewlow	82[5]	–	4[2]	–	86
C D Collins	48	–	8[2]	–	56
P G Joubert	83[6]	–	–	–	83
C F Liebenberg	132[7]	–	12	–	144
C M Stuart	48	–	–	–	48

REMUNERATION REPORT CONTINUED

	Salary and fees £000	Bonus £000	Benefits and benefit allowance £000	Pension £000	Total £000
Year to 31 December 2001					
M J Levett	492	–	317[1]	–	809
R C M Laubscher	243	193	3	32	471
J V F Roberts	315	80[8]	90	20	505
J H Sutcliffe	417	141[8]	170[9]	–	728
N N Broadhurst	88[10]	–	–	–	88
W A M Clewlow	87[5]	–	–	–	87
C D Collins	48	–	–	–	48
P G Joubert	98[6]	–	–	–	98
C F Liebenberg	170[7]	–	–	–	170
C M Stuart	48	–	–	–	48

Notes:

1 Inclusive of the cost of accommodation in London provided by the Company.

2 Benefits include certain personal costs incurred by the Company such as subscriptions, chauffeur's costs and travel and accommodation costs for the director's spouse to accompany him to certain Board meetings or other corporate events of the Company and its major subsidiaries. The amount of this expenditure is reported to, and considered by, the Committee and procedures are in place for such costs to be authorised. The Committee is satisfied that such expenditure is reasonable and in the interests of the Company in enabling the directors concerned better to fulfil their roles. Any tax arising from the payment of these expenses is borne by the Company or the subsidiary concerned. The figures in the table for these benefits have been grossed up by 40% to reflect such tax.

3 Eligible for deferment, at the director's election, into a bonus matching arrangement under the Restricted Share Plan. In the case of Mr Laubscher, this arrangement applies only to his bonus from the Company (£33,000).

4 Includes fees of £31,000 from OMUSH.

5 Includes fees of £26,000 (2002), £31,000 (2001) from OMSA, and £13,000 (2002) and £13,000 (2001) from Nedcor.

6 Includes fees of £15,000 (2002), £17,000 (2001) from OMSA, and £25,000 (2002) and £24,000 (2001) from Nedcor.

7 Includes fees of £10,000 (2002), £11,000 (2001) from OMSA, £78,000 (2002), £115,000 (2001) from Nedcor, and £4,000 (2002), and £5,000 (2001) from M&F.

8 Used, net of tax, to purchase shares in the Company, which are held in trust for the director under the bonus matching arrangement under the Restricted Share Plan.

9 Includes allowance for housing in South Africa, up to 31 October 2001. Mr Sutcliffe's terms formerly included a monthly allowance for residential accommodation (in lieu of the provision of such accommodation) in South Africa, but this arrangement came to an end when Mr Sutcliffe became Chief Executive on 1 November 2001.

10 Includes fees of £40,000 from OMFS.

Certain of the directors waived in favour of the Company or its subsidiaries fees for non-executive directorships held in subsidiary companies totalling £74,000 during the year ended 31 December 2002. These waivers are currently expected to continue in effect in the future.

2 PENSION BENEFITS

Mr Laubscher has accrued defined contribution retirement fund benefits in relation to his service with Nedcor under the Nedcor Defined Contribution Provident Fund and the Nedcor Executive Provident Fund (collectively referred to below as the Provident Funds) as follows:

	Date of birth	Actual service to year end	Increase in accrued Provident Funds value during the year £000	Accumulated total accrued Provident Funds value at 31 December 2002 £000
R C M Laubscher	4 April 1951	31 years	205[1]	1,079

Note:

1 All of the increase reported in Sterling is attributable to the difference between the Rand exchange rates used for translation of the value at 31 December 2001 (R17.4286 = £1) and 31 December 2002 (R13.8141 = £1).

Mr Roberts continued to contribute from his benefit allowance to the Old Mutual Staff Pension Fund (which is a defined contribution scheme) during 2002. The accumulated value of his funds in that scheme was £37,000 at 31 December 2002 (£25,000 at 31 December 2001).

Mr Sutcliffe joined the Old Mutual Staff Pension Fund from January 2002 and contributed from his benefit allowance to that scheme during 2002. The accumulated value of his funds in that scheme was £17,000 at 31 December 2002.

Save as mentioned above, none of the other directors of the Company had any accrued pension fund benefits in any Group pension fund at 31 December 2002 and none of them contributed to any Group pension fund during 2002.

DIRECTORS' INTERESTS UNDER EMPLOYEE SHARE PLANS

A) Share Option and Deferred Delivery Plan (SOP)

The SOP is generally used for the grant of executive options (or, in the case of South African participants, deferred delivery shares) to qualifying senior level employees anywhere in the Group. Regular annual grants were made under this plan in March and April 2002 and an interim grant, for new appointments or promotions, was made in August 2002. Options and deferred delivery shares awarded during 2002 have a maximum life of six years. All grants made under the SOP in 2002 were subject to (i) as to one half of the shares comprised in each grant, a Sterling-denominated EPS performance target linked to the UK Retail Price Index (UK RPI); and (ii) as to the other half of the shares comprised in each grant, a Rand-denominated EPS performance target linked to the South African Consumer Price Index (SA CPI). The minimum target specified, for option grants of up to 100% of salary, was that growth in EPS must exceed the accumulated growth in (i) as to one half of the shares, UK RPI over the three year vesting period plus 9%; and (ii) as to the other half of the shares, SA CPI over the three year vesting period plus 9%. Higher targets apply to grants in excess of 100% of salary, namely up to 12% above UK RPI/SA CPI for multiples of between 100% and 200% of salary and up to 15% above UK RPI/SA CPI for multiples of between 200% and 300% of salary. The Committee considers these to be demanding performance targets in the current market environment.

B) Restricted Share Plan (RSP)

The RSP is used (i) to assist in recruiting and retaining key individuals by making awards of shares which are restricted for three or more years and are subject to forfeiture in the event of early termination of employment, unless special circumstances apply; (ii) as an adjunct to the annual bonus arrangements for the executive directors, to provide contingent matching awards of shares, subject to performance targets and to their annual bonus being invested and retained for the three year matching period in shares in the Company; and (iii) with effect from 2003, to make contingent awards of shares subject to a three year holding period as an alternative to share options (based on value equivalence criteria approved by the Committee) for certain employees of the Group (excluding the executive directors of the Company).

The Committee has determined that each of the executive directors may elect to defer some or all of his entitlement to annual bonus for 2002 from the Company into shares in the Company for three years on terms that, provided (i) in relation to one half of the shares under the matching award, the Group's EPS in Sterling increases by a factor of at least 9% above UK RPI over that period and (ii) as to the other half of the matching award, the Group's EPS in Rand increases by a factor of at least 9% above SA CPI over that period, and subject to the participant remaining employed by the Group until the end of that three year period, he will then receive free shares under the RSP to the value (at the date of grant) equal to the bonus deferred.

The funding obligations under the SOP and the RSP may be met directly by the Group or by an Employee Share Trust created for this purpose. The obligations of the Employee Share Trust have been hedged in part by a series of contracts for differences, which have the economic effect of a purchase of shares. The Employee Share Trust has no obligation to meet any of the costs associated with the granting of options to the directors of Old Mutual plc. These are expected to be met from market purchases at the time of exercise or by the issue of new shares.

C) Savings-Related Share Option Scheme (Sharesave) / All Employee Share Plan
The Group operates a savings-related share option scheme, which provides a savings and investment opportunity for full-time and part-time employees of the Group's participating UK businesses. The options may normally be exercised after three or five years at a price equivalent to not less than 80% of the market value of the shares at the date of invitation to participate.

At the Company's Annual General Meeting in 2001, rules were approved to establish an All Employee Share Plan in accordance with applicable UK tax legislation, but this plan has not yet been activated.

The Company's separately listed subsidiaries, including Nedcor, have their own share incentive schemes, which are under the control of the remuneration committees of the boards of those listed companies. Mr Laubscher, as Chief Executive Officer of Nedcor, has option rights under Nedcor's share incentive arrangements, as described later in this Remuneration Report.

The following options and rights over shares in the Company were outstanding in favour of directors of the Company under the share schemes described in A) to C) above at 31 December 2002, those granted during the year then ended being highlighted in bold, and those that lapsed after the year end being in italics:

	Share plan	Date of grant	Number of shares	Exercise price	Date exercisable or receivable
R C M Laubscher	SOP	08.03.01	92,500	162.25p	08.03.04[1] – 08.03.07
	SOP	**04.03.02**	**210,000**	**95.25p[2]**	**04.03.05[1] – 04.03.08**
M J Levett	*SOP*	*14.03.00*	*1,007,700*	*130.25p*	*Lapsed[3]*
	SOP	08.03.01	1,017,000	162.25p	08.03.04[1] – 08.03.07[4]
	RSP	15.03.01	169,602	nil	15.03.04[1]
J V F Roberts	*SOP*	*08.09.00*	*288,800*	*172.75p*	*Lapsed[3]*
	RSP	08.09.00	150,600	nil	21.08.03 – 21.08.05[5]
	SOP	08.03.01	582,500	162.25p	08.03.04[1] – 08.03.07
	RSP	15.03.01	51,688	nil	15.03.04[1]
	SOP	**04.03.02**	**714,000**	**95.25p[2]**	**04.03.05[1] – 04.03.08**
	RSP	**05.03.02**	**78,357**	**nil[6]**	**05.03.05[1]**
	Sharesave	**05.04.02**	**11,445**	**83.0p[7]**	**01.06.05 – 30.11.05**
J H Sutcliffe	*SOP*	*14.03.00*	*517,300*	*130.25p*	*Lapsed[3]*
	RSP	14.03.00	460,700	nil	24.01.03[8]
	SOP	08.03.01	739,600	162.25p	08.03.04[1] – 08.03.07
	RSP	15.03.01	116,869	nil	15.03.04[1]
	SOP	**04.03.02**	**1,049,900**	**95.25p[2]**	**04.03.05[1] – 04.03.08**
	RSP	**05.03.02**	**137,262**	**nil[6]**	**05.03.05[1]**
	Sharesave	**05.04.02**	**19,939**	**83.0p[7]**	**01.06.07 – 30.11.07**

The following options lapsed or were surrendered during the year ended 31 December 2002 without being exercised:

	Share plan	Date of grant	Number of shares	Exercise price	Date of lapse/ surrender
J V F Roberts	Sharesave	10.04.01	7,876	123.0p	12.03.02[3]
J H Sutcliffe	Sharesave	11.04.00	15,538	108.6p	28.03.02[3]
Former director					
E E Anstee	SOP	14.03.00	886,800	130.25p	31.08.02[9]
	SOP	08.03.01	739,600	162.25p	31.08.02[9]

Notes:

1 Subject to the fulfilment of performance targets prescribed by the Committee, under which:

- options granted on 8 March 2001 will only be exercisable if the Company's EPS increases by prescribed factors of between 9% and 15% in excess of UK RPI over the period between 1 January 2001 and 31 December 2003. The basic factor of 9% over UK RPI applies to multiples of up to one times basic salary, with a sliding scale up to 15% over UK RPI applicable to multiples of up to three times basic salary;
- restricted shares awarded on 15 March 2001, in conjunction with the investment by the director concerned of his net bonus for 2000 in shares in the Company, will only be released if the Company's EPS increases by 9% in excess of UK RPI over the period between 1 January 2001 and 31 December 2003. No entitlement to dividends applies to these restricted shares, pending vesting;
- options granted on 4 March 2002 will only be exercisable if the Company's EPS increases by prescribed factors of between 9% and 15% in excess of as to one half, UK RPI, and as to the other half, SA CPI, over the period between 1 January 2002 and 31 December 2004. The basic factor of 9% over UK RPI/SA CPI applies to multiples of up to one times basic salary, with a sliding scale applicable to multiples of up to three times basic salary;
- restricted shares awarded on 5 March 2002, in conjunction with the investment by the director concerned of his net bonus for 2001 in shares in the Company, will only be released if the Company's EPS increases by 9% in excess of as to one half, UK RPI, and as to the other half, SA CPI, over the period between 1 January 2002 and 31 December 2004. No entitlement to dividends applies to these restricted shares, pending vesting.

2 Options granted under the SOP on 4 March 2002 were based on the middle market price at which the Company's shares had traded on the London Stock Exchange on the preceding trading day (1 March 2002).

3 Options granted under the SOP on 14 March and 8 September 2000 lapsed on 24 February 2003 because the performance condition (relating to growth in the Company's EPS between 1999 and 2002) was not fulfilled. Sharesave options granted on 11 April 2000 and 10 April 2001 were surrendered in March 2002 in order to allow participation in the new Sharesave grants made on 5 April 2002.

4 Subject to curtailment to 12 months after Mr Levett's retirement as Chairman of the Company.

5 Restricted shares, which are to be released in three equal tranches on the third, fourth and fifth anniversaries of Mr Roberts' appointment (i.e. on 21 August 2003, 2004 and 2005), subject to his still being in employment with the Group on those dates. Mr Roberts is entitled to the dividends on these shares, pending vesting.

6 The numbers of shares awarded under the RSP on 5 March 2002 were calculated by reference to a price of 102.51p per share, being the price at which shares were bought for the account of the director concerned with his net of tax bonus for the year ended 31 December 2001.

7 The Sharesave option price was determined as 20% below the average of the Company's share price on 7, 8 and 11 March 2002. The Company's share price at the date of grant (5 April 2002) was 109p.

8 Restricted shares, which were released to Mr Sutcliffe on the third anniversary of his appointment (i.e. on 24 January 2003), when the market price of the Company's shares was 79.25p.

9 As part of his termination arrangements in 2001, Mr Anstee was allowed to retain these options for one year from the date of termination. They lapsed, without being exercised, on the first anniversary of that termination.

In choosing the performance targets for the SOP and the RSP, the Committee considered the merits of EPS-based targets as against alternative possibilities, such as comparative performance against a basket of other companies or growth in embedded value. The Committee determined that EPS was the most appropriate criterion, as the Company's mix of businesses and geographical profile made it difficult to establish a suitable basket of comparator businesses, and growth in embedded value would not, because of the way in which embedded value is calculated, reflect the full contribution to the Group's performance of its important asset management and banking activities. During 2002, in recognition of the significant adverse impact on the achievability of Sterling EPS targets caused by the decline in the Rand in 2001, the Committee agreed that it would be more appropriate for EPS to be tested, for the purposes of performance targets applicable to awards made in 2002, in both Sterling and Rand terms and awards were therefore split as to one half UK RPI-based and as to the other half SA CPI-based. The Committee intends to continue to apply this during 2003, but keeps the whole matter of the suitability and incentivising effect of performance target-linked share-based remuneration under periodic review.

D) Old Mutual Group Achievements

Prior to demutualisation, the Group operated a share incentive scheme using shares in a subsidiary company, Old Mutual Group Achievements Limited (OMGA). Most entitlements to OMGA shares outstanding at the date of demutualisation have been converted into entitlements linked to Old Mutual plc shares and those entitlements continue to be governed by the OMGA rules.

Details of directors' share interests arising from the OMGA Share Incentive Scheme and outstanding at 31 December 2002 are set out below:

	Date of grant	Number of Company shares	Price per Company share	Date when available, where not already vested	Date of expiry
M J Levett	01.10.98	648	R8.98	–	30.09.04
	01.10.98	606,420	R8.98	01.10.03	30.09.04
	01.10.98	108	R9.07	–	30.09.04
	01.10.98	698,436	R9.07	01.10.03	30.09.04

Rights under the OMGA Share Incentive Scheme were awarded prior to demutualisation of the Group on the basis of the performance of the grantee, but were not linked to future performance criteria.

During the year ended 31 December 2002, the following transactions relating to rights under the OMGA Share Incentive Scheme and involving directors or former directors of the Company took place:

	Date of event	Date of original OMGA grant	Nature of event	Number of Company shares	Price per Company share
M J Levett	08.04.02	01.01.97	Payment for and delivery of shares	10,800	R9.17[1]
	08.04.02	15.05.97	Payment for and delivery of shares	706,428	R9.17[1]
	09.10.02	01.01.97	Payment for and delivery of shares	497,016	R9.17[1]
	09.10.02	01.10.98	Payment for and delivery of shares	1,211,976	R8.98[1]
	09.10.02	01.10.98	Payment for and delivery of shares	1,396,656	R9.07[1]
Former director					
E E Anstee	16.08.02	01.11.98	Net settlement for cash based on the then prevailing price of R13.55 per share (net total: R9,163,413)	2,137,536	R9.213[2]

Notes:

1 The market price of the Company's shares at the dates of these events was R17.50 (08.04.02) and R12.30 (09.10.02).

2 As part of Mr Anstee's termination arrangements in 2001 he was allowed to retain his OMGA options for one year from his date of termination (i.e. until 31 August 2002).

E) Nedcor Employee Share Schemes

Mr Laubscher had the following options over shares in Nedcor under the terms of the Nedcor Group (1994) Employee Incentive Scheme at 31 December 2002, those granted during the year then ended being highlighted in bold below:

	Date of grant	Number of Nedcor shares	Price per share R	Availability date (where not yet vested)	Expiry date
R C M Laubscher	01.03.94	38,000	26.50		01.03.04
	08.11.94	70,000	35.25		08.11.04
	06.08.97	50,000	95.00		06.08.03
	14.08.98	66,924	98.75		14.08.04
	14.08.98	34,476	98.75	14.08.03	14.08.04
	01.06.99	36,300	125.00		01.06.05
	01.06.99	36,300	125.00	01.06.03	01.06.05
	01.06.99	37,400	125.00	01.06.04	01.06.05
	06.11.01	21,500	131.00	06.11.04	06.11.07
	06.11.01	21,500	131.00	06.11.05	06.11.07
	15.04.02	**20,300**	**125.00**	**15.04.05**	**15.04.08**
	15.04.02	**20,300**	**125.00**	**15.04.06**	**15.04.08**

The share price of Nedcor at 31 December 2002 was R111.10 and the range within which Nedcor shares traded during 2002 was between R96.50 and R150.40.

In accordance with usual South African practice at the dates the above options over shares in Nedcor were granted, their exercise is not subject to any performance conditions, with the exception of the grants made in 2001 and 2002. The vesting criteria for the options granted in 2001 and 2002 were determined by the Remuneration Committee of Nedcor and are as follows:

a) if the increase in Nedcor EPS growth in the performance period (3-4 years) is equal to SA CPI plus 4%, 50% of the grant will vest;

b) if the increase in Nedcor EPS growth in the performance period (3-4 years) is equal to SA CPI plus 5%, 75% of the grant will vest;

c) if the increase in Nedcor EPS growth in the performance period (3-4 years) is equal to SA CPI plus 6%, 100% of the grant will vest.

During the year ended 31 December 2002, Mr Laubscher exercised the following options over shares in Nedcor:

Date of exercise	Date of grant	Exercise price per share	Number of shares acquired	Market price of Nedcor shares at date of exercise
30.05.02	29.05.96	R58.00	63,000	R128.00
31.05.02	31.05.99	R1.00	92,307[1]	R129.00
09.09.02	02.01.92	R15.60	86,300[2]	R97.92
09.09.02	04.09.92	R14.87	100,000[2]	R96.50

Notes:

1 As disclosed in last year's Remuneration Report, these options arose under a special incentive scheme dependent on Nedcor's EPS growing by in excess of 20% in each of 1999 and 2000.

2 On 9 September 2002, Mr Laubscher sold 43,200 out of the combined total of 186,300 shares for a price of R99.32 each.

Save as mentioned above, none of the directors of the Company exercised any options under any of the Group's share option schemes during 2002.

REMUNERATION REPORT CONTINUED

COMPANY SHARE PRICE PERFORMANCE

The market price of the Company's shares was 88p (R12.05) at 31 December 2002, ranging from a low of 65.5p (R11.25) to a high of 118.75p (R17.95) during the year then ended. The graphs below show the total shareholder return on the Company's shares (in green) over the period from 12 July 1999, when the Company's shares were first listed, to 31 December 2002, firstly in Sterling on the London Stock Exchange, compared to the average total shareholder return of other members of the FTSE 100 Index, and secondly in Rand on the JSE Securities Exchange South Africa, compared to the other members of the J200T Index of 40 leading companies listed on that exchange (the J200T Index). The Company's opening share price has been re-based to 100 in each case for the purposes of these graphs.


Old Mutual (LSE listing) total shareholder return
Total shareholder return of the FTSE 100 Index
150
125
100
75
50
Jul 99
Jul 00
Jul 01
Jul 02
Dec 02

Source: Bloomberg


Old Mutual (JSE listing) total shareholder return
Total shareholder return of the J200T Index
200
175
150
125
100
75
Jul 99
Jul 00
Jul 01
Jul 02
Dec 02

Source: Bloomberg and i-Net Bridge

The Company's total shareholder return outperformed that of both the FTSE 100 Index and the J200T Index until the third quarter of 2001, when the aftermath of the events of 11 September 2001 and the severe weakening of the Rand against Sterling in the last quarter of 2001 caused the Company's share price to fall back more than the overall declines in each index. During 2002, helped by the recovery in the Rand against Sterling, the total shareholder return on the Company's shares outperformed that of the FTSE 100 Index, whilst underperforming that of the J200T Index.

In the opinion of the directors, the FTSE 100 Index and the J200T Index are the most appropriate indices against which to measure total shareholder return of the Company, as they are indices of which Old Mutual plc is in each case a member.

SHAREHOLDER APPROVAL OF THE REMUNERATION REPORT

An advisory vote on the Remuneration Report will be put to shareholders at this year's Annual General Meeting, in accordance with the Directors' Remuneration Report Regulations 2002.

Christopher D Collins
Chairman of the Remuneration Committee,
on behalf of the Board
London, 24 February 2003

STATEMENT OF DIRECTORS' RESPONSIBILITIES IN RESPECT OF THE PREPARATION OF THE FINANCIAL STATEMENTS

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and Group and of the profit or loss for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER 2002

The following table summarises the Group's results reported in the profit and loss accounts on pages 59 to 61. This summary does not form part of the statutory financial statements. The directors' view is that operating earnings per share derived from operating profit or loss based on a long term investment return and before goodwill amortisation and impairment, write-down of investment in Dimension Data Holdings plc and Nedcor restructuring and integration costs provides a better indication of the underlying performance of the Group.

	£m		Rm	
	Year to 31 December 2002	Year to 31 December 2001 (Restated)	**Year to 31 December 2002**	Year to 31 December 2001 (Restated)
South Africa				
Technical result	**208**	249	**3,283**	3,085
Long term investment return	**135**	148	**2,131**	1,830
Life assurance	**343**	397	**5,414**	4,915
Asset management	**28**	37	**441**	458
Banking				
Acquired	**32**	–	**503**	–
Continuing	**133**	290	**2,102**	3,593
General insurance	**35**	46	**556**	570
	571	770	**9,016**	9,536
United States				
Life assurance	**83**	13	**1,310**	161
Asset management	**95**	116	**1,500**	1,437
	178	129	**2,810**	1,598
United Kingdom and Rest of World				
Life assurance	**(3)**	(2)	**(47)**	(25)
Asset management	**2**	(3)	**31**	(38)
Banking	**56**	79	**884**	979
	55	74	**868**	916
	804	973	**12,694**	12,050
Other shareholders' income/(expenses)	**(22)**	(29)	**(347)**	(359)
Debt service costs	**(58)**	(67)	**(916)**	(830)
Write-down of strategic investments	–	(21)	–	(260)
Operating profit based on a long term investment return before goodwill amortisation and impairment, write-down of investment in Dimension Data Holdings plc and Nedcor restructuring and integration costs	**724**	856	**11,431**	10,601
Goodwill amortisation and impairment	**(120)**	(632)	**(1,895)**	(7,832)
Write-down of investment in Dimension Data Holdings plc	**(68)**	(269)	**(1,080)**	(3,334)
Nedcor restructuring and integration costs	**(14)**	–	**(227)**	–
Short term fluctuations in investment return	**(91)**	126	**(1,439)**	1,561
Operating profit on ordinary activities before tax	**431**	81	**6,790**	996
Non-operating items	**(6)**	–	**(88)**	–
Profit on ordinary activities before tax	**425**	81	**6,702**	996
Tax on profit on ordinary activities	**(224)**	(319)	**(3,535)**	(3,948)
Profit/(loss) on ordinary activities after tax	**201**	(238)	**3,167**	(2,952)
Minority interests	**(44)**	(26)	**(695)**	(322)
Profit/(loss) for the financial year	**157**	(264)	**2,472**	(3,274)
Dividends paid and proposed	**(176)**	(172)	**(2,556)**	(2,606)
Retained loss for the financial year	**(19)**	(436)	**(84)**	(5,880)

Earnings and dividend per share	p		c	
	Year to 31 December 2002	Year to 31 December 2001 (Restated)	**Year to 31 December 2002**	Year to 31 December 2001 (Restated)
Earnings per share				
Operating earnings per share after tax and minority interests based on a long term investment return before goodwill amortisation and impairment, write-down of investment in Dimension Data Holdings plc and Nedcor restructuring and integration costs	**11.3**	12.1	**179.0**	149.1
Basic earnings / (loss) per share	**4.3**	(7.4)	**67.4**	(92.2)
Diluted earnings / (loss) per share	**4.3**	(7.4)	**67.4**	(92.2)
Dividend per share (Rand dividend indicative only for 2002)	**4.8**	4.8	**69.6**	72.3
Weighted average number of shares – millions	**3,670**	3,550	**3,670**	3,550

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF OLD MUTUAL PLC FOR THE YEAR ENDED 31 DECEMBER 2002

We have audited the financial statements set out on pages 59 to 133. We have also audited the information in the directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors are responsible for preparing the Annual Report and the directors' remuneration report. As described on page 55, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the statement on pages 34 to 37 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement and the unaudited part of the directors' report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report to be audited.

OPINION

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2002 and of the profit of the Group for the year then ended; and
- the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
8 Salisbury Square
London EC4Y 8BB

24 February 2003

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER 2002

Technical account – long term business	Notes	£m Year to 31 December 2002	£m Year to 31 December 2001	Rm Year to 31 December 2002	Rm Year to 31 December 2001
Earned premiums, net of reinsurance					
Premiums written					
Gross amount	5(b)(i)	**5,060**	3,371	**79,887**	41,775
Outward reinsurance premiums		**(32)**	(38)	**(505)**	(471)
		5,028	3,333	**79,382**	41,304
Investment income	6	**1,732**	1,905	**27,345**	23,607
Unrealised gains on investments		**–**	1,519	**–**	18,824
Other technical income, net of reinsurance					
General business technical result	5(e)(i)	**35**	46	**556**	570
Other technical income	5(e)(iii)	**62**	63	**979**	780
		6,857	6,866	**108,262**	85,085
Claims incurred, net of reinsurance					
Claims paid					
Gross amount		**(3,129)**	(3,190)	**(49,400)**	(39,531)
Reinsurers' share		**19**	63	**300**	781
		(3,110)	(3,127)	**(49,100)**	(38,750)
Change in the provision for claims, net of reinsurance		**1**	(43)	**16**	(533)
		(3,109)	(3,170)	**(49,084)**	(39,283)
Changes in other technical provisions, net of reinsurance					
Long term business provision, net of reinsurance					
Gross amount		**(1,692)**	(1,764)	**(26,713)**	(21,860)
Reinsurers' share		**(17)**	(16)	**(268)**	(198)
		(1,709)	(1,780)	**(26,981)**	(22,058)
Change in technical provisions for linked liabilities, net of reinsurance		**835**	(819)	**13,183**	(10,149)
		(874)	(2,599)	**(13,798)**	(32,207)
Net operating expenses	9	**(346)**	(433)	**(5,463)**	(5,366)
Unrealised losses on investments		**(1,994)**	–	**(31,481)**	–
Investment expenses and charges	7	**(33)**	(21)	**(521)**	(261)
Other technical charges		**(68)**	(16)	**(1,074)**	(204)
Tax attributable to the long term business	15(a)	**(185)**	(145)	**(2,920)**	(1,796)
Long term business allocated investment return transferred from / (to) the non-technical account	8(a)	**83**	(104)	**1,311**	(1,289)
Balance on the technical account		**331**	378	**5,232**	4,679
Analysis of balance on the technical account – long term business					
Long term business					
Technical result before investment return		**157**	179	**2,482**	2,217
Long term investment return on shareholders' funds	8(a)	**139**	153	**2,194**	1,892
		296	332	**4,676**	4,109
General business					
Technical result before investment return		**–**	5	**2**	62
Long term investment return on shareholders' funds	8(a)	**35**	41	**554**	508
		35	46	**556**	570
Balance on the technical account		**331**	378	**5,232**	4,679

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER 2002 CONTINUED

Non-technical account – banking business	Notes	£m Year to 31 December 2002	£m Year to 31 December 2001	Rm Year to 31 December 2002	Rm Year to 31 December 2001
Interest receivable		**1,514**	1,385	**23,903**	17,163
Interest payable		**(1,111)**	(956)	**(17,540)**	(11,847)
Net interest income	5(d)(i)	**403**	429	**6,363**	5,316
Acquired operations		***50***	*–*	***789***	*–*
Continuing operations		***353***	*429*	***5,574***	*5,316*
Dividend income		**11**	9	**174**	112
Fees and commissions receivable		**306**	259	**4,831**	3,208
Fees and commissions payable		**(11)**	(29)	**(174)**	(359)
Dealing profits		**76**	179	**1,200**	2,218
Other operating income		**57**	50	**900**	620
Operating income	5(d)(i)	**842**	897	**13,294**	11,115
Acquired operations		***114***	*–*	***1,797***	*–*
Continuing operations		***728***	*897*	***11,497***	*11,115*
Administrative expenses		**(419)**	(395)	**(6,602)**	(4,896)
Depreciation		**(37)**	(33)	**(597)**	(409)
Other net operating (charges)/income		**(87)**	3	**(1,374)**	38
Banking result before provisions		**299**	472	**4,721**	5,848
Acquired operations		***35***	*–*	***555***	*–*
Continuing operations		***264***	*472*	***4,166***	*5,848*
Provisions	5(d)(i)	**(88)**	(118)	**(1,390)**	(1,462)
Banking result before share of associated undertakings' operating profit, goodwill amortisation, write-down of investment in Dimension Data Holdings plc and Nedcor restructuring and integration costs		**211**	354	**3,331**	4,386
Acquired operations		***31***	*–*	***489***	*–*
Continuing operations		***180***	*354*	***2,842***	*4,386*
Share of associated undertakings' operating profit	5(d)(i)	**10**	15	**158**	186
Banking result before goodwill amortisation, write-down of investment in Dimension Data Holdings plc and Nedcor restructuring and integration costs	5(d)(i)	**221**	369	**3,489**	4,572
Acquired operations		***32***	*–*	***503***	*–*
Continuing operations		***189***	*369*	***2,986***	*4,572*

Non-technical account – insurance, asset management and banking businesses	Notes	£m Year to 31 December 2002	£m Year to 31 December 2001 (Restated)	Rm Year to 31 December 2002	Rm Year to 31 December 2001 (Restated)
Technical account – long term business		**331**	378	**5,232**	4,679
Tax attributable to shareholders' profits on long term business	15(b)	**127**	76	**2,001**	942
		458	454	**7,233**	5,621
Banking result before goodwill amortisation, write-down of investment in Dimension Data Holdings plc and Nedcor restructuring and integration costs	5(d)(i)	**221**	369	**3,489**	4,572
Asset management result before goodwill amortisation and impairment	5(c)(i)	**125**	150	**1,972**	1,857
Other non-technical account					
Investment income	6	**45**	207	**710**	2,565
Unrealised losses on investments		**(45)**	(129)	**(710)**	(1,599)
Allocated investment returns transferred (to)/from the technical account					
Long term business		**(83)**	104	**(1,311)**	1,289
General business		**(35)**	(41)	**(554)**	(508)
Investment expenses and charges	7	**(58)**	(67)	**(916)**	(830)
Other income		**15**	–	**242**	–
Other charges		**(10)**	(65)	**(163)**	(805)
Goodwill amortisation	18	**(120)**	(132)	**(1,895)**	(1,636)
Goodwill impairment	18	**–**	(500)	**–**	(6,196)
Write-down of investment in Dimension Data Holdings plc	11	**(68)**	(269)	**(1,080)**	(3,334)
Nedcor restructuring and integration costs	5(d)(ii)	**(14)**	–	**(227)**	–
Operating profit on ordinary activities before tax		**431**	81	**6,790**	996
Acquired operations		***23***	*–*	***359***	*–*
Continuing operations		***408***	*81*	***6,431***	*996*
Non-operating items	17(b)	**(6)**	–	**(88)**	–
Profit on ordinary activities before tax	10	**425**	81	**6,702**	996
Tax on profit on ordinary activities	15(b)	**(224)**	(319)	**(3,535)**	(3,948)
Profit/(loss) on ordinary activities after tax		**201**	(238)	**3,167**	(2,952)
Minority interests	30	**(44)**	(26)	**(695)**	(322)
Profit/(loss) for the financial year		**157**	(264)	**2,472**	(3,274)
Dividends paid and proposed	4	**(176)**	(172)	**(2,556)**	(2,606)
Retained loss for the financial year		**(19)**	(436)	**(84)**	(5,880)

Earnings and dividend per share			p		c
Earnings per share					
Operating earnings per share after tax and minority interests based on a long term investment return before goodwill amortisation and impairment, write-down of investment in Dimension Data Holdings plc and Nedcor restructuring and integration costs	3	**11.3**	12.1	**179.0**	149.1
Basic earnings/(loss) per share	3	**4.3**	(7.4)	**67.4**	(92.2)
Diluted earnings/(loss) per share	3	**4.3**	(7.4)	**67.4**	(92.2)
Dividend per share (Rand dividend indicative only for 2002)	4	**4.8**	4.8	**69.6**	72.3
Weighted average number of shares – millions	3	**3,670**	3,550	**3,670**	3,550

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES FOR THE YEAR ENDED 31 DECEMBER 2002

	Notes	£m Year to 31 December 2002	£m Year to 31 December 2001 (Restated)	Rm Year to 31 December 2002	Rm Year to 31 December 2001 (Restated)
Profit / (loss) for the financial year		157	(264)	2,472	(3,274)
Foreign exchange movements	28	295	(964)	(5,110)	4,697
Total recognised gains and losses for the year		452	(1,228)	(2,638)	1,423
Prior period adjustment	1	(41)		(503)	
Total recognised gains and losses recognised since last annual report		411		(3,141)	

RECONCILIATION OF MOVEMENTS IN CONSOLIDATED EQUITY SHAREHOLDERS' FUNDS FOR THE YEAR ENDED 31 DECEMBER 2002

	Notes	£m Year to 31 December 2002	£m Year to 31 December 2001 (Restated)	Rm Year to 31 December 2002	Rm Year to 31 December 2001 (Restated)
Total recognised gains and losses for the year		452	(1,228)	(2,638)	1,423
Dividends paid and proposed	4	(176)	(172)	(2,556)	(2,606)
		276	(1,400)	(5,194)	(1,183)
Issue of new capital		39	–	619	–
Issue of new capital in connection with the acquisition of Fidelity & Guaranty Life		–	203	–	2,690
Shares issued under option schemes		1	5	16	61
Proceeds from sale of shares previously held to satisfy claims and errors on demutualisation		–	3	–	37
Net increase / (decrease) in equity shareholders' funds		316	(1,189)	(4,559)	1,605
Equity shareholders' funds at the beginning of the year		2,470	3,618	43,045	40,937
Change to shareholders' funds resulting from change in accounting policy	1	–	41	–	503
Equity shareholders' funds at the end of the year		2,786	2,470	38,486	43,045

CONSOLIDATED BALANCE SHEET AT 31 DECEMBER 2002

	Notes	£m At 31 December 2002	£m At 31 December 2001	Rm At 31 December 2002	Rm At 31 December 2001
Intangible assets					
Goodwill	18	**1,598**	1,580	**22,075**	27,537
Insurance and other assets					
Investments					
Land and buildings	19	**600**	586	**8,288**	10,213
Other financial investments	20	**18,902**	16,714	**261,114**	291,301
		19,502	17,300	**269,402**	301,514
Assets held to cover linked liabilities	20	**4,317**	4,415	**59,635**	76,947
	5(i)	**23,819**	21,715	**329,037**	378,461
Reinsurers' share of technical provisions					
Provision for unearned premiums		**21**	9	**290**	157
Long term business provision		**305**	421	**4,213**	7,337
Claims outstanding		**44**	33	**608**	575
	32	**370**	463	**5,111**	8,069
Debtors					
Debtors arising from direct insurance operations	21(a)	**179**	147	**2,472**	2,562
Debtors arising from reinsurance operations		**12**	6	**166**	105
Other debtors	21(b)	**238**	8,024	**3,287**	139,847
		429	8,177	**5,925**	142,514
Other assets					
Tangible fixed assets	22	**97**	102	**1,340**	1,778
Cash at bank and in hand		**565**	475	**7,805**	8,279
Investment in own shares	28	**115**	85	**1,589**	1,481
Present value of acquired in-force business	23	**255**	325	**3,523**	5,664
Other assets	24	**378**	308	**5,222**	5,368
		1,410	1,295	**19,479**	22,570
Prepayments and accrued income					
Accrued interest and rent		**128**	99	**1,768**	1,725
Deferred acquisition costs	25	**284**	66	**3,924**	1,150
Other prepayments and accrued income		**153**	100	**2,114**	1,743
		565	265	**7,806**	4,618
Total insurance and other assets		**26,593**	31,915	**367,358**	556,232
Banking assets					
Cash and balances at central banks		**1,202**	630	**16,607**	10,980
Treasury bills and other eligible bills	26(a)	**1,085**	653	**14,987**	11,372
Loans and advances to banks	26(b)	**1,228**	649	**16,963**	11,313
Loans and advances to customers	26(c)	**12,854**	7,797	**177,566**	135,884
Debt securities	26(f)	**1,061**	725	**14,647**	12,648
Equity securities	26(g)	**965**	225	**13,331**	3,921
Interest in associated undertakings	27	**124**	118	**1,713**	2,057
Tangible fixed assets	22	**158**	111	**2,182**	1,935
Land and buildings	19	**131**	80	**1,806**	1,392
Other assets	24	**2,095**	62	**28,941**	1,080
Prepayments and accrued income		**474**	259	**6,548**	4,517
Total banking assets		**21,377**	11,309	**295,291**	197,099
Total assets		**49,568**	44,804	**684,724**	780,868

CONSOLIDATED BALANCE SHEET AT 31 DECEMBER 2002 CONTINUED

	Notes	£m At 31 December 2002	£m At 31 December 2001	Rm At 31 December 2002	Rm At 31 December 2001
Capital and reserves					
Called up share capital	28	**378**	374	**5,222**	6,517
Share premium account	28	**552**	516	**7,625**	8,993
Merger reserve	28	**184**	184	**2,542**	3,205
Profit and loss account	28	**1,672**	1,396	**23,097**	24,330
Equity shareholders' funds		**2,786**	2,470	**38,486**	43,045
Minority interests					
Equity	30	**783**	565	**10,816**	9,847
Non-equity	30	**144**	–	**1,992**	–
		927	565	**12,808**	9,847
Subordinated liabilities	31	**18**	22	**249**	383
Insurance and other liabilities					
Technical provisions					
Provision for unearned premiums		**79**	54	**1,091**	941
Long term business provision		**17,241**	14,154	**238,169**	246,684
Claims outstanding		**335**	272	**4,628**	4,741
	32	**17,655**	14,480	**243,888**	252,366
Technical provisions for linked liabilities		**4,317**	4,415	**59,635**	76,947
Provisions for other risks and charges	33	**486**	341	**6,714**	5,944
Creditors					
Creditors arising from direct insurance operations	34(a)	**326**	401	**4,503**	6,989
Creditors arising from reinsurance operations		**7**	7	**97**	122
Other creditors including tax and social security	34(b)	**1,456**	10,078	**20,110**	175,646
Amounts owed to credit institutions	35	**767**	897	**10,596**	15,633
Convertible loan stock	35(a)	**404**	439	**5,581**	7,651
		2,960	11,822	**40,887**	206,041
Accruals and deferred income		**184**	234	**2,542**	4,079
Total insurance and other liabilities		**25,602**	31,292	**353,666**	545,377
Banking liabilities					
Deposits by banks	36	**2,110**	1,862	**29,148**	32,454
Customer accounts	37	**12,070**	6,802	**166,735**	118,550
Debt securities in issue	38	**2,266**	986	**31,303**	17,183
Other liabilities	39	**3,149**	501	**43,487**	8,729
Provisions for liabilities and charges	40	**105**	84	**1,450**	1,471
Subordinated liabilities	31	**521**	220	**7,197**	3,829
Convertible loan stock	35(a)	**14**	–	**195**	–
Total banking liabilities		**20,235**	10,455	**279,515**	182,216
Total liabilities		**49,568**	44,804	**684,724**	780,868
Memorandum items					
Commitments	45	**754**	431	**10,415**	7,514
Contingent liabilities	46	**1,382**	798	**19,091**	13,908

These financial statements were approved by the Board on 24 February 2003 and were signed on its behalf by:

Julian V F Roberts
Group Finance Director

COMPANY BALANCE SHEET AT 31 DECEMBER 2002

	Notes	£m At 31 December 2002	£m At 31 December 2001	Rm At 31 December 2002	Rm At 31 December 2001
Fixed assets					
Investments					
Shares in group undertakings	41	**1,183**	1,595	**16,342**	27,798
Loans due from group undertakings	41	**1,859**	1,561	**25,680**	27,206
Shares in associated companies		**13**	13	**180**	227
Shares and other variable yield securities		**18**	1	**249**	17
Fixed interest securities		**1**	1	**14**	17
Deposits with credit institutions		**3**	74	**41**	1,290
		3,077	3,245	**42,506**	56,555
Current assets					
Debtors					
Amounts owed by group undertakings		**49**	26	**677**	453
Other prepayments and accrued income		**7**	11	**97**	192
Investment in own shares		**15**	–	**207**	–
Cash at bank and in hand		**–**	18	**–**	314
		71	55	**981**	959
Creditors: amounts falling due within one year					
Amounts owed to credit institutions	35	**721**	870	**9,961**	15,163
Amounts owed to group undertakings		**953**	935	**13,165**	16,293
Other creditors including tax and social security		**27**	17	**373**	347
Accruals and deferred income		**15**	4	**207**	70
Dividend payable	4	**45**	44	**622**	716
		1,761	1,870	**24,328**	32,589
Net current liabilities		**(1,690)**	(1,815)	**(23,347)**	(31,630)
Provisions for liabilities and charges	33(b)	**(38)**	(8)	**(525)**	(140)
Net assets		**1,349**	1,422	**18,634**	24,785
Capital and reserves					
Called up share capital	28	**378**	374	**5,222**	6,517
Share premium account	28	**552**	516	**7,625**	8,993
Profit and loss account	29	**419**	532	**5,787**	9,275
Equity shareholders' funds		**1,349**	1,422	**18,634**	24,785

These financial statements were approved by the Board on 24 February 2003 and were signed on its behalf by:

Julian V F Roberts
Group Finance Director

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2002

	Notes	£m Year to 31 December 2002	£m Year to 31 December 2001	Rm Year to 31 December 2002	Rm Year to 31 December 2001
Operating activities					
Net cash inflow from insurance and other operating activities	48	**858**	851	**13,537**	10,545
Net cash inflow from banking operating activities	48	**349**	13	**5,510**	163
Net cash inflow from operating activities		**1,207**	864	**19,047**	10,708
Net cash outflow from returns on investments and servicing of finance	48(a)	**(93)**	(183)	**(1,468)**	(2,268)
Total tax paid	48(a)	**(132)**	(269)	**(2,084)**	(3,334)
Net cash outflow from capital expenditure and financial investment	48(a)	**(26)**	(152)	**(411)**	(1,884)
Net cash outflow from acquisitions and disposals	48(a)	**(160)**	(316)	**(2,526)**	(3,916)
Equity dividends paid		**(175)**	(167)	**(2,763)**	(2,070)
Net cash inflow/(outflow) before financing activities		**621**	(223)	**9,795**	(2,764)
Net cash inflow from financing activities	48(a)	**260**	676	**4,108**	8,377
Net cash inflow of the Group excluding long term business		**881**	453	**13,903**	5,613
Cash flows relating to insurance and other activities were invested as follows:					
Increase in cash holdings	48(b),(c)	**41**	63	**647**	781
Increase in net portfolio investments	48(b),(c)	**483**	543	**7,631**	6,729
		524	606	**8,278**	7,510
Cash flows relating to banking activities were invested as follows:					
Increase/(decrease) in cash and balances at central banks	48(d)	**357**	(153)	**5,625**	(1,897)
Net cash inflow of the Group excluding long term business		**881**	453	**13,903**	5,613

The cash flows presented in this statement exclude all cash flows relating to policyholders' funds for the long term business.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2002

1 ACCOUNTING POLICIES

Basis of preparation – Group

The Group's consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain assets as required by the Companies Act 1985 and applicable accounting standards. A summary of the significant Group accounting policies is set out below, together with an explanation of where changes have been made to previous policies on adoption of new accounting standards issued during the year.

The accounting policies adopted reflect applicable accounting standards under UK Generally Accepted Accounting Practice ("UK GAAP") which includes UK accounting standards, Urgent Issues Task Force (UITF) Abstracts and companies legislation.

The Group's operations include life assurance, general insurance, asset management and banking. Due to the diverse nature of the operations, these are separately disclosed where it is considered appropriate.

The results and balance sheet of the Group's insurance and asset management operations have been prepared in accordance with the provisions of Section 225A of, and the special provisions relating to insurance companies of Schedule 9A to, the Companies Act 1985 and with the Statement of Recommended Practice issued by the Association of British Insurers (the "ABI SORP").

The results of the Group's banking operations have been prepared in accordance with the requirements of Schedule 9 (Special Provisions for Banking Companies and Groups) to the Companies Act 1985 and the British Bankers' Association Statements of Recommended Practice (SORPs) on Advances (1997), Securities (1990), Derivatives (2001), Contingent Liabilities and Commitments (1996) and Segmental Reporting (1993). This disclosure takes the form of the non-technical banking profit and loss account, separation of banking items within the consolidated balance sheet and appropriate notes to the financial statements.

Changes in accounting policies

Comparative figures have been restated to reflect the adoption of Financial Reporting Standard (FRS) 19 "Deferred Tax". This requires full provision to be made for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition for tax. Previously deferred tax was recognised on a partial provision approach. In addition to restating the comparative figures, the cumulative cost of the deferred tax relating to previous years has been recognised as a prior year adjustment. The change in accounting policy has had no effect on the operating profit after tax or shareholders' funds for the current year. The effect for the year ended 31 December 2001 is an increase in the tax charge of £41 million (R503 million) and no change in shareholders' funds.

Basis of consolidation

The Group accounts include the assets, liabilities and results of the Company and its subsidiary undertakings. Unless otherwise stated, the acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal. All intercompany transactions are eliminated on consolidation, except for investment management fees charged by Group asset management companies to long term business funds.

An associate is an undertaking in which the Group has a long term interest, usually from 20% to 50% of the equity voting rights, and over which it exercises significant influence. The Group's share of the profits less losses of associates outside the long term business fund is included in the consolidated profit and loss account and its interest in their net assets is included in investments in the consolidated balance sheet. Investments in associated undertakings attributable to long term business, are accounted for as investments.

The results of the Group's US subsidiaries are determined initially using US GAAP bases of accounting, with subsequent adjustments where necessary to comply with the Group's accounting and other business policies. In accordance with the ABI SORP, policyholder liabilities of the Group's US life subsidiaries are incorporated into the Group's accounts on a US GAAP basis. For investment accounting, however, the US GAAP results are adjusted to comply with UK GAAP.

For Group reporting purposes, all fixed income securities are carried at market value. For the purposes of determining Group operating profit, realised and unrealised gains and losses are recognised on a longer term basis.

Basis of preparation – Company

The Company's balance sheet has been prepared in accordance with Section 226 of, and Schedule 4 to, the Companies Act 1985. As permitted by Section 230 of the Companies Act 1985 the Company has taken advantage of the exemption from presenting its own profit and loss account.

No note of historical cost profits has been prepared, as the Company's only material gains or losses on assets relate to the holding and disposal of Company investments.

Shares in subsidiary undertakings are included in the Company balance sheet at historical cost, adjusted for any permanent impairment.

1 ACCOUNTING POLICIES continued

Insurance business

(i) Investments

Investments, including those classified under assets held to cover linked liabilities, are stated at their current value. Listed investments are stated at year end market value. Unlisted investments are valued, on a prudent basis, by the directors having regard to their likely realisable value.

Investment properties are accounted for in accordance with Statement of Standard Accounting Practice 19 as follows:

a) Investment properties are revalued annually at open market values by internal professional valuers. Surpluses and deficits arising are taken to the profit and loss account for the year.

b) No depreciation or amortisation is provided in respect of freehold investment properties and leasehold investment properties with over 20 years to run.

This treatment, as regards certain of the Group's investment properties, may be a departure from the requirements of the Companies Act 1985 concerning depreciation of fixed assets. However, these properties are not held for consumption but for investment and the directors consider that systematic annual depreciation would be inappropriate. The accounting policy adopted is therefore necessary for the accounts to give a true and fair view. Depreciation or amortisation is only one of the many factors reflected in the annual valuation and the amount which might otherwise have been shown cannot be separately identified or quantified.

Securities borrowed and lent that are collateralised by cash are included in the balance sheet at amounts equal to the collateral advanced or received.

(ii) Investment return

Investment return comprises investment income, realised gains and losses and changes in unrealised gains and losses, net of investment expenses and charges.

Dividends on equity investments are accrued on an ex-dividend basis. Interest on fixed income securities, net rental income from property investments and investment expenses are recorded on an accruals basis.

Realised gains and losses represent the difference between net sales proceeds and purchase price. Unrealised gains and losses represent the difference between the valuation of investments at the balance sheet date and their original cost, or if they have been previously valued, their valuation at the last balance sheet date. Movements in unrealised gains and losses are recorded in the profit and loss account, and include an adjustment for previously recognised unrealised gains and losses on investments disposed during the reporting period.

Income arising from securities lending and borrowing is recognised in the non-technical account on an accruals basis over the term of the related loans.

For long term business, an allocation is made from the long term business technical account to the non-technical account, representing the difference between the long term investment return and the actual return on shareholder assets supporting the long term business. The long term investment return for relevant categories of investments takes into account past performance, current trends and future expectations.

For the US long term business, due to the nature of its products, investment risk is borne by the shareholders. Therefore, in determining the operating profit for the business, the investment return earned by the whole of the portfolio is smoothed on the basis of a market rate appropriate to the portfolio of investments, management philosophy and US market conditions for each reporting period.

The long term investment return on investments supporting general insurance technical provisions and related shareholders' funds is allocated from the non-technical account to the general business technical account.

1 ACCOUNTING POLICIES continued

Long term business

The results are prepared on a modified statutory solvency basis, as set out in the ABI SORP. The main features of this basis are outlined below.

(i) Premiums

Premiums and annuity considerations are stated gross of commission, exclude taxes and levies and are accounted for when due for payment, except for unit-linked premiums which are accounted for when the liability is established. Outward reinsurance premiums are accounted for on a payable basis.

(ii) Claims

Claims paid include maturities, annuities, surrenders, death and disability.

Maturity and annuity claims are recorded as they fall due for payment. Death and disability claims and surrenders are accounted for when notified.

Reinsurance recoveries are accounted for in the same period as the related claim.

(iii) Long term business provision

Long term business provisions for South African and other African businesses have been computed using a gross premium valuation method. Provisions in respect of South African business have been prepared in accordance with the Financial Soundness Valuation basis as set out in the guidelines issued by the Actuarial Society of South Africa in Prudential Guidance Note ("PGN") 104 (2001). Under this guideline, the provisions are valued using realistic expectations of future experience with prescribed margins for prudence and deferral of profit emergence. This method makes implicit allowance for deferred acquisition costs.

Technical provisions supporting linked policies reflect the market value of assets supporting these liabilities.

For the US business the long term business provision is calculated using the net premium method, based on assumptions as to investment yields, mortality, withdrawals and policyholder dividends. Assumptions are set at the time the contract is issued.

Universal life and deferred annuity reserves are computed on the retrospective deposit method, which produces reserves equal to the cash value of the contracts.

Reserves on immediate annuities and guaranteed payments are computed on the prospective deposit method, which produces reserves equal to the present value of future benefit payments.

For other territories, the valuation bases adopted are in accordance with the local actuarial practices and methodologies.

Whilst the directors consider that the gross long term business provision and the related reinsurance recovery is fairly stated on the basis of the information currently available to them, the ultimate liability will vary as a result of subsequent information and events and may result in significant adjustments to the amount provided.

The provision estimation techniques and assumptions are periodically reviewed with any changes in estimates reflected in the long term business technical account as they occur.

(iv) Acquisition costs

Acquisition costs comprise all direct and indirect costs arising from the sale of insurance contracts.

As the gross premium valuation method used in South Africa and other African territories to determine the long term business provision makes implicit allowance for the deferral of acquisition costs, no explicit deferred acquisition costs asset has been included in the balance sheet for these businesses.

For the US life business, an explicit deferred acquisition costs asset has been established in the balance sheet. Deferred acquisition costs are amortised over the period that profits on the related insurance policies are expected to emerge. Acquisition costs are deferred to the extent that they are deemed recoverable from available future profit margins.

Deferral of costs on other business is limited to the extent that there are available future margins.

1 **ACCOUNTING POLICIES** continued

(v) Present value of acquired in-force business
The present value of acquired in-force business is calculated by performing a cash flow projection of the long term fund and the in-force policies in order to estimate future after-tax profits attributable to shareholders. These profits are then discounted at a rate of return allowing for the risk of uncertainty of the future cash flows. This calculation is particularly sensitive to the assumptions regarding discount rate, future investment returns and the rate at which policies discontinue.

The present value of acquired in-force business is capitalised in the consolidated balance sheet as an asset and amortised over the expected profit recognition period on a systematic basis over the anticipated lives of the related contracts which the directors have considered to be 30 years. The amortisation charge is stated net of any unwind in the discount rate used to calculate the asset.

The carrying value of the asset is reviewed annually for impairment.

The amortisation charge and any adjustments to reflect impairments are recorded in the long term business technical account under "Other technical charges".

General insurance business
All classes of general business are accounted for on an annual basis.

(i) Premiums
Premiums are stated gross of commissions, exclude taxes and levies and are accounted for in the period in which the risk commences. The proportion of the premiums written relating to periods of risk after the balance sheet date is carried forward to subsequent accounting periods as unearned premiums, so that earned premiums relate to risks carried during the accounting period.

Outward reinsurance premiums are accounted for in the same accounting period as the premiums for the related direct insurance.

(ii) Claims
Claims incurred comprise the settlement and handling costs of paid and outstanding claims arising during the year and adjustments to prior year claim provisions. Outstanding claims comprise claims incurred up to, but not paid, at the end of the accounting period, whether reported or not.

Whilst the directors consider that the gross provisions for claims and the related reinsurance recoveries are fairly stated on the basis of the information currently available to them, the ultimate liability will vary as a result of subsequent information and events, and may result in significant adjustments to the amounts provided. Adjustments to the amounts of claims provisions established in prior years are reflected in the financial statements for the period in which the adjustments are made, and disclosed separately if material. The methods used and estimates made are reviewed regularly.

(iii) Acquisition costs
Acquisition costs, which represent commission and other related expenses, are deferred and amortised over the period in which the related premiums are earned.

Banking business
(i) Banking income
Interest receivable and payable are recognised in the banking non-technical account as they accrue.

Fee and other income is recognised in the banking non-technical account when receivable, except where it is charged to cover the costs of a continuing service to, or risk borne for, the customer. In these cases, the income is recognised over the relevant period.

Other operating income is derived from township development and computer related services, including distribution and servicing of equipment; the net income from these activities is accounted for on the accruals basis and included within "Other operating income".

1 ACCOUNTING POLICIES continued

(ii) Provisions for doubtful debts
All operating companies make provisions for bad and doubtful debts where required on a prudent basis. Advances are designated as non-performing based on credit risk management tools and indicators as well as management judgement as to the ultimate collectability of the principal or interest. When an advance is designated as non-performing, interest is suspended and specific provisions raised where required.

There are two basic types of provision, specific and general, each of which is assessed in terms of the charge and the amount outstanding. The provisions made during the year, less recoveries of advances previously written off, are charged to the profit and loss account.

Specific provisions represent the quantification of actual and expected losses made against doubtful advances and after considering security values.

A general provision is maintained against significant unforeseen losses present in every advances portfolio and increases the specific provisions to provide cover for those advances which are impaired at the balance sheet date but which will not be identified as such until some time in the future.

Provisions are deducted from advances in the balance sheet.

Interest on non-performing loans is charged to the customer's account and recorded as income, provided that there is a realistic prospect of interest being paid at some future date. However, where interest to be recovered is considered to be doubtful, the interest is suspended and is not credited to income but to an interest reserve account in the balance sheet, which is included as part of specific provisions and deducted from advances in the balance sheet. Where the probability of receiving interest payments is remote, interest is no longer accrued.

(iii) Instalment transactions
Instalment credit agreements are regarded as financing transactions and total instalments, less unearned finance charges, are included in advances in the banking balance sheet.

Lease income and finance charges are determined at the commencement of the contractual periods and are recognised in income in proportion to the net cash investment capital balances outstanding. Unearned lease income and finance charges are carried forward as deferred income and deducted from advances.

(iv) Investments
Securities which are intended to be held to maturity are stated at cost, adjusted for differences between cost and redemption value which are amortised over the period to redemption date. Securities held for trading purposes are marked to market value and the related gains and losses are taken directly to the banking non-technical profit and loss account as they arise. Other investments are stated at cost and provision is made where, in the opinion of the directors, there has been a permanent impairment in value.

Freehold and leasehold buildings and buildings occupied for own use are depreciated over their estimated useful lives. Land is not depreciated.

Unsold properties in possession are included under advances and valued at the lower of cost or net realisable value. Cost includes the outstanding balance on repossession, which may or may not include capitalised interest incurred by the client, together with other charges relating to the repossession.

Where securities sold under agreements to repurchase at future dates are recorded in the financial statements, the corresponding liability to repurchase those securities is included in deposits from banks or customers as appropriate. Securities purchased under agreements to resell at future dates are treated as secured loans and reflected on the balance sheet. Profits and losses arising from these transactions are treated as interest and accounted for over the period of the contracts.

Acceptances, promissory notes, trade and other bills drawn by customers and discounted by banking subsidiaries are included under advances. Amounts rediscounted are included under the contra items for liabilities under acceptances.

(v) Debt securities in issue and subordinated debt instruments issued
Premiums and discounts incurred in the issue of debt securities and fixed rate subordinated liabilities are accounted for as an adjustment to the amount of the liability and amortised over the relevant period to maturity.

1 ACCOUNTING POLICIES continued

(vi) Financial instruments

Financial instruments on the balance sheet include cash and bank balances, investments, receivables and trade creditors. These instruments are generally carried at fair value, the accounting treatment for each is disclosed in the accounting policy note for that particular balance.

In addition the Group uses a variety of derivative financial instruments including forwards, swaps, options and exchange traded financial futures. Transactions in the foreign exchange, interest rate and equity markets are negotiated directly with customers, with the Group acting as a counterparty, or can be dealt directly through exchanges.

Accounting for financial instruments is dependent on whether the transactions are undertaken for trading or non-trading purposes:

(a) Trading activities

Trading transactions include transactions undertaken for market-making, to service customers' needs and for propriety purposes, as well as any related hedges.

Transactions undertaken for trading purposes are measured at fair value, including an allowance for credit and market risk, and the resulting profits and losses are accounted for in the non-technical account. Fair values are based on quoted market prices when available. Where no quoted prices are available for a particular derivative, its fair value is determined by reference to quoted market prices for its component parts.

(b) Non-trading activities

Non-trading transactions are those that are held for hedging purposes as part of the Group's overall risk management strategy as a means of managing exposure to price, foreign currency and interest rate risk. To qualify as a hedge:

a) the transaction must be reasonably expected to match or eliminate a significant proportion of the risk inherent in the assets, liabilities, other positions or cashflows being hedged and which results from potential movements in interest rates, exchange rates and market values, both at the inception and over the life of the contract;

b) adequate evidence of the intention to hedge and linkage with the underlying risk inherent in the assets, liabilities, other positions or cashflows being hedged, must be established at the start of the transaction; and

c) there must be a continual assessment of whether the market value of the hedge instrument matches the market value of the hedged item.

If these criteria are met, the derivative is accounted for in the non-technical account on the same basis and over the same period as the underlying hedged item to which it relates.

Qualifying hedges, which cease to be effective or are terminated prior to the end of the life of the underlying hedged item, are measured at fair value and transferred to the trading portfolio. Any resulting gain or loss is deferred and amortised to earnings over the original life of the underlying item.

Off balance sheet financial instruments are measured on a basis consistent with on balance sheet instruments. Potential losses arising on these instruments are recognised as contingent liabilities.

Where the Group has entered into legally binding contracts, positive and negative values of derivatives are offset within the balance sheet totals.

Asset management business

Asset management revenue includes gross fees and commissions which are credited as earned.

Performance fees are recognised once all contractual obligations have been satisfied and the fees are expected to be collected. Any fees collected in advance are deferred and recognised as income over the period earned.

Expenses are recognised as they are incurred.

1 ACCOUNTING POLICIES continued

All businesses

(i) Tax

Tax is charged on all taxable profits arising during the year and is determined in accordance with the relevant tax legislation.

The tax charge attributable to long term business includes the tax expense for both policyholders and shareholders, at rates applicable to those parties.

The tax attributable to shareholders' profits on long term business, calculated at the effective tax rate of the underlying businesses, is added to the balance on the long term business technical account to present life assurance profits on a pre-tax basis, and is then included in the tax expense on profit on ordinary activities in the non-technical account.

Deferred tax assets and liabilities arise from timing differences between the recognition of gains and losses in the financial statements and their recognition for tax purposes. Deferred tax liabilities are fully recognised and deferred tax assets are recognised when the Group believes it is more likely than not that the asset will be recoverable. Deferred tax assets and liabilities are recognised on an undiscounted basis.

(ii) Goodwill

Purchased goodwill (representing the excess of the fair value of the consideration given for acquired businesses and associated costs over the fair value of net assets acquired) is capitalised and amortised to nil by equal annual instalments over its estimated useful life, normally 20 years.

On the subsequent disposal or termination of a business, the profit or loss on disposal or termination is calculated after charging the unamortised amount of any related goodwill.

The carrying value of goodwill is reviewed periodically for indicators of impairment in value. Adjustments to reflect an impairment in value are recognised in the non-technical account in the period in which the impairment is determined.

(iii) Tangible fixed assets

Tangible fixed assets, principally computer equipment and software, motor vehicles, fixtures and furniture, are capitalised and depreciated by equal annual instalments over their estimated useful lives.

(iv) General provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will occur, and where a reliable estimate can be made of the amount of the obligation. Where the effect of discounting is material, provisions are discounted and the discount rate used is a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(v) Pension plans and post retirement benefits

Defined benefit and defined contribution schemes have been established for eligible employees of the Group with the assets held in separate trustee administered funds.

For defined benefit schemes, pension costs are charged to the profit and loss account so as to spread the related charges over the service lives of employees and are determined by independent qualified actuaries undertaking formal actuarial valuations at least every three years. The effects of variations from regular cost are spread over the expected average remaining service lives of members of the scheme. Any difference between the amounts charged against profits and the amounts contributed to schemes is included as a prepayment or provision in the balance sheet.

Contributions in respect of defined contribution schemes are recognised when incurred.

Certain Group companies make provision for post retirement medical and housing benefits for eligible employees. The expected costs of post retirement benefits are charged over the expected working lives of eligible employees.

(vi) Employee share ownership plans

The Group offers share award and option plans to management and certain key employees and a Save As You Earn plan for all UK employees. Further details are provided in the Remuneration Report.

The assets, liabilities, income and expenses of employee share ownership plans (ESOPs) are incorporated into the financial statements. These shares are recognised as fixed assets in the balance sheet and amortised over the vesting period.

2 FOREIGN CURRENCIES

The information contained in these financial statements is expressed in both Sterling and South African Rand. This is in order both to meet the legal requirements of the UK Companies Act 1985 and to provide the users of the accounts in South Africa with illustrative information.

The principal exchange rates used to translate the operating results, assets and liabilities of key foreign business segments to Sterling are:

	Rand		US$	
	Year to 31 December 2002	Year to 31 December 2001	**Year to 31 December 2002**	Year to 31 December 2001
Profit and loss account (average rate)	**15.7878**	12.3923	**1.5030**	1.4405
Balance sheet (closing rate)	**13.8141**	17.4286	**1.6105**	1.4542

Foreign currency revenue transactions are translated at average exchange rates for the year. Foreign currency assets and liabilities are translated at year end exchange rates. Exchange differences arising from the translation of net investments in foreign subsidiary undertakings are taken to the consolidated statement of total recognised gains and losses. Exchange differences arising on the translation of foreign integrated operations are taken through the non-technical account. Other exchange differences are included in the profit and loss account.

3 EARNINGS AND EARNINGS PER SHARE

Basic earnings per share is calculated based upon the profit or loss after tax attributable to equity shareholders after the amortisation and impairment of goodwill arising on acquisitions, write-down of investment in Dimension Data Holdings plc, Nedcor restructuring and integration costs, short term fluctuations in investment return and non-operating items.

The directors' view is that operating earnings per share derived from operating profit or loss based on a long term investment return and before goodwill amortisation and impairment, write-down of investment in Dimension Data Holdings plc and Nedcor restructuring and integration costs provides a better indication of the underlying performance of the Group. A table reconciling profit/(loss) on ordinary activities after tax and minority interests to this underlying measure of operating earnings is included below.

		£m		Rm	
	Notes	**Year to 31 December 2002**	Year to 31 December 2001 (Restated)	**Year to 31 December 2002**	Year to 31 December 2001 (Restated)
Profit/(loss) on ordinary activities after tax and minority interests		**157**	(264)	**2,472**	(3,274)
Goodwill amortisation net of minority interests		**104**	120	**1,646**	1,487
Goodwill impairment		**–**	500	**–**	6,196
Write-down of investment in Dimension Data Holdings plc net of tax and minority interests	11	**29**	144	**467**	1,788
Nedcor restructuring and integration costs net of tax and minority interests	5(d)(ii)	**7**	–	**104**	–
Short term fluctuations in investment returns net of tax and minority interests		**75**	(73)	**1,192**	(905)
Non-operating items net of tax	17(b)	**44**	–	**688**	–
Operating earnings after tax and minority interests based on a long term investment return before goodwill amortisation and impairment, write-down of investment in Dimension Data Holdings plc and Nedcor restructuring and integration costs		**416**	427	**6,569**	5,292

3 EARNINGS AND EARNINGS PER SHARE continued

	p		c	
	Year to 31 December 2002	Year to 31 December 2001 (Restated)	**Year to 31 December 2002**	Year to 31 December 2001 (Restated)
Basic earnings/(loss) per share	**4.3**	(7.4)	**67.4**	(92.2)
Goodwill amortisation net of minority interests	**2.8**	3.4	**44.9**	41.9
Goodwill impairment	**–**	14.1	**–**	174.5
Write-down of investment in Dimension Data Holdings plc net of tax and minority interests	**0.8**	4.1	**12.7**	50.3
Nedcor restructuring and integration costs net of tax and minority interests	**0.2**	–	**2.8**	–
Short term fluctuations in investment returns net of tax and minority interests	**2.0**	(2.1)	**32.5**	(25.4)
Non-operating items net of tax	**1.2**	–	**18.7**	–
Operating earnings per share after tax and minority interests based on a long term investment return before goodwill amortisation and impairment, write-down of investment in Dimension Data Holdings plc and Nedcor restructuring and integration costs	**11.3**	12.1	**179.0**	149.1

Basic earnings per share is calculated by reference to the profit/(loss) on ordinary activities after tax and minority interests of £157 million (R2,472 million) for the year ended 31 December 2002 (2001: loss £264 million (R3,274 million)) and a weighted average number of shares in issue of 3,670 million (2001: 3,550 million). This is calculated after taking into account shares held by Employee Share Ownership Plans (ESOPs), which have waived their rights to dividends.

The diluted earnings per share calculation reflects the impact of the shares in the ESOP Trusts, the US Dollar Guaranteed Convertible Bond and potential issue of shares to satisfy the Pilgrim Baxter deferred consideration.

316 million (2001: 316 million) Old Mutual plc shares held by policyholders' funds are included in the weighted average number of shares used in the earnings per share calculation, reflecting the policyholders' economic interest in these shares.

4 DIVIDEND

	£m		Rm	
	Year to 31 December 2002	Year to 31 December 2001 (Restated)	**Year to 31 December 2002**	Year to 31 December 2001 (Restated)
Equity: ordinary				
Group				
Final dividend proposed: 3.1p (42.7c*) (2001: 3.1p (50.1c)) per 10p share	**114**	113	**1,577**	1,839
Interim dividend paid: 1.7p (26.9c) (2001: 1.7p (22.2c)) per 10p share	**62**	59	**979**	767
	176	172	**2,556**	2,606
Company				
Final dividend proposed: 3.1p (42.7c*) (2001: 3.1p (50.1c)) per 10p share	**45**	44	**622**	716
Interim dividend paid: 1.7p (26.9c) (2001: 1.7p (22.2c)) per 10p share	**25**	22	**395**	273
	70	66	**1,017**	989

Provision has been made in the Group financial statements for a final dividend of 3.1p (42.7c*) per share calculated using the number of shares in issue at 31 December 2002 of 3,783 million (2001: 3,744 million) less 97 million (2001: 98 million) shares in Employee Share Ownership Plans, which have waived their rights to dividends.

As a consequence of the exchange control arrangements in place in South Africa and other relevant African territories, dividends to shareholders on the branch registers in those countries (or in the case of Namibia, the Namibian section of the principal register) are settled through Dividend Access Trusts established for that purpose. The dividend payable by the Company represents only the proportion of the Group dividend payable to shareholders on the principal register (other than its Namibian section) and is calculated based on the directors' estimate of the number of shares that will be on the share registers at close of business on 22 April 2003, being the record date for the dividend.

*Indicative only – the actual amount of the dividend per share in Rand will be determined by reference to the exchange rate prevailing on 3 April 2003 and announced by the Company on 4 April 2003.

5 SEGMENTAL ANALYSIS

5(a) Summary of operating profit on ordinary activities before tax	Notes	£m South Africa	£m United States	£m UK and Rest of World	£m Total	Rm South Africa	Rm United States	Rm UK and Rest of World	Rm Total
Year to 31 December 2002									
Life assurance	5b(iii)	343	83	(3)	423	5,414	1,310	(47)	6,677
Asset management	5(c)(i)	28	95	2	125	441	1,500	31	1,972
Banking	5(d)(i)	165	–	56	221	2,605	–	884	3,489
General insurance business	5(e)(i)	35	–	–	35	556	–	–	556
Other shareholders' income / (expenses)	5(f)	–	–	(22)	(22)	–	–	(347)	(347)
Debt service costs	7	–	–	(58)	(58)	–	–	(916)	(916)
Operating result based on a long term investment return		571	178	(25)	724	9,016	2,810	(395)	11,431
Goodwill amortisation		(31)	(70)	(19)	(120)	(490)	(1,105)	(300)	(1,895)
Write-down of investment in Dimension Data Holdings plc	11	(68)	–	–	(68)	(1,080)	–	–	(1,080)
Nedcor restructuring and integration costs	5(d)(ii)	(14)	–	–	(14)	(227)	–	–	(227)
Short term fluctuations in investment return	8(a)	(292)	181	20	(91)	(4,613)	2,858	316	(1,439)
Operating profit on ordinary activities before tax		166	289	(24)	431	2,606	4,563	(379)	6,790
Analysed as:									
Life assurance		93	258	(17)	334	1,464	4,073	(268)	5,269
Asset management		28	31	(13)	46	441	490	(206)	725
Banking		53	–	52	105	824	–	821	1,645
General insurance business		(8)	–	–	(8)	(123)	–	–	(123)
Other shareholders' income / (expenses)		–	–	12	12	–	–	190	190
Debt service costs		–	–	(58)	(58)	–	–	(916)	(916)
Operating profit on ordinary activities before tax		166	289	(24)	431	2,606	4,563	(379)	6,790

5 SEGMENTAL ANALYSIS continued

5(a) Summary of operating profit on ordinary activities before tax continued	Notes	£m South Africa	£m United States	£m UK and Rest of World	£m Total	Rm South Africa	Rm United States	Rm UK and Rest of World	Rm Total
Year to 31 December 2001									
Life assurance	5b(iii)	397	13	(2)	408	4,915	161	(25)	5,051
Asset management	5(c)(i)	37	116	(3)	150	458	1,437	(38)	1,857
Banking	5(d)(i)	290	–	79	369	3,593	–	979	4,572
General insurance business	5(e)(i)	46	–	–	46	570	–	–	570
Other shareholders' income/(expenses)	5(f)	12	–	(41)	(29)	149	–	(508)	(359)
Debt service costs	7	–	(3)	(64)	(67)	–	(37)	(793)	(830)
Write-down of strategic investments	5(f)	–	–	(21)	(21)	–	–	(260)	(260)
Operating result based on a long term investment return		782	126	(52)	856	9,685	1,561	(645)	10,601
Goodwill amortisation		(27)	(78)	(27)	(132)	(334)	(966)	(336)	(1,636)
Goodwill impairment		–	(335)	(165)	(500)	–	(4,151)	(2,045)	(6,196)
Write-down of investment in Dimension Data Holdings plc	11	(269)	–	–	(269)	(3,334)	–	–	(3,334)
Short term fluctuations in investment return	8(a)	77	31	18	126	954	384	223	1,561
Operating profit on ordinary activities before tax		563	(256)	(226)	81	6,971	(3,172)	(2,803)	996
Analysed as:									
Life assurance		464	42	4	510	5,745	520	49	6,314
Asset management		37	(295)	(193)	(451)	458	(3,655)	(2,393)	(5,590)
Banking		(4)	–	77	73	(50)	–	953	903
General insurance business		88	–	–	88	1,090	–	–	1,090
Other shareholders' income/(expenses)		(22)	–	(29)	(51)	(272)	–	(359)	(631)
Debt service costs		–	(3)	(64)	(67)	–	(37)	(793)	(830)
Write-down of strategic investments		–	–	(21)	(21)	–	–	(260)	(260)
Operating profit on ordinary activities before tax		563	(256)	(226)	81	6,971	(3,172)	(2,803)	996

5 SEGMENTAL ANALYSIS continued

5(b) Life assurance	South Africa £m	United States £m	UK and Rest of World £m	Total £m	South Africa Rm	United States Rm	UK and Rest of World Rm	Total Rm
(i) Gross premiums written								
Year to 31 December 2002								
Individual business								
Single	610	2,633	104	3,347	9,631	41,562	1,637	52,830
Recurring	612	146	49	807	9,662	2,312	779	12,753
	1,222	2,779	153	4,154	19,293	43,874	2,416	65,583
Group business								
Single	647	–	9	656	10,215	–	142	10,357
Recurring	241	–	9	250	3,805	–	142	3,947
	888	–	18	906	14,020	–	284	14,304
Total gross premiums	2,110	2,779	171	5,060	33,313	43,874	2,700	79,887
Year to 31 December 2001								
Individual business								
Single	854	578	97	1,529	10,583	7,163	1,202	18,948
Recurring	757	78	87	922	9,381	967	1,078	11,426
	1,611	656	184	2,451	19,964	8,130	2,280	30,374
Group business								
Single	598	–	13	611	7,411	–	161	7,572
Recurring	280	–	29	309	3,470	–	359	3,829
	878	–	42	920	10,881	–	520	11,401
Total gross premiums	2,489	656	226	3,371	30,845	8,130	2,800	41,775

Business transacted with South African residents in terms of their personal offshore allowances is conducted by the Group's offshore companies and is therefore disclosed under the Rest of World segment.

5 SEGMENTAL ANALYSIS continued

	£m				Rm			
5(b) Life assurance continued	South Africa	United States	UK and Rest of World	Total	South Africa	United States	UK and Rest of World	Total
(ii) Gross new business premiums written								
Year to 31 December 2002								
Individual business								
Single	610	2,633	104	3,347	9,631	41,562	1,637	52,830
Recurring	115	73	11	199	1,808	1,154	175	3,137
	725	2,706	115	3,546	11,439	42,716	1,812	55,967
Group business								
Single	647	–	9	656	10,215	–	142	10,357
Recurring	19	–	1	20	296	–	11	307
	666	–	10	676	10,511	–	153	10,664
Total gross new business premiums written	1,391	2,706	125	4,222	21,950	42,716	1,965	66,631
Annual premium equivalent	260	336	23	619	4,089	5,310	364	9,763
Year to 31 December 2001								
Individual business								
Single	854	578	97	1,529	10,583	7,163	1,202	18,948
Recurring	159	26	11	196	1,970	322	136	2,428
	1,013	604	108	1,725	12,553	7,485	1,338	21,376
Group business								
Single	598	–	13	611	7,411	–	161	7,572
Recurring	20	–	1	21	248	–	12	260
	618	–	14	632	7,659	–	173	7,832
Total gross new business premiums written	1,631	604	122	2,357	20,212	7,485	1,511	29,208
Annual premium equivalent	324	84	23	431	4,017	1,038	284	5,339

Annual premium equivalent is defined as one tenth of single premiums plus recurring premiums.

	South Africa £m	United States £m	UK and Rest of World £m	Total £m	South Africa Rm	United States Rm	UK and Rest of World Rm	Total Rm
(iii) Life assurance operating result								
Year to 31 December 2002								
Individual business	149	83	(8)	224	2,352	1,310	(126)	3,536
Group business	59	–	1	60	931	–	16	947
Life assurance technical result	208	83	(7)	284	3,283	1,310	(110)	4,483
Long term investment return	135	–	4	139	2,131	–	63	2,194
Life assurance operating result before short term fluctuations in investment return	343	83	(3)	423	5,414	1,310	(47)	6,677
Year to 31 December 2001								
Individual business	174	13	(8)	179	2,152	161	(99)	2,214
Group business	75	–	1	76	933	–	12	945
Life assurance technical result	249	13	(7)	255	3,085	161	(87)	3,159
Long term investment return	148	–	5	153	1,830	–	62	1,892
Life assurance operating result before short term fluctuations in investment return	397	13	(2)	408	4,915	161	(25)	5,051

5 SEGMENTAL ANALYSIS continued

5(c) Asset management	Notes	£m Year to 31 December 2002	£m Year to 31 December 2001	Rm Year to 31 December 2002	Rm Year to 31 December 2001
(i) Analysis of operating result					
Fund management worldwide					
South Africa					
Old Mutual Asset Managers		**13**	16	**205**	198
Old Mutual Unit Trusts		**3**	11	**47**	136
Other		**3**	1	**47**	12
		19	28	**299**	346
United States					
Old Mutual Asset Managers	5(c)(ii)	**31**	38	**490**	471
Pilgrim Baxter	5(c)(ii)	**18**	29	**284**	359
Other Old Mutual US Affiliates	5(c)(ii)	**46**	49	**726**	607
		95	116	**1,500**	1,437
UK and Rest of World		**(2)**	6	**(32)**	74
		112	150	**1,767**	1,857
Private client UK – Gerrard					
Gross profit		**3**	2	**47**	25
Profit on disposal of current investments		**6**	–	**95**	–
Integration costs		**(5)**	(12)	**(79)**	(149)
		4	(10)	**63**	(124)
Other financial services					
South Africa		**9**	9	**142**	112
UK and Rest of World		**–**	1	**–**	12
		9	10	**142**	124
Asset management operating result before goodwill amortisation and impairment		**125**	150	**1,972**	1,857
Analysed as:					
South Africa		**28**	37	**441**	458
United States		**95**	116	**1,500**	1,437
UK and Rest of World		**2**	(3)	**31**	(38)
Asset management operating result before goodwill amortisation and impairment		**125**	150	**1,972**	1,857

	£m OMAM (US)	£m Pilgrim Baxter	£m Other affiliates	£m Total	Rm OMAM (US)	Rm Pilgrim Baxter	Rm Other affiliates	Rm Total
(ii) Old Mutual (US) Holdings								
Year to 31 December 2002								
Revenue	**123**	**50**	**200**	**373**	**1,942**	**789**	**3,158**	**5,889**
Expenses	**(92)**	**(32)**	**(154)**	**(278)**	**(1,452)**	**(505)**	**(2,432)**	**(4,389)**
Asset management operating result before goodwill amortisation	**31**	**18**	**46**	**95**	**490**	**284**	**726**	**1,500**
Year to 31 December 2001								
Revenue	147	85	219	451	1,822	1,053	2,713	5,588
Expenses	(109)	(56)	(170)	(335)	(1,351)	(694)	(2,106)	(4,151)
Asset management operating result before goodwill amortisation and impairment	38	29	49	116	471	359	607	1,437

5 SEGMENTAL ANALYSIS continued

5(d) Banking	Notes	£m South Africa	£m UK and Rest of World	£m Total	Rm South Africa	Rm UK and Rest of World	Rm Total
(i) Banking operating result							
Year to 31 December 2002							
Interest receivable		1,372	142	1,514	21,661	2,242	23,903
Interest payable		(1,003)	(108)	(1,111)	(15,835)	(1,705)	(17,540)
Net interest income		369	34	403	5,826	537	6,363
Dividend income		11	–	11	174	–	174
Fees and commissions receivable		261	45	306	4,121	710	4,831
Fees and commissions payable		(9)	(2)	(11)	(142)	(32)	(174)
Other operating income		112	21	133	1,768	332	2,100
Total operating income		744	98	842	11,747	1,547	13,294
Specific and general provisions charge	26(d)	(87)	(1)	(88)	(1,374)	(16)	(1,390)
Net income		657	97	754	10,373	1,531	11,904
Operating expenses		(497)	(46)	(543)	(7,847)	(726)	(8,573)
Banking operating result before goodwill amortisation, share of associated undertakings' profit, write-down of investment in Dimension Data Holdings plc and Nedcor restructuring and integration costs		160	51	211	2,526	805	3,331
Share of associated undertakings' profit		5	5	10	79	79	158
Banking operating result before goodwill amortisation, write-down of investment in Dimension Data Holdings plc and Nedcor restructuring and integration costs		165	56	221	2,605	884	3,489
Year to 31 December 2001							
Net interest income		386	43	429	4,783	533	5,316
Non-interest revenue		413	55	468	5,118	681	5,799
Total operating income		799	98	897	9,901	1,214	11,115
Specific and general provisions charge	26(d)	(118)	–	(118)	(1,462)	–	(1,462)
Net income		681	98	779	8,439	1,214	9,653
Operating expenses		(399)	(26)	(425)	(4,945)	(322)	(5,267)
Banking operating result before goodwill amortisation, share of associated undertakings' profit and write-down of investment in Dimension Data Holdings plc		282	72	354	3,494	892	4,386
Share of associated undertakings' profit		8	7	15	99	87	186
Banking operating result before goodwill amortisation and write-down of investment in Dimension Data Holdings plc		290	79	369	3,593	979	4,572

Operating expenses includes translation losses of £64 million (R1,011 million). Non-interest revenue in 2001 includes exceptional revenue of £36 million (R441 million).

Specific and general provisions charge for the year includes the release of an exceptional provision of £25 million (R400 million). The exceptional provision included in the specific and general provisions charge for 2001 was £32 million (R400 million).

There are no banking operations in the United States.

5 SEGMENTAL ANALYSIS continued

5(d) Banking continued	£m Year to 31 December 2002	Rm Year to 31 December 2002
(ii) Nedcor restructuring and integration costs		
Costs before tax and minority interests	14	**227**
Tax	(1)	**(23)**
Costs after tax and before minority interests	13	**204**
Minority interests	(6)	**(100)**
Costs after tax and minority interests	7	**104**

In 2002, one-off merger and restructuring costs of £13 million (R204 million) after tax have been charged to the profit and loss account. This figure includes £5 million (R86 million) for Nedcor's restructuring and integration costs in connection with the acquisition of BoE and £8 million (R118 million) for the closure and restructuring costs of Permanent Bank's deposit-taking activities and infrastructure, which are being merged with Old Mutual Bank.

Although these costs are considered significant to the operating results of the Group, they do not fall under the definition of exceptional items as described in FRS 3 and as such are classified as operating activities for statutory reporting.

5(e) Other technical income, net of reinsurance	Notes	£m Year to 31 December 2002	£m Year to 31 December 2001	Rm Year to 31 December 2002	Rm Year to 31 December 2001
(i) General insurance technical account					
Earned premiums, net of reinsurance					
Premiums written, net of reinsurance					
Gross premiums written		**355**	394	**5,603**	4,882
Outward reinsurance premiums		**(45)**	(43)	**(717)**	(533)
		310	351	**4,886**	4,349
Change in the provision for unearned premiums, net of reinsurance					
Gross amount		**(13)**	(2)	**(212)**	(25)
Reinsurers' share		**8**	1	**132**	12
		(5)	(1)	**(80)**	(13)
		305	350	**4,806**	4,336
Allocated investment return transferred from the non-technical account	8(a)	**35**	41	**554**	508
Claims incurred, net of reinsurance					
Claims paid					
Gross amount		**(234)**	(290)	**(3,682)**	(3,594)
Reinsurers' share		**18**	33	**275**	409
		(216)	(257)	**(3,407)**	(3,185)
Change in the provision for claims, net of reinsurance					
Gross amount		**(20)**	(4)	**(312)**	(50)
Reinsurers' share		**7**	1	**112**	12
		(13)	(3)	**(200)**	(38)
		(229)	(260)	**(3,607)**	(3,223)
Net operating expenses	9	**(76)**	(85)	**(1,197)**	(1,051)
General insurance operating result before short term fluctuations in investment returns		**35**	46	**556**	570

5 SEGMENTAL ANALYSIS continued

5(e) Other technical income, net of reinsurance continued	£m Earned premiums net of reinsurance	£m Claims incurred net of reinsurance	£m Operating result based on a long term investment return	Rm Earned premiums net of reinsurance	Rm Claims incurred net of reinsurance	Rm Operating result based on a long term investment return
(ii) General insurance result by class of business						
Year to 31 December 2002						
Commercial	**125**	**89**	**3**	**1,968**	**1,400**	**40**
Corporate	**15**	**11**	**(2)**	**234**	**180**	**(28)**
Personal lines	**145**	**111**	**(1)**	**2,284**	**1,747**	**(8)**
Risk financing	**20**	**18**	**–**	**320**	**280**	**(2)**
	305	**229**	**–**	**4,806**	**3,607**	**2**
Long term investment return			**35**			**554**
			35			**556**
Year to 31 December 2001						
Commercial	134	98	1	1,659	1,212	8
Corporate	17	14	–	210	167	–
Personal lines	177	130	4	2,196	1,615	54
Risk financing	22	18	–	271	229	–
	350	260	5	4,336	3,223	62
Long term investment return			41			508
			46			570

(iii) Other technical income

Other technical income principally consists of fees earned in respect of South African policyholders' funds and fees earned for healthcare administration.

5(f) Other shareholders' income / (expenses) and write-down of strategic investments	£m Year to 31 December 2002	£m Year to 31 December 2001	Rm Year to 31 December 2002	Rm Year to 31 December 2001
Long term investment return credited to operating result	**–**	12	**–**	149
Other income	**13**	–	**205**	–
Net corporate expenses	**(35)**	(41)	**(552)**	(508)
Other shareholders' income / (expenses)	**(22)**	(29)	**(347)**	(359)
Write-down of strategic investments	**–**	(21)	**–**	(260)

5 SEGMENTAL ANALYSIS continued

5(g) Net assets	South Africa £m	United States £m	UK and Rest of World £m	Total £m	South Africa Rm	United States Rm	UK and Rest of World Rm	Total Rm
At 31 December 2002								
Life assurance	**1,095**	**851**	**71**	**2,017**	**15,126**	**11,756**	**981**	**27,863**
Asset management	**100**	**1,005**	**322**	**1,427**	**1,381**	**13,883**	**4,449**	**19,713**
Banking	**541**	**–**	**89**	**630**	**7,473**	**–**	**1,230**	**8,703**
General insurance	**78**	**–**	**–**	**78**	**1,077**	**–**	**–**	**1,077**
Other	**(19)**	**–**	**(158)**	**(177)**	**(261)**	**–**	**(2,183)**	**(2,444)**
	1,795	**1,856**	**324**	**3,975**	**24,796**	**25,639**	**4,477**	**54,912**
Debt				**(1,189)**				**(16,426)**
Net assets				**2,786**				**38,486**
At 31 December 2001								
Life assurance	802	588	28	1,418	13,978	10,248	488	24,714
Asset management	60	1,252	469	1,781	1,046	21,821	8,173	31,040
Banking	341	–	147	488	5,943	–	2,562	8,505
General insurance	69	–	3	72	1,203	–	52	1,255
Other	75	–	(6)	69	1,307	–	(109)	1,198
	1,347	1,840	641	3,828	23,477	32,069	11,166	66,712
Debt				(1,358)				(23,667)
Net assets				2,470				43,045

5(h) Banking business average assets	At 31 December 2002 £m	At 31 December 2001 £m	At 31 December 2002 Rm	At 31 December 2001 Rm
Retail	**3,348**	3,346	**52,855**	41,465
Commercial	**3,166**	1,658	**49,994**	20,546
Corporate	**7,213**	2,713	**113,872**	33,620
Investment merchant banking	**1,925**	2,095	**30,388**	25,962
International	**1,921**	1,354	**30,336**	16,779
Other	**(3,054)**	3,248	**(48,225)**	40,250
	14,519	14,414	**229,220**	178,622
Average interest-earning assets	**13,347**	13,540	**210,724**	167,792
		%		%
Net interest margin (based on average assets)	**3.02**	3.17	**3.02**	3.17

Other average assets includes BoE, group operations and elimination of internal funding.

5 SEGMENTAL ANALYSIS continued

5(i) Funds under management	£m South Africa	£m United States	£m UK and Rest of World	£m Total	Rm South Africa	Rm United States	Rm UK and Rest of World	Rm Total
At 31 December 2002								
Investments including assets held to cover linked liabilities	13,968	6,793	3,058	23,819	192,955	93,839	42,243	329,037
Unit trusts								
Old Mutual Asset Managers	773	–	1,376	2,149	10,678	–	19,008	29,686
Nedcor unit trusts	633	–	712	1,345	8,744	–	9,836	18,580
Other asset management	–	–	11	11	–	–	152	152
	1,406	–	2,099	3,505	19,422	–	28,996	48,418
Third party								
Old Mutual Asset Managers	3,833	–	105	3,938	52,949	–	1,450	54,399
Old Mutual Asset Managers (US)	–	37,457	–	37,457	–	517,435	–	517,435
Pilgrim Baxter	–	4,207	–	4,207	–	58,116	–	58,116
Old Mutual Affiliates	–	24,781	5,875	30,656	–	342,327	81,158	423,485
	3,833	66,445	5,980	76,258	52,949	917,878	82,608	1,053,435
Private client UK	–	–	12,030	12,030	–	–	166,184	166,184
Nedcor portfolio management	3,845	310	3,501	7,656	53,115	4,282	48,363	105,760
Other financial services	18	–	310	328	249	–	4,282	4,531
	7,696	66,755	21,821	96,272	106,313	922,160	301,437	1,329,910
Total funds under management	23,070	73,548	26,978	123,596	318,690	1,015,999	372,676	1,707,365
At 31 December 2001								
Investments including assets held to cover linked liabilities	11,519	4,497	5,699	21,715	200,760	78,376	99,325	378,461
Unit trusts								
Old Mutual Asset Managers	670	–	360	1,030	11,677	–	6,274	17,951
Private client UK	–	–	1,051	1,051	–	–	18,317	18,317
Other asset management	–	–	159	159	–	–	2,771	2,771
	670	–	1,570	2,240	11,677	–	27,362	39,039
Third party								
Old Mutual Asset Managers	2,783	–	401	3,184	48,504	–	6,989	55,493
Old Mutual Asset Managers (US)	–	48,884	–	48,884	–	851,979	–	851,979
Pilgrim Baxter	–	8,675	–	8,675	–	151,193	–	151,193
Old Mutual Affiliates	–	33,595	8,081	41,676	–	585,514	140,840	726,354
	2,783	91,154	8,482	102,419	48,504	1,588,686	147,829	1,785,019
Private client UK	–	–	16,347	16,347	–	–	284,905	284,905
Other financial services	12	–	363	375	209	–	6,327	6,536
	2,795	91,154	25,192	119,141	48,713	1,588,686	439,061	2,076,460
Total funds under management	14,984	95,651	32,461	143,096	261,150	1,667,062	565,748	2,493,960

Nedcor managed funds have been included in 2002 as a result of growth in this business.

Unit Trust private client UK business was transferred to Old Mutual Asset Managers in January 2002.

6 INVESTMENT INCOME

	£m		Rm	
	Year to 31 December 2002	Year to 31 December 2001	**Year to 31 December 2002**	Year to 31 December 2001
Technical account – long term business				
Income from investment properties	**30**	43	**474**	533
Income from other financial investments	**1,059**	977	**16,719**	12,107
Gains on the realisation of investments	**643**	885	**10,152**	10,967
	1,732	1,905	**27,345**	23,607
Non-technical – insurance and asset management activities				
Income from other financial investments	**42**	42	**663**	520
Gains on the realisation of investments	**3**	165	**47**	2,045
	45	207	**710**	2,565

7 INVESTMENT EXPENSES AND CHARGES

	£m		Rm	
	Year to 31 December 2002	Year to 31 December 2001	**Year to 31 December 2002**	Year to 31 December 2001
Technical account – long term business				
Interest payable	**7**	4	**111**	50
Investment management expenses	**26**	17	**410**	211
	33	21	**521**	261
Non-technical – insurance and asset management activities				
Interest payable	**48**	57	**758**	706
Other finance costs	**10**	10	**158**	124
	58	67	**916**	830

8 INSURANCE LONG TERM INVESTMENT RETURN ON SHAREHOLDERS' FUNDS

As permitted by the ABI SORP, balances on the long term business and general business technical accounts are stated after allocating an investment return earned by the insurance businesses, based on a long term investment return, to/from the non-technical account.

For the South African long term business, the return is applied to an average value of investible shareholders' assets, adjusted for net fund flows. For general insurance business, the return is an average value of investible assets supporting shareholders' funds and insurance liabilities, adjusted for net fund flows. For the US long term business, the return earned by assets, mainly bonds, has been smoothed with reference to the actual yield earned by the portfolio. Short term fluctuations in investment return represent the difference between actual return and long term investment return.

The long term rates of investment return for equities and other investible assets are as follows:

	Year to 31 December 2002	Year to 31 December 2001
South Africa and Namibia	**14%**	14%
United States	**6.46%**	7.04%

The long term rates of return are based on achieved real rates of return adjusted for current inflation expectations and consensus economic investment forecasts, and are reviewed annually for appropriateness. The directors are of the opinion that these rates of return are appropriate and have been selected with a view to ensuring that returns credited to operating earnings are not inconsistent with the actual returns expected to be earned over the long term.

8 INSURANCE LONG TERM INVESTMENT RETURN ON SHAREHOLDERS' FUNDS continued

	£m		Rm	
8(a) Analysis of short term fluctuations in investment return	**Year to 31 December 2002**	Year to 31 December 2001	**Year to 31 December 2002**	Year to 31 December 2001
Long term business				
Actual investment return attributable to shareholders	**56**	257	**883**	3,181
Long term investment return credited to operating result	**139**	153	**2,194**	1,892
	(83)	104	**(1,311)**	1,289
General insurance business				
Actual investment return attributable to shareholders	**(7)**	85	**(111)**	1,053
Long term investment return credited to operating result	**35**	41	**554**	508
	(42)	44	**(665)**	545
Other income				
Actual investment return attributable to shareholders	**34**	(10)	**537**	(124)
Long term investment return credited to operating result	**–**	12	**–**	149
	34	(22)	**537**	(273)
(Deficit)/excess of actual return over longer term return	**(91)**	126	**(1,439)**	1,561

	1998–2002		1997–2001	
8(b) Five year analysis of short term fluctuations in investment return	**£m**	**Rm**	£m	Rm
Long term business				
Actual investment return attributable to shareholders	**894**	**9,952**	1,179	11,555
Long term investment return credited to operating result	**826**	**9,397**	1,050	9,851
	68	**555**	129	1,704
General insurance business				
Actual investment return attributable to shareholders	**277**	**3,015**	374	3,787
Long term investment return credited to operating result	**255**	**2,792**	313	2,921
	22	**223**	61	866
Other income				
Actual investment return attributable to shareholders	**116**	**1,326**	82	789
Long term investment return credited to operating result	**50**	**535**	50	535
	66	**791**	32	254
Excess of actual return over longer term return	**156**	**1,569**	222	2,824

The above table includes investment returns on the US life businesses since date of acquisition only.

9 NET OPERATING EXPENSES

	£m		Rm	
	Year to 31 December 2002	Year to 31 December 2001	**Year to 31 December 2002**	Year to 31 December 2001
Long term business				
Acquisition costs	**142**	109	**2,242**	1,351
Administration expenses	**204**	324	**3,221**	4,015
	346	433	**5,463**	5,366
General insurance business				
Acquisition costs	**49**	53	**771**	654
Administration expenses	**27**	32	**426**	397
	76	85	**1,197**	1,051

10 PROFIT ON ORDINARY ACTIVITIES BEFORE TAX

	£m		Rm	
	Year to 31 December 2002	Year to 31 December 2001	**Year to 31 December 2002**	Year to 31 December 2001
Profit on ordinary activities before tax is stated				
After crediting				
Aggregate rentals receivable under				
Finance leases	**5**	140	**79**	1,735
Operating leases	**13**	5	**205**	62
Income from listed investments	**607**	723	**9,583**	8,960
Gains on the disposal of investment securities – banking	**8**	18	**126**	223
After charging				
Depreciation	**64**	74	**1,023**	917
Rental charges – operating leases and similar hire purchase	**58**	49	**916**	607
Auditors' remuneration	**10**	7	**158**	87
10(a) Auditors' remuneration				
Statutory audit services	**4**	4	**63**	50
Other audit services	**1**	1	**16**	12
	5	5	**79**	62
Other fees paid to auditors and their associates	**5**	2	**79**	25
	10	7	**158**	87

Included in the above are audit fees payable by the Company of £0.2 million (R3.2 million) (2001: £0.2million (R2.5 million)).

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2002 CONTINUED

11 INVESTMENT IN DIMENSION DATA HOLDINGS PLC

	£m		Rm	
	Year to 31 December 2002	Year to 31 December 2001	**Year to 31 December 2002**	Year to 31 December 2001
Write-down before tax and minority interests	**68**	269	**1,080**	3,334
Tax	**(11)**	14	**(171)**	171
Write-down before minority interests	**57**	283	**909**	3,505
Minority interests	**(28)**	(139)	**(442)**	(1,717)
Write-down after tax and minority interests	**29**	144	**467**	1,788

During 2001, an impairment in the carrying value of the Group's investment in Dimension Data Holdings plc was recognised, reflecting a market value of R14.50 per share at 31 December 2001. A further impairment has been recognised for the year ended 31 December 2002 based on a closing market value of R4.02 per share. Although these events are exceptional in the context of their significance to the Group, the losses form part of banking operating profit in the statutory financial statements.

12 DIRECTORS' EMOLUMENTS AND INTERESTS

The remuneration payable to the directors of the Company for their services to the Group including the estimated money value of benefits in kind for the year ended 31 December 2002 is shown in the directors' remuneration report on pages 44 to 54 of the annual report.

The interests of directors of the Company in shares of the Company and its quoted subsidiaries are shown in the Directors' Report on page 41 of the annual report.

At 31 December 2002, one director of Old Mutual plc had a loan advance outstanding of £0.1 million (R1.0 million) (2001: 2 directors, £0.2 million (R4.2 million)) with banking subsidiaries of the Group. These loans have been provided on normal commercial terms.

13 REMUNERATION EXPENSES

	£m		Rm	
	Year to 31 December 2002	Year to 31 December 2001	**Year to 31 December 2002**	Year to 31 December 2001
The aggregate remuneration payable in respect of employees during the year was:				
Wages and salaries	**706**	739	**11,146**	9,158
Social security costs	**25**	29	**395**	359
Pension costs	**42**	34	**663**	422
	773	802	**12,204**	9,939

13(a) Particulars of staff	**Year to 31 December 2002**	Year to 31 December 2001
The average number of persons employed by the Group during the year was:		
Life assurance	**15,029**	14,412
Asset management	**5,960**	5,446
Banking	**22,278**	19,268
General insurance	**3,086**	3,217
Other	**109**	99
	46,462	42,442

14 EMPLOYEE BENEFITS

14(a) Employee pension plans

The Group operates a number of pension schemes around the world. These schemes have been designed and are administered in accordance with local conditions and practices in the countries concerned and include both defined contribution and defined benefit schemes. The assets of these schemes are held in separate trustee administered funds. Pension costs and contributions relating to defined benefit schemes are assessed in accordance with the advice of qualified actuaries. Actuarial advice confirms that the current level of contributions payable to each pension scheme, together with existing assets, are adequate to secure members' benefits over the remaining service lives of participating employees. The schemes are reviewed at least on a triennial basis or in accordance with local practice and regulations. In the intervening years, the actuary reviews the continuing appropriateness of the assumptions applied. The actuarial assumptions used to calculate the projected benefit obligations of the Group's pension schemes vary according to the economic conditions of the countries in which they operate.

The last full actuarial valuations were performed for the various schemes between 1 January 1999 and 1 April 2002 and have been updated by either internal or external actuaries in accordance with the transitional arrangements of FRS 17, as at 31 December 2002. The major assumptions used in these valuations were:

	As at 31 December 2002		As at 31 December 2001	
	South African schemes	UK schemes	South African schemes	UK schemes
Key assumptions				
Inflation assumption	**6.5%**	**1.8-2.5%**	6.5-7.0%	1.8-2.5%
Rate of increase in salaries	**7.5-8.0%**	**3.5-4.5%**	8.0-8.6%	3.8-4.5%
Rate of increase in pensions in payment	**11.0%**	**1.8-3.1%**	6.5%	1.8-3.0%
Discount rate	**11.0-11.5%**	**5.5-6.5%**	11.5-12.1%	5.8-6.0%

The assumptions used by the actuaries are the best estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice.

The fair value of the schemes' assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the schemes' liabilities, which are derived from cash flow projections over long periods and thus inherently uncertain, were:

	Expected long term rate of return		£m	Rm
	South African schemes	UK schemes	Value of assets	Value of assets
Pension scheme assets and expected returns				
As at 31 December 2002				
Equities	12.0-14.0%	7.5%	103	1,423
Bonds	9.0-12.0%	4.5-5.5%	50	691
Insurance policies and annuities	12.0%	4.5-7.5%	123	1,699
Cash	10.0%	3.5-4.5%	20	276
Total market value of assets			296	4,089
Present value of liabilities			(299)	(4,130)
Pension deficit			(3)	(41)
Associated deferred tax liability			(4)	(58)
Net pension deficit			(7)	(99)

14 EMPLOYEE BENEFITS continued

14(a) Employee pension plans continued	Expected long term rate of return – South African schemes	Expected long term rate of return – UK schemes	£m Value of assets	Rm Value of assets
As at 31 December 2001				
Equities	12.0-13.5%	6.8-7.5%	93	1,621
Bonds	11.5-12.0%	4.0-5.8%	39	680
Insurance policies and annuities	11.5%	5.8%	86	1,499
Cash	9.5%	n/a	8	139
Properties	12.0%	n/a	–	5
Total market value of assets			226	3,944
Present value of liabilities			(202)	(3,521)
Net surplus			24	423
Associated deferred tax liability			(1)	(16)
Net pension surplus			23	407

	£m	Rm
Year to 31 December 2002		
Net surplus in schemes at beginning of year	**24**	**423**
Acquired operations	**4**	**55**
Contributions	**4**	**55**
Current service cost	**(3)**	**(41)**
Finance income		
Expected return on pension scheme assets	**23**	**318**
Interest on pension scheme liabilities	**(18)**	**(249)**
Actuarial loss	**(46)**	**(635)**
Foreign exchange translation	**9**	**33**
Net deficit in schemes at end of year	**(3)**	**(41)**

The actuarial loss for the year includes amounts relating to the difference between the actual return on assets compared to the expected return, experience gains and losses on scheme liabilities and changes in the assumptions underlying the present value of scheme liabilities.

At 31 December 2002, the provision for pension contributions included in other provisions and charges in the Group's balance sheet amounted to £19 million (R262 million) (2001: £16 million (R279 million)). The charges to the technical and non-technical accounts represent the regular pension cost, offset by the investment return on the surplus scheme assets, and variations from regular cost arising from the scheme's surplus being amortised on a straight-line basis over the average expected remaining service lives of current employees. An analysis of the charge is presented below.

	£m		Rm	
	Year to 31 December 2002	Year to 31 December 2001	**Year to 31 December 2002**	Year to 31 December 2001
Regular cost	**44**	40	**695**	496
Variations from regular cost	**(2)**	(6)	**(32)**	(74)
Profit and loss charge	**42**	34	**663**	422

14 EMPLOYEE BENEFITS continued

14(b) Post retirement benefits

Certain Group subsidiary undertakings provide medical and mortgage bond benefits to qualifying employees beyond the date of retirement. The charge and related liability included in the Group's financial statements are presented below.

	£m		Rm	
	Year to 31 December 2002	Year to 31 December 2001	**Year to 31 December 2002**	Year to 31 December 2001
Profit and loss charge	**4**	6	**63**	74
Provisions for other risks and charges	**62**	39	**857**	680

14(c) Employee share ownership plans (ESOPs)

The ESOPs currently in use are described in the Remuneration Report on pages 44 to 54 of the annual report.

Shares held by ESOPs are recognised as fixed assets in the balance sheet and amortised over the vesting period.

The number and market value of the Company's ordinary shares held by ESOPs at 31 December 2002 were 114 million (2001: 98 million) and £100 million (R1,381 million) (2001: £87 million (R1,078 million)) respectively.

15 TAX ON PROFIT ON ORDINARY ACTIVITIES

	£m		Rm	
15(a) Technical account – long term business	**Year to 31 December 2002**	Year to 31 December 2001 (Restated)	**Year to 31 December 2002**	Year to 31 December 2001 (Restated)
Current tax				
South Africa	**92**	133	**1,452**	1,648
United States	**3**	2	**47**	25
Rest of World	**1**	(1)	**16**	(12)
	96	134	**1,515**	1,661
Deferred tax	**89**	11	**1,405**	135
	185	145	**2,920**	1,796

15 TAX ON PROFIT ON ORDINARY ACTIVITIES continued

15(b) *Non-technical account – insurance, asset management and banking businesses*	£m Year to 31 December 2002	£m Year to 31 December 2001 (Restated)	Rm Year to 31 December 2002	Rm Year to 31 December 2001 (Restated)
United Kingdom tax				
UK corporation tax	**40**	64	**632**	793
Double tax relief	**(20)**	(49)	**(316)**	(607)
	20	15	**316**	186
Overseas tax				
South Africa	**51**	48	**805**	594
United States	**8**	31	**126**	384
Rest of World	**(1)**	4	**(16)**	50
Secondary tax on companies (STC)	**3**	23	**47**	285
	61	106	**962**	1,313
Adjustment in respect of prior periods	**(1)**	(7)	**(16)**	(87)
Current tax for the year	**80**	114	**1,262**	1,412
Current tax attributable to shareholders' profits on long term business	**38**	40	**596**	497
Total current tax on ordinary activities	**118**	154	**1,858**	1,909
Deferred tax – non-technical account	**17**	88	**272**	1,087
Deferred tax attributable to shareholders' profits on long term business	**89**	36	**1,405**	445
Adjustment for adoption of FRS 19	**–**	41	**–**	507
Total tax on profit on ordinary activities	**224**	319	**3,535**	3,948
The tax charge is analysed as follows:				
Operating profit	**195**	250	**3,082**	3,094
Short term fluctuations	**3**	55	**47**	683
Investment in Dimension Data Holdings plc	**(11)**	14	**(171)**	171
Nedcor restructuring and integration costs	**(1)**	–	**(23)**	–
Non-operating losses on disposal of businesses	**38**	–	**600**	–
	224	319	**3,535**	3,948

15(c) Reconciliation of tax charge				
Tax at UK rate of 30.0% (2001: 30.0%) on profit on ordinary activities before tax	**128**	24	**2,011**	299
Untaxed and low taxed income (including tax exempt investment return)	**(64)**	(118)	**(1,010)**	(1,462)
Disallowable expenditure	**128**	418	**2,021**	5,175
STC	**3**	23	**47**	285
Movement in deferred tax	**(106)**	(165)	**(1,674)**	(2,045)
Other	**29**	(28)	**463**	(343)
Current tax charge	**118**	154	**1,858**	1,909

Comparative amounts have been restated to reflect the adoption of FRS 19 "Deferred tax" as set out in note 1.

16 PROFIT FOR THE FINANCIAL YEAR

As permitted by section 230(4) of the Companies Act 1985, no profit and loss account is presented for the parent Company. The Company's loss for the financial year was £59 million (R931 million) (2001: £94 million (R1,165 million)).

17 ACQUISITIONS AND DISPOSALS / NON-OPERATING ITEMS

17(a) Acquisitions

(i) BoE Limited (BoE)

On 2 July 2002, the Group's banking subsidiary, Nedcor Limited, acquired 100% of the net assets of BoE, a South African banking business for a total consideration of £485 million (R7,697 million). This consideration comprised 10.4 million Nedcor Limited ordinary shares valued at £84 million (R1,339 million), cash payments of £391 million (R6,199 million) and additional costs directly associated with the acquisition of £10 million (R159 million).

The table below shows the fair value of the banking assets and liabilities acquired.

				£m	Rm
	Book value on acquisition	Provisional fair value adjustments	Accounting policy alignments	Provisional fair value to Group	Provisional fair value to Group
Goodwill	55	(55)	–	–	–
Cash and balances at central banks	114	–	1	115	1,833
Treasury bills and other eligible bills	199	(2)	–	197	3,114
Loans and advances to banks	109	–	–	109	1,723
Loans and advances to customers	2,326	(24)	(21)	2,281	36,162
Other investment securities	715	(2)	1	714	11,323
All other assets	393	–	12	405	6,414
Deposits by banks	(580)	–	–	(580)	(9,195)
Customer accounts	(1,937)	–	(4)	(1,941)	(30,761)
All other liabilities	(1,017)	(6)	(6)	(1,029)	(16,285)
Net assets acquired	377	(89)	(17)	271	4,328
Consideration satisfied by:					
Cash				391	6,199
Ordinary shares				84	1,339
Acquisition costs				10	159
				485	7,697
Goodwill arising on acquisition				214	3,369

Provisional fair value adjustments

The fair value adjustments relate to the revaluation of BoE assets and liabilities at the date of acquisition and accounting policy alignments between BoE and Nedcor Limited. Adjustments in respect of treasury bills and other eligible bills include impairment of banking bonds. Loans and advances to customers have been adjusted to reflect additional provisions against specific banking book assets. Other liabilities include a provision against an onerous lease.

Pre-acquisition performance

The following table shows the profit and loss accounts of BoE from the beginning of its financial year, 1 October 2001, to the date of acquisition, and for the previous financial year ended 30 September 2001.

	£m		Rm	
	1 October 2001 to 1 July 2002	1 October 2000 to 30 September 2001	**1 October 2001 to 1 July 2002**	1 October 2000 to 30 September 2001
Total operating income	**199**	329	**3,148**	4,033
(Loss) / profit on ordinary activities before tax	**(57)**	36	**(897)**	443
Tax	**(5)**	(13)	**(81)**	(160)
(Loss) / profit on ordinary activities after tax	**(62)**	23	**(978)**	283

Post-acquisition performance

From the date of acquisition to 31 December 2002, BoE contributed £114 million (R1,797 million) to banking operating income, £23 million (R359 million) to operating profit before tax and minority interests and £269 million (R4,243 million) to the Group's operating cash flow.

17 ACQUISITIONS AND DISPOSALS / NON-OPERATING ITEMS continued

17(a) Acquisitions continued

(ii) Nedcor Investment Bank Holdings Limited (NIB)
In October 2002, Nedcor Limited acquired the 11.6% of the share capital of Nedcor Investment Bank Holdings Limited that the Group did not already own. The consideration paid, net of costs, was £43 million (R685 million) and the goodwill arising was £17 million (R274 million).

(iii) Franklin Templeton Nedcor Investment Bank Asset Management Limited
With effect from 1 October 2002, Nedcor Investment Bank Holdings Limited acquired the remaining 50% of Franklin Templeton Nedcor Investment Bank Asset Management Limited. The consideration paid was £11 million (R180 million) and the goodwill arising was £9 million (R150 million).

(iv) Other
Other acquisitions made by the US asset management business during the year gave rise to additional goodwill of £5 million (R79 million).

17(b) Disposals / Non-operating items

(i) Summary
The following gains and losses on the disposal of business operations have been disclosed as non-operating. There were no non-operating items during 2001.

	Notes	£m Year to 31 December 2002	Rm Year to 31 December 2002
United States – asset management affiliates	17(b)(ii)	35	558
United Kingdom – asset management subsidiaries	17(b)(iii)	(61)	(963)
Rest of World – Old Mutual International (Isle of Man) Limited	17(b)(iv)	20	317
Loss on disposal before tax		(6)	(88)
Tax – United States asset management affiliates		(38)	(600)
Loss on disposal after tax		(44)	(688)

(ii) United States – asset management affiliates
Following the acquisition of United Asset Management in September 2000, the Group has rationalised the affiliates held. Disposals during the year were NWQ Investment Management Company Inc., C.S.McKee & Company Inc., Suffolk Capital Management, J.R.Senecal & Associates Investment Counsel and Fiduciary Management Associates. The total consideration received was £125 million (R1,724 million). The total profit before tax on disposal was £35 million (R558 million) after charging goodwill attributable to the businesses of £71 million (R981 million) and the associated tax charge was £38 million (R600 million).

(iii) United Kingdom – asset management subsidiaries
The Group disposed of GNI Holdings Limited in November 2002 and Old Mutual Securities Limited and King & Shaxson Bond Brokers Limited in December 2002 for a total cash consideration of £106 million (R1,674 million). Provisions have been established in relation to the businesses sold of £28 million (R387 million). A loss on disposal of £61 million (R963 million) has been incurred after charging goodwill attributable to the businesses of £54 million (R746 million). In respect of Old Mutual Securities Limited, deferred consideration is to be determined on an earn out basis over three years. In determining the loss on disposal, no amount has been included for deferred consideration.

(iv) Rest of World – Old Mutual International (Isle of Man) Limited
In January 2002, Old Mutual International (Isle of Man) Limited, an offshore life assurance business and a 100% subsidiary of the Group, was sold for a cash consideration of £36 million (R574 million), resulting in a profit on disposal of £20 million (R317 million) and no tax was payable.

18 GOODWILL

	Notes	£m At 31 December 2002	£m At 31 December 2001	Rm At 31 December 2002	Rm At 31 December 2001
At beginning of year		**1,580**	2,279	**27,537**	25,786
Additions arising on acquisitions in the period	17(a)	**245**	174	**3,872**	2,122
Adjustments in respect of prior year acquisitions		**5**	2	**79**	25
Disposals	17(b)	**(125)**	(10)	**(1,727)**	(174)
Impairment loss		**–**	(500)	**–**	(6,196)
Pilgrim Baxter & Associates revenue share adjustments		**101**	(241)	**1,604**	(4,200)
Amortisation for the year		**(107)**	(113)	**(1,689)**	(1,400)
Foreign exchange and other movements		**(101)**	(11)	**(7,601)**	11,574
At end of year		**1,598**	1,580	**22,075**	27,537
Analysed between:					
Life assurance		**84**	76	**1,160**	1,325
Asset management		**1,187**	1,412	**16,397**	24,609
General insurance		**12**	10	**166**	174
Banking		**315**	82	**4,352**	1,429
		1,598	1,580	**22,075**	27,537

Adjustments in respect of prior year acquisitions

Adjustments have been made to goodwill of £67 million (R785 million) that arose on the acquisition in July 2001 of Fidelity & Guaranty Life Insurance Company. The addition to goodwill of £21 million (R332 million), net of tax, reflects a revision to the original estimate of the costs involved in exiting an onerous contract.

In addition, the adjustments in respect of prior year acquisitions includes a credit of £16 million (R253 million) which reflects the latest estimate of the deferred consideration payable for the purchase of revenue shares of certain affiliates combined with the effect of disposing of affiliates held for resale at values in excess of the original estimated carrying amount. The ultimate costs of purchasing these revenue shares will remain uncertain as they are dependent upon future events and hence are subject to adjustment in future years.

Impairment loss

The impairment loss in the prior year arose from a review of the carrying value of the Group's UK private client and US asset management businesses. As a result of this exercise, the Group reduced the carrying value of its unamortised goodwill by £500 million (R6,196 million), reflecting the impact of declining equity markets. A further review was undertaken as at 31 December 2002 which supports the existing carrying value of the goodwill.

Pilgrim Baxter & Associates revenue share adjustments

During 2001, a reduction to goodwill of £241 million (R4,200 million), net of tax, reflected the expiry on 31 December 2001 of the Group's option to purchase the remaining revenue share from Pilgrim Baxter. On 14 March 2002, the Group negotiated terms for the purchase of the remaining revenue share which comprised a combination of fixed instalments and a variable earn-out depending upon profit growth. An adjustment has been made to goodwill of £101 million (R1,604 million), which represents the best estimate of the total obligation.

Amortisation for the year

The goodwill amortisation charge for the period of £120 million (R1,895 million) (2001: £132 million (R1,636 million)) comprises £107 million (R1,689 million) (2001: £113 million (R1,400 million)) disclosed above and £13 million (R206 million) (2001: £19 million (R236 million)) shown within interest in associated undertakings (note 27).

19 LAND AND BUILDINGS

	£m		Rm	
	At 31 December 2002	At 31 December 2001	**At 31 December 2002**	At 31 December 2001
Insurance and other assets				
Market value				
At beginning of year	**586**	831	**10,213**	9,403
Net (disposals)/additions	**(15)**	35	**(237)**	434
Market value movements	**(62)**	51	**(979)**	632
Foreign exchange and other movements	**91**	(331)	**(709)**	(256)
At end of year	**600**	586	**8,288**	10,213
Freehold	**600**	577	**8,288**	10,056
Long and short leasehold	**–**	9	**–**	157
	600	586	**8,288**	10,213
Market value of land and buildings occupied for own use	**–**	73	**–**	1,272
Cost				
Freehold	**491**	393	**6,783**	6,849
Long and short leasehold	**–**	11	**–**	192
	491	404	**6,783**	7,041
Cost of land and buildings occupied for own use	**–**	54	**–**	941
Banking				
Cost				
At beginning of year	**80**	102	**1,392**	1,154
Additions from acquired operations	**28**	–	**442**	–
Net additions	**5**	21	**79**	260
Foreign exchange and other movements	**25**	(43)	**(10)**	(22)
At end of year	**138**	80	**1,903**	1,392
Accumulated depreciation	**(7)**	–	**(97)**	–
Net book value	**131**	80	**1,806**	1,392
Freehold	**125**	78	**1,727**	1,357
Long and short leasehold	**6**	2	**79**	35
	131	80	**1,806**	1,392
Net book value of land and buildings occupied for own use	**109**	80	**1,506**	1,392
Market value				
Freehold	**144**	121	**1,989**	2,109
Long and short leasehold	**5**	2	**69**	35
	149	123	**2,058**	2,144
Market value of land and buildings occupied for own use	**126**	123	**1,741**	2,144

20 INSURANCE AND OTHER ASSETS – OTHER FINANCIAL INVESTMENTS

	£m		Rm	
	At 31 December 2002	At 31 December 2001	At 31 December 2002	At 31 December 2001
Market value				
Shares and other variable yield securities and units in unit trusts	**6,742**	6,641	**93,135**	115,743
Debt securities and other fixed income securities	**10,301**	8,504	**142,299**	148,213
Other loans	**376**	412	**5,194**	7,181
Deposits with credit institutions	**961**	1,031	**13,275**	17,969
Other investments	**522**	126	**7,211**	2,195
	18,902	16,714	**261,114**	291,301
Market value of other financial investments listed on recognised stock exchanges included above	**15,292**	7,866	**211,245**	137,094
Cost				
Shares and other variable yield securities and units in unit trusts	**5,632**	6,823	**77,801**	118,915
Debt securities and other fixed income securities	**9,705**	7,965	**134,066**	138,819
Other loans	**374**	398	**5,166**	6,937
Deposits with credit institutions	**941**	959	**12,999**	16,714
Other investments	**455**	109	**6,285**	1,900
	17,107	16,254	**236,317**	283,285
Assets held to cover linked liabilities				
Market value	**4,317**	4,415	**59,635**	76,947
Cost	**4,044**	2,942	**55,864**	51,275

21 DEBTORS

	£m		Rm	
21(a) Debtors arising from direct insurance operations	At 31 December 2002	At 31 December 2001	At 31 December 2002	At 31 December 2001
Amounts owed by policyholders	**35**	23	**483**	401
Amounts owed by intermediaries	**68**	36	**939**	627
Outstanding securities realised	**9**	32	**124**	558
Other	**67**	56	**926**	976
	179	147	**2,472**	2,562

	£m		Rm	
21(b) Other debtors	At 31 December 2002	At 31 December 2001	At 31 December 2002	At 31 December 2001
Outstanding securities realised	**9**	138	**124**	2,405
Tax recoverable	**–**	4	**–**	70
Secured stock borrowing	**–**	5,817	**–**	101,388
Securities purchased under agreements to resell	**–**	645	**–**	11,236
Other	**229**	1,420	**3,163**	24,748
	238	8,024	**3,287**	139,847

The movement in other debtors reflects the disposal of GNI Holdings Limited.

22 TANGIBLE FIXED ASSETS

	£m		Rm	
	At 31 December 2002	At 31 December 2001	**At 31 December 2002**	At 31 December 2001
Insurance and other assets				
Computer and other equipment, fixtures and vehicles				
Cost				
At beginning of year	**185**	209	**3,224**	2,365
Acquired operations	**–**	65	**–**	805
Disposed operations	**(35)**	–	**(553)**	–
Additions	**57**	3	**900**	37
Disposals	**(40)**	(52)	**(632)**	(644)
Foreign exchange and other movements	**34**	(40)	**(162)**	661
At end of year	**201**	185	**2,777**	3,224
Accumulated depreciation				
At beginning of year	**(83)**	(108)	**(1,446)**	(1,222)
Disposed operations	**22**	–	**347**	–
Charge for year	**(27)**	(41)	**(426)**	(508)
Disposals	**12**	38	**189**	471
Foreign exchange and other movements	**(28)**	28	**(101)**	(187)
At end of year	**(104)**	(83)	**(1,437)**	(1,446)
Net book value				
At end of year	**97**	102	**1,340**	1,778
Banking				
Computer and other equipment, fixtures and vehicles				
Cost				
At beginning of year	**205**	225	**3,573**	2,546
Acquired operations	**85**	–	**1,342**	–
Additions	**87**	81	**1,374**	1,004
Disposals	**(26)**	(24)	**(410)**	(297)
Foreign exchange and other movements	**3**	(77)	**(989)**	320
At end of year	**354**	205	**4,890**	3,573
Accumulated depreciation				
At beginning of year	**(94)**	(132)	**(1,638)**	(1,494)
Acquired operations	**(59)**	–	**(931)**	–
Charge for year	**(32)**	(32)	**(518)**	(397)
Disposals	**19**	22	**300**	273
Foreign exchange and other movements	**(30)**	48	**79**	(20)
At end of year	**(196)**	(94)	**(2,708)**	(1,638)
Net book value				
At end of year	**158**	111	**2,182**	1,935

23 PRESENT VALUE OF ACQUIRED IN-FORCE BUSINESS

	£m		Rm	
	At 31 December 2002	At 31 December 2001	**At 31 December 2002**	At 31 December 2001
Cost				
At beginning of year	**341**	–	**5,949**	–
Arising on acquisition of Fidelity & Guaranty Life Insurance Company	**–**	337	**–**	4,465
Foreign exchange and other movements	**(34)**	4	**(1,708)**	1,484
At end of year	**307**	341	**4,241**	5,949
Amortisation for the year				
At beginning of year	**(16)**	–	**(285)**	–
Amortisation for the year	**(41)**	(15)	**(647)**	(186)
Foreign exchange and other movements	**5**	(1)	**214**	(99)
At end of year	**(52)**	(16)	**(718)**	(285)
Net book value	**255**	325	**3,523**	5,664

24 OTHER ASSETS

		£m		Rm	
	Notes	**At 31 December 2002**	At 31 December 2001	**At 31 December 2002**	At 31 December 2001
Insurance and other assets					
Deferred tax asset	24(a)	**323**	278	**4,462**	4,845
Other		**55**	30	**760**	523
		378	308	**5,222**	5,368
Banking					
Customer indebtedness for acceptances		**81**	56	**1,119**	976
Deferred tax asset	24(c)	**50**	5	**691**	87
Derivative contracts – positive value	47(e)	**1,928**	–	**26,634**	–
Other		**36**	1	**497**	17
		2,095	62	**28,941**	1,080

Other assets include £1,928 million (R26,364 million) which reflects the positive value of on-balance sheet trading derivative instruments at 31 December 2002. The negative value of these contracts is included within other liabilities. The comparative amounts are included in note 47(e).

24 OTHER ASSETS continued

24(a) Deferred tax asset – insurance and other assets	£m At 31 December 2002	£m At 31 December 2001	Rm At 31 December 2002	Rm At 31 December 2001
At beginning of year	**278**	320	**4,845**	3,621
Additions from acquired operations	**31**	106	**489**	1,314
Disposed operations	**(24)**	–	**(379)**	–
Net charge for the year	**(21)**	(34)	**(332)**	(422)
Foreign exchange and other movements	**59**	(114)	**(161)**	332
At end of year	**323**	278	**4,462**	4,845
The deferred tax asset arises as a result of:				
Insurance funds	**50**	29	**691**	505
Unrelieved tax losses	**20**	6	**276**	105
Accelerated capital allowances	**85**	109	**1,174**	1,900
Short term timing differences	**168**	134	**2,321**	2,335
	323	278	**4,462**	4,845

A recovery of £163 million (R2,251 million) of the total deferred tax asset above is dependent upon future taxable profits.

24(b) Deferred tax asset, unrecognised – insurance and other assets	£m At 31 December 2002	£m At 31 December 2001	Rm At 31 December 2002	Rm At 31 December 2001
Unrelieved tax losses	**43**	35	**594**	610
Accelerated capital allowances	**1**	3	**14**	52
Short term timing differences	**3**	14	**41**	244
	47	52	**649**	906

The unrecognised deferred tax assets will be recognised when appropriate taxable profits are reasonably expected to arise in the relevant jurisdictions.

24(c) Deferred tax asset – banking	£m At 31 December 2002	£m At 31 December 2001	Rm At 31 December 2002	Rm At 31 December 2001
At beginning of year	**5**	14	**87**	84
Additions from acquired operations	**31**	–	**489**	–
Net credit/(charge) for the year	**3**	(1)	**47**	(12)
Foreign exchange and other movements	**11**	(8)	**68**	15
At end of year	**50**	5	**691**	87
The deferred tax asset comprises:				
Unrelieved tax losses	**19**	5	**262**	87
Short term timing differences	**9**	–	**124**	–
Other timing differences	**22**	–	**305**	–
	50	5	**691**	87

There were no unrecognised banking deferred tax assets at 31 December 2002 (2001: nil).

25 DEFERRED ACQUISITION COSTS

	£m		Rm	
	At 31 December 2002	At 31 December 2001	**At 31 December 2002**	At 31 December 2001
Cost				
At beginning of year	**66**	–	**1,147**	–
Arising on policies written during the year	**256**	61	**4,042**	820
Foreign exchange and other movements	**(19)**	5	**(1,003)**	327
At end of year	**303**	66	**4,186**	1,147
Amortisation				
At beginning of year	**–**	–	**3**	–
Amortisation for the year	**(18)**	(1)	**(284)**	(12)
Foreign exchange and other movements	**(1)**	1	**19**	15
At end of year	**(19)**	–	**(262)**	3
Net book value	**284**	66	**3,924**	1,150

26 BANKING ASSETS

	£m		Rm	
26(a) Treasury bills and other eligible bills	**At 31 December 2002**	At 31 December 2001	**At 31 December 2002**	At 31 December 2001
Investment securities				
Treasury bills and similar securities	**670**	430	**9,255**	7,494
Other eligible bills	**253**	216	**3,495**	3,765
	923	646	**12,750**	11,259
Other securities	**162**	7	**2,237**	113
	1,085	653	**14,987**	11,372
The movement in the book value of treasury bills and other eligible bills held for investment purposes was as follows:				
At beginning of year	**646**	430	**11,259**	4,865
Additions from acquired operations	**181**	–	**2,494**	–
Additions	**456**	783	**7,203**	9,707
Disposals	**(412)**	(412)	**(6,505)**	(5,109)
Foreign exchange and other movements	**52**	(155)	**(1,701)**	1,796
At end of year	**923**	646	**12,750**	11,259

Investment securities are those intended for use on a continuing basis in the activities of the Group and not for dealing purposes. The market value of treasury bills and other eligible bills at 31 December 2002 was £883 million (R12,189 million) (2001: £663 million (R11,559 million)).

	£m		Rm	
26(b) Loans and advances to banks	**At 31 December 2002**	At 31 December 2001	**At 31 December 2002**	At 31 December 2001
Remittances in transit	**3**	4	**41**	70
Other loans and advances to banks	**1,225**	645	**16,922**	11,243
Total loans and advances to banks	**1,228**	649	**16,963**	11,313

All loans and advances to banks are repayable within one year.

26 BANKING ASSETS continued

26(c) Loans and advances to customers	Notes	£m At 31 December 2002	£m At 31 December 2001	Rm At 31 December 2002	Rm At 31 December 2001
Advances secured on residential properties		**3,732**	2,321	**51,554**	40,452
Leases and instalment debtors		**1,783**	1,003	**24,631**	17,481
Factoring accounts		**29**	21	**401**	366
Preference shares and debentures		**376**	262	**5,194**	4,566
Other loans and overdrafts		**6,263**	4,329	**86,518**	75,448
Loans granted under resale agreements		**379**	–	**5,236**	–
Other		**766**	157	**10,580**	2,730
Total loans and advances before provisions	26(e)	**13,328**	8,093	**184,114**	141,043
Provision for bad and doubtful debts	26(d)	**(474)**	(296)	**(6,548)**	(5,159)
Loans and advances to customers after provisions		**12,854**	7,797	**177,566**	135,884
Maturity profile					
Repayable on demand or at short notice		**3,541**	1,668	**48,913**	29,071
Three months or less but not repayable on demand or at short notice		**1,050**	5	**14,502**	87
One year or less but over three months		**1,057**	428	**14,600**	7,459
Five years or less but over one year		**3,944**	3,474	**54,492**	60,541
Over five years		**3,736**	2,518	**51,607**	43,885
Provision for bad and doubtful debts		**(474)**	(296)	**(6,548)**	(5,159)
Loans and advances to customers after provisions		**12,854**	7,797	**177,566**	135,884

26(d) Loans and advances to customers – provision for bad and doubtful debts	£m At 31 December 2002	£m At 31 December 2001	Rm At 31 December 2002	Rm At 31 December 2001
Non-performing loans				
Value of non-performing loans before specific provisions	**579**	400	**7,998**	6,971
Specific provisions	**(350)**	(201)	**(4,835)**	(3,503)
Value of non-performing loans after specific provisions	**229**	199	**3,163**	3,468
Specific provisions				
At beginning of year	**201**	272	**3,503**	3,079
Additions from acquired operations	**76**	–	**1,200**	–
Charge to profit and loss account	**118**	63	**1,863**	781
Amounts written off in year	**(140)**	(121)	**(2,210)**	(1,499)
Recoveries of advances written off in previous years	**15**	22	**237**	273
Foreign exchange and other movements	**80**	(35)	**242**	869
At end of year	**350**	201	**4,835**	3,503
General provisions				
At beginning of year	**95**	89	**1,656**	1,006
Additions from acquired operations	**30**	–	**467**	–
(Credit)/charge to profit and loss account	**(30)**	55	**(473)**	682
Foreign exchange and other movements	**29**	(49)	**63**	(32)
At end of year	**124**	95	**1,713**	1,656
Total provision for bad and doubtful debts	**474**	296	**6,548**	5,159

26 BANKING ASSETS continued

26(e) Loans and advances to customers – concentrations of exposure	£m At 31 December 2002	£m At 31 December 2001	Rm At 31 December 2002	Rm At 31 December 2001
Loans and advances before provisions				
Individuals	**5,527**	3,443	**76,351**	60,007
Manufacturing	**1,131**	694	**15,624**	12,095
Asset management, insurance and real estate	**3,508**	1,575	**48,460**	27,450
Other industries	**3,162**	2,381	**43,679**	41,491
Loans and advances to customers before provisions	**13,328**	8,093	**184,114**	141,043
Specific provisions				
Individuals	**15**	49	**207**	854
Manufacturing	**3**	7	**41**	122
Asset management, insurance and real estate	**91**	20	**1,257**	349
Other industries	**241**	125	**3,330**	2,178
Specific provisions against loans and other advances to customers	**350**	201	**4,835**	3,503

26(f) Debt securities	£m At 31 December 2002	£m At 31 December 2001	Rm At 31 December 2002	Rm At 31 December 2001
Book value				
Investment securities				
Government securities	**708**	573	**9,780**	10,001
Other public sector securities	**61**	66	**843**	1,149
Private sector securities	**144**	–	**1,989**	–
	913	639	**12,612**	11,150
Other securities				
Government securities	**141**	69	**1,938**	1,203
Other public sector securities	**7**	16	**97**	279
Private sector securities	**–**	1	**–**	16
	148	86	**2,035**	1,498
	1,061	725	**14,647**	12,648

The market value of debt securities at 31 December 2002 was £1,070 million (R14,775 million) (2001: £728 million (R12,692 million)).

	£m 2002	£m 2001	Rm 2002	Rm 2001
Maturity profile – book value				
Due within one year	**127**	133	**1,754**	2,318
Due one year and over	**934**	592	**12,893**	10,330
	1,061	725	**14,647**	12,648
Investment securities analysed by listing status				
Listed	**898**	622	**12,405**	10,854
Unlisted	**15**	17	**207**	296
	913	639	**12,612**	11,150
The movement in the book value of debt securities held for investment purposes was as follows:				
At beginning of year	**639**	393	**11,150**	4,447
Additions	**1,375**	660	**21,708**	8,179
Disposals	**(1,242)**	(364)	**(19,608)**	(4,511)
Foreign exchange movements	**141**	(50)	**(638)**	3,035
At end of year	**913**	639	**12,612**	11,150

26 BANKING ASSETS continued

26(g) Equity securities	£m At 31 December 2002	£m At 31 December 2001	Rm At 31 December 2002	Rm At 31 December 2001
Book value				
Investment securities				
Listed on recognised investment exchanges	**446**	109	**6,161**	1,899
Unlisted	**519**	116	**7,170**	2,022
	965	225	**13,331**	3,921
Market value				
Investment securities				
Listed on recognised investment exchanges	**447**	111	**6,175**	1,935
Unlisted	**517**	121	**7,142**	2,109
	964	232	**13,317**	4,044
The movement in the book value of equity securities held for investment purposes was as follows:				
At beginning of year	**225**	624	**3,921**	7,061
Additions from acquired operations	**715**	–	**11,285**	–
Net disposals	**(51)**	(254)	**(805)**	(3,148)
Foreign exchange and other movements	**76**	(145)	**(1,070)**	8
At end of year	**965**	225	**13,331**	3,921

27 INTEREST IN ASSOCIATED UNDERTAKINGS

	£m At 31 December 2002	£m At 31 December 2001	Rm At 31 December 2002	Rm At 31 December 2001
At beginning of year	**118**	207	**2,057**	2,343
Share of associated undertakings' retained profit	**7**	9	**111**	112
Net disposal of interests	**–**	(42)	**–**	(520)
Goodwill on acquisition	**3**	–	**47**	–
Goodwill amortisation	**(13)**	(19)	**(206)**	(236)
Foreign exchange and other movements	**9**	(37)	**(296)**	358
At end of year	**124**	118	**1,713**	2,057

28 EQUITY SHAREHOLDERS' FUNDS

	£m	
	At 31 December 2002	At 31 December 2001
Authorised		
6,000,000,000 ordinary shares of 10p each	**600**	600

The movement in consolidated equity shareholders' funds for the year is shown below.

Allotted, called up and fully paid shares of 10p each	Number of shares m	Share capital	Share premium	Merger reserve	Profit and loss	Total
						£m
Year to 31 December 2002						
Opening equity shareholders' funds	**3,744**	**374**	**516**	**184**	**1,396**	**2,470**
Issue of new capital	**38**	**4**	**35**	**–**	**–**	**39**
Shares issued under option schemes	**1**	**–**	**1**	**–**	**–**	**1**
Retained loss for the financial year	**–**	**–**	**–**	**–**	**(19)**	**(19)**
Foreign exchange and other movements	**–**	**–**	**–**	**–**	**295**	**295**
Closing equity shareholders' funds	**3,783**	**378**	**552**	**184**	**1,672**	**2,786**
Year to 31 December 2001						
Opening equity shareholders' funds	3,551	355	511	–	2,752	3,618
Shares issued on acquisition of Fidelity & Guaranty Life Insurance Company	190	19	–	184	–	203
Shares issued under option schemes	3	–	5	–	–	5
Retained loss for the financial year	–	–	–	–	(395)	(395)
Amounts taken directly to reserves	–	–	–	–	3	3
Foreign exchange and other movements	–	–	–	–	(964)	(964)
Closing equity shareholders' funds	3,744	374	516	184	1,396	2,470

	Number of shares m	Share capital	Share premium	Merger reserve	Profit and loss	Total
						Rm
Year to 31 December 2002						
Opening equity shareholders' funds	**3,744**	**6,517**	**8,993**	**3,205**	**24,330**	**43,045**
Issue of new capital	**38**	**63**	**556**	**–**	**–**	**619**
Shares issued under option schemes	**1**	**–**	**16**	**–**	**–**	**16**
Retained loss for the financial year	**–**	**–**	**–**	**–**	**(84)**	**(84)**
Foreign exchange and other movements	**–**	**(1,358)**	**(1,940)**	**(663)**	**(1,149)**	**(5,110)**
Closing equity shareholders' funds	**3,783**	**5,222**	**7,625**	**2,542**	**23,097**	**38,486**
Year to 31 December 2001						
Opening equity shareholders' funds	3,551	4,017	5,782	–	31,138	40,937
Shares issued on acquisition of Fidelity & Guaranty Life Insurance Company	190	252	–	2,438	–	2,690
Shares issued under option schemes	3	–	61	–	–	61
Retained loss for the financial year	–	–	–	–	(5,377)	(5,377)
Amounts taken directly to reserves	–	–	–	–	37	37
Foreign exchange and other movements	–	2,248	3,150	767	(1,468)	4,697
Closing equity shareholders' funds	3,744	6,517	8,993	3,205	24,330	43,045

28 EQUITY SHAREHOLDERS' FUNDS continued

All ordinary shares in issue carry the same right to receive dividends and other distributions paid by the Company, except for certain shares held by Employee Share Ownership Plans (ESOPs), where dividends have been waived. The book value of Old Mutual plc shares held by ESOPs at 31 December 2002 was £115 million (R1,589 million) (2001: £85 million; R1,481 million).

On 28 September 2001, Old Mutual plc issued 190 million new ordinary shares valued at £203 million (R2,690 million). These shares were used to satisfy in part the purchase consideration of £431 million (R5,711 million) for Fidelity & Guaranty Life Company. The premium of £184 million (R2,438 million) on these shares has been credited to a merger reserve on consolidation in accordance with Section 131 of the Companies Act 1985. This amount has been deducted from investments in group undertakings in the individual company accounts of Old Mutual plc.

On demutualisation, the Company issued free shares to the existing members of the original society and, in addition, issued 37 million free shares to a nominee company, incorporated in South Africa, where they were held in trust pending their use in correcting any errors made when allocating free shares to qualifying members. Under the terms of the demutualisation agreement, 18 months after demutualisation any free shares issued to the nominee company remaining in trust and not allocated to qualifying members were to be sold in the market and the proceeds paid to Old Mutual plc. In accordance with the Scheme of Demutualisation, 25 million shares were sold in 2000. Certain allocations were still in the process of being finalised, and the Company considered it appropriate to sell some of the remaining shares during 2001 and 2002. As these proceeds represent external funds passing to the Company, they are treated as distributable reserves and reflected as a movement in reserves.

29 COMPANY RESERVES – PROFIT AND LOSS ACCOUNT

	£m		Rm	
	Year to 31 December 2002	Year to 31 December 2001	**Year to 31 December 2002**	Year to 31 December 2001
At beginning of year	**532**	660	**9,275**	7,468
Retained loss for the year	**(129)**	(160)	**(2,037)**	(1,983)
Foreign exchange movements taken directly to reserves	**16**	29	**(1,451)**	3,753
Other amounts taken directly to reserves	**–**	3	**–**	37
At end of year	**419**	532	**5,787**	9,275

Distributable reserves of the Company at 31 December 2002 were £419 million (R5,787 million) (2001: £532 million (R9,275 million)).

30 MINORITY INTERESTS

	£m		Rm	
30(a) Equity interests	**Year to 31 December 2002**	Year to 31 December 2001	**Year to 31 December 2002**	Year to 31 December 2001
At beginning of year	**565**	1,013	**9,847**	11,458
Minority interests' share of profit	**44**	26	**695**	322
Minority interests' share of dividends paid	**(43)**	(82)	**(679)**	(1,016)
Net acquistion / (disposal) of interests	**106**	(38)	**1,674**	(471)
Foreign exchange and other movements	**111**	(354)	**(721)**	(446)
At end of year	**783**	565	**10,816**	9,847

30 MINORITY INTERESTS continued

30(b) Non-equity interests	£m Year to 31 December 2002	£m Year to 31 December 2001	Rm Year to 31 December 2002	Rm Year to 31 December 2001
At beginning of year	–	–	–	–
Preference shares issued by subsidiary	**126**	–	**1,992**	–
Foreign exchange movements	**18**	–	–	–
At end of year	**144**	–	**1,992**	–

During 2002, Nedbank Limited, a banking subsidiary of the Group, issued 200 million R10 preference shares. After costs, the net proceeds of this issue were £126 million (R1,992 million). These shares are non-redeemable and non-cumulative and pay a cash dividend equivalent to 75% of the prime overdraft interest rate of Nedbank. Preference shareholders are only entitled to vote during periods when a dividend or any part of it remains unpaid after the due date for payment and when resolutions are proposed that directly affect any rights attaching to the shares or the rights of the holders. Preference shareholders will be entitled to receive their dividends in priority to any payment of dividends made in respect of any other class of shares.

31 SUBORDINATED LIABILITIES

	£m At 31 December 2002	£m At 31 December 2001	Rm At 31 December 2002	Rm At 31 December 2001
Insurance and other liabilities				
Subordinated debt instruments are repayable:				
Less than two years	**18**	4	**249**	69
Between two and five years	–	18	–	314
	18	22	**249**	383
Insurance and other subordinated debt instruments of the Group are as follows:				
Subordinated liabilities repaid during the year	–	3	–	52
£0.8 million repayable 31 July 2003 (base rate plus 2.0%)	**1**	1	**14**	17
$27.1 million repayable during 2004 (6.0%)	**17**	18	**235**	314
	18	22	**249**	383
Banking				
Subordinated debt instruments are repayable:				
Less than two years	**10**	62	**138**	1,066
Over five years	**511**	158	**7,059**	2,763
	521	220	**7,197**	3,829
Banking subordinated debt instruments of the Group are as follows:				
Subordinated liabilities repaid during the year	–	54	–	930
R140 million repayable 15 May 2003 (14.0%)	**10**	8	**140**	140
US$40 million repayable 17 April 2008 (5.0%)	**25**	28	**346**	478
R239 million repayable 4 December 2008 (14.0%)	**17**	–	**239**	–
US$18 million repayable 31 August 2009 (5.0%)	**12**	12	**154**	216
R2,063 million repayable 20 September 2011 (11.3%)	**149**	118	**2,063**	2,063
R4,253 million repayable 9 July 2012 (13.0%)	**308**	–	**4,253**	–
R2 million repayable 30 November 2029 (16.0%)	–	–	**2**	2
	521	220	**7,197**	3,829

Nedcor Bank Limited has the option to elect for redemption of the £149 million (R2,063 million) debt listed above on 20 September 2006, subject to regulatory consent.

32 TECHNICAL PROVISIONS

	£m			Rm		
	Gross	Reinsurance	Net	Gross	Reinsurance	Net
At 31 December 2002						
Provision for unearned premiums	**79**	**(21)**	**58**	**1,091**	**(290)**	**801**
Long term business technical provision	**17,241**	**(305)**	**16,936**	**238,169**	**(4,213)**	**233,956**
Claims outstanding – long term business	**173**	**(8)**	**165**	**2,390**	**(111)**	**2,279**
Claims outstanding – general business	**162**	**(36)**	**126**	**2,238**	**(497)**	**1,741**
	17,655	**(370)**	**17,285**	**243,888**	**(5,111)**	**238,777**
At 31 December 2001						
Provision for unearned premiums	54	(9)	45	941	(157)	784
Long term business technical provision	14,154	(421)	13,733	246,684	(7,337)	239,347
Claims outstanding – long term business	156	(11)	145	2,719	(192)	2,527
Claims outstanding – general business	116	(22)	94	2,022	(383)	1,639
	14,480	(463)	14,017	252,366	(8,069)	244,297

South Africa

Valuation methods and assumptions

The valuation was performed using the "Financial Soundness Valuation" method, in keeping with the applicable professional guidance notes issued by the Actuarial Society of South Africa ("ASSA"). This means that the assumptions used for valuing liabilities are based on realistic expectations of future experience, plus prescribed margins for prudence and further "second-tier" margins to ensure that profits are released appropriately over the term of each policy. The assets and liabilities have been valued on bases that are consistent with each other.

Certain individual life mortality assumptions have been revised reflecting on-going favourable experience. The reserve for investment guarantees that may apply on maturity in future has been increased.

Where applicable, allowance has been made for bonuses already declared, as well as future bonuses still to be declared at rates consistent with the assumed valuation interest rates. These bonuses include both vested bonuses and non-vested (terminal) bonuses.

The valuation is sensitive to the rate of interest used to discount the liabilities, assumed future mortality experience of policyholders and the level of second-tier margins.

The principal assumptions used at 31 December 2002 and 31 December 2001 for the long term business are set out below.

	Rates of interest (gross of tax and charges)	Mortality tables used
Non-profit annuities	Discounted on appropriate spot yield curve	RMV92 with CMI improvements (adjusted for own experience)
With-profit annuities	Interest rate on which premiums were based	PA90 (adjusted in line with own experience)
Assurances	14.0% per annum for all years	Tables derived from own experience with allowance for increasing AIDS claims

Where applicable the gross interest rates were reduced as follows:

- to allow for tax;
- to allow for the minimum margin of 0.25% per annum, as prescribed by the ASSA; and
- in the case of smoothed bonus business, by an additional margin equal to the excess over the 0.25% of the capital charges applicable to the business. This second-tier margin is incorporated to ensure that the value of capital charges emerge as profit over the full duration of the policy.

For assurances, the above underlying mortality rates were further increased by the prescribed ASSA margin of 7.5%. For annuities, the mortality rates were reduced by the prescribed ASSA margin of 7.5%.

32 TECHNICAL PROVISIONS continued

Renewal expenses

Renewal expense assumptions (including renewal commissions) have been based on recent experience, inflating at 11% per annum.

In terms of the prescribed ASSA margins, the underlying expense assumption was increased by 10%, and the expense inflation assumption was increased to 12.1%.

Surrenders / lapses

Where appropriate, allowance has been made for surrenders and lapses at rates consistent with past experience.

The underlying lapse rates were then increased by the prescribed ASSA margin of 25%. Surrender rates were increased or decreased by the prescribed ASSA margin of 10%, depending on which alternative gave rise to an increase in liabilities.

United States

Valuation methods and assumptions

The valuation was performed using the applicable standards for US GAAP products in keeping with the applicable professional guidance notes issued by the American Academy of Actuaries. This means that the assumptions used for valuing liabilities are based on realistic expectations of future experience to ensure that profits are realised appropriately over the term of each policy. The assets and liabilities have been valued on bases that are consistent with each other.

The valuation is particularly sensitive to the rate of interest used to discount the liabilities, assumed future mortality experience of policyholders and assumed policyholder lapse experience.

The principal assumptions used at 31 December 2002 and 31 December 2001 for the long term business are set out below.

	Rates of interest (gross of tax and charges)	Mortality tables used
All products	2002: 7.15% per annum 2001: 7.28% per annum	75-80 SU Table with appropriate modifiers

The gross interest rates were reduced for investment default assumptions and investment expenses.

Renewal expenses

Renewal expense assumptions (including renewal commissions) have been based on projected costs with assumed inflation rate of 3%.

Surrenders / lapses

Where appropriate, allowance has been made for surrenders and lapses at rates consistent with past experience.

UK and Rest of World

Valuation methods and assumptions

Technical provisions have been calculated using generally accepted actuarial methods for the territory in question, and using interest rates and actuarial tables appropriate to the territory in question.

33 INSURANCE – PROVISIONS FOR OTHER RISKS AND CHARGES

	£m				Rm			
	Provision for *deferred tax* (note 33(a))	Provision for pension and *retirement* obligations	*Other* provisions	Total	Provision for *deferred tax* (note 33(a))	Provision for pension and *retirement* obligations	*Other* provisions	Total
Group								
Year to 31 December 2002								
At beginning of year	**153**	**55**	**133**	**341**	**2,667**	**959**	**2,318**	**5,944**
Charge to the profit and loss account	**98**	**22**	**9**	**129**	**1,547**	**347**	**142**	**2,036**
Utilised during the year	**–**	**(7)**	**(41)**	**(48)**	**–**	**(111)**	**(647)**	**(758)**
Released during the year	**–**	**–**	**(6)**	**(6)**	**–**	**–**	**(95)**	**(95)**
Foreign exchange and other movements	**(20)**	**11**	**79**	**70**	**(1,023)**	**(76)**	**686**	**(413)**
At end of year	**231**	**81**	**174**	**486**	**3,191**	**1,119**	**2,404**	**6,714**
Year to 31 December 2001								
At beginning of year	5	66	149	220	57	747	1,686	2,490
Acquisition of subsidiaries	113	–	1	114	1,400	–	12	1,412
Charge to the profit and loss account	38	23	6	67	471	285	74	830
Utilised during the year	–	(9)	(23)	(32)	–	(112)	(285)	(397)
Released during the year	–	–	(4)	(4)	–	–	(50)	(50)
Foreign exchange and other movements	(3)	(25)	4	(24)	739	39	881	1,659
At end of year	153	55	133	341	2,667	959	2,318	5,944

The provision for pension and other retirement obligations relates to £19 million (R262 million) (2001: £16 million (R279 million)) for pension contributions referred to in note 14(a) and £62 million (R857 million) (2001: £39 million (R680 million)) for post retirement benefits referred to in note 14(b).

Other provisions primarily relate to provisions for impairment of various overseas life operations within the Group, warranty provisions in respect of businesses sold, employee obligations and onerous property leases.

	£m		Rm	
33(a) Deferred tax liability	**At 31 December 2002**	At 31 December 2001	**At 31 December 2002**	At 31 December 2001
The deferred tax liability arises from:				
Deferred acquisition costs	**160**	119	**2,210**	2,074
Other short term timing differences	**71**	34	**981**	593
	231	153	**3,191**	2,667

There were no unprovided deferred tax liabilities as at 31 December 2002 and 31 December 2001.

	£m		Rm	
33(b) Provisions for liabilities and charges – Company	**At 31 December 2002**	At 31 December 2001	**At 31 December 2002**	At 31 December 2001
At beginning of year	**8**	–	**140**	–
Charge to the profit and loss account	**43**	8	**679**	140
Foreign exchange and other movements	**(13)**	–	**(294)**	–
At end of year	**38**	8	**525**	140

Provisions for liabilities and charges primarily relate to employee obligations.

34 CREDITORS

34(a) Creditors arising from direct insurance operations	£m At 31 December 2002	£m At 31 December 2001	Rm At 31 December 2002	Rm At 31 December 2001
Amounts owed to policyholders	**166**	53	**2,293**	924
Amounts owed to intermediaries	**20**	11	**276**	192
Outstanding securities purchased	**4**	86	**55**	1,499
Other	**136**	251	**1,879**	4,374
	326	401	**4,503**	6,989

34(b) Other creditors including tax and social security	£m At 31 December 2002	£m At 31 December 2001	Rm At 31 December 2002	Rm At 31 December 2001
Falling due within one year				
Current taxation	**167**	119	**2,307**	2,074
Dividend payable	**114**	113	**1,577**	1,839
Secured stock lending	**–**	4,301	**–**	74,923
Securities sold under agreements to repurchase	**–**	1,355	**–**	23,653
Secured deposits	**–**	2,242	**–**	39,075
Loans and advances from policyholders	**599**	–	**8,269**	–
Other	**556**	1,946	**7,681**	34,047
	1,436	10,076	**19,834**	175,611
Falling due after one year				
Other	**20**	2	**276**	35
	1,456	10,078	**20,110**	175,646

The movement in "Other creditors including tax and social security" between 2001 and 2002 reflects the disposal of GNI Holdings Limited.

35 AMOUNTS OWED TO CREDIT INSTITUTIONS

	£m Group	£m Company	Rm Group	Rm Company
At 31 December 2002				
Bank overdrafts repayable on demand	**2**	**2**	**28**	**28**
Bank and other loans:				
Repayable within one year:				
Floating rate notes	**45**	**45**	**622**	**622**
Commercial paper	**330**	**330**	**4,559**	**4,559**
Term loan	**30**	**30**	**414**	**414**
	405	**405**	**5,595**	**5,595**
Repayable between one and two years:				
Floating rate notes	**12**	**12**	**166**	**166**
Repayable between two and five years:				
Syndicated revolving credit facilities	**78**	**78**	**1,077**	**1,077**
Euro notes	**217**	**217**	**2,998**	**2,998**
Floating rate notes	**7**	**7**	**97**	**97**
Other	**41**	**–**	**566**	**–**
	343	**302**	**4,738**	**4,172**
Repayable after five years:				
Other	**5**	**–**	**69**	**–**
	767	**721**	**10,596**	**9,961**

35 AMOUNTS OWED TO CREDIT INSTITUTIONS continued

	£m		Rm	
	Group	Company	Group	Company
At 31 December 2001				
Bank overdrafts repayable on demand	1	–	17	–
Bank and other loans:				
Repayable within one year:				
Syndicated revolving credit facilities	294	294	5,124	5,124
Floating rate notes	74	58	1,289	1,011
Commercial paper	112	112	1,952	1,952
Other	4	–	70	–
	484	464	8,435	8,087
Repayable between one and two years:				
Term loan	30	30	523	523
Repayable between two and five years:				
Syndicated revolving credit facilities	376	376	6,553	6,553
Term loan	6	–	105	–
	382	376	6,658	6,553
	897	870	15,633	15,163

The multi-currency Revolving Credit Facility of £900 million (amount drawn down at 31 December 2002: £78 million (R1,077 million)) is repayable on 13 July 2006.

Commercial paper is issued under a £600 million Euro Commercial Paper ("ECP") Programme for periods of up to 12 months. Commercial papers are issued in various currencies, the proceeds of which are generally swapped into US dollars at the date of issuance.

During the year the Company entered into $600 million and $60 million multi-currency Revolving Credit Facilities as a back stop for the £600 million multi-currency ECP Programme. Both facilities are 364 day facilities, although the Company has term out options of 18 and 12 months respectively. At 31 December 2002 neither facility was drawn.

The Floating Rate Notes consist of a £45 million note repayable on 31 December 2010, with the holders having the option to elect for early redemption every six months, a $20 million note repayable by 17 September 2004 and a $10.5 million note repayable on 18 January 2005.

The term loan of £30 million (R414 million) is repayable on 30 April 2003.

Amounts owed to credit institutions bear interest at variable rates except for a €400 million Eurobond, issued on 10 April 2002 and due in 2007. The capital and interest on the notes were immediately swapped into US dollars and used to repay existing debt.

35 AMOUNTS OWED TO CREDIT INSTITUTIONS continued

35(a) Convertible loan stock

(i) Insurance and other assets

On 2 May 2001, Old Mutual Finance (Cayman Islands) Limited, a 100% owned subsidiary of the Group, issued US$650 million 3.625%. Convertible Bonds, which are guaranteed by and convertible into ordinary shares in Old Mutual plc at a conversion price of 190p per share at an exchange rate of one US dollar to 69.52p Sterling. The bonds are repayable on 2 May 2005 with the bond holders having the option to elect for redemption on 2 May 2003.

(ii) Banking

The banking unsecured loan stock was acquired with BoE. It is denominated in South African Rand, has an interest rate of 18.1% and is repayable at the discretion of the borrower.

36 DEPOSITS BY BANKS

	£m		Rm	
	At 31 December 2002	At 31 December 2001	**At 31 December 2002**	At 31 December 2001
Items in the course of transmission to other banks	**16**	18	**221**	314
Other deposits	**2,094**	1,844	**28,927**	32,140
	2,110	1,862	**29,148**	32,454

All deposits by banks are repayable on demand.

37 CUSTOMER ACCOUNTS, MATURITY PROFILE

	£m		Rm	
	At 31 December 2002	At 31 December 2001	**At 31 December 2002**	At 31 December 2001
Repayable on demand	**6,878**	3,612	**95,017**	62,952
With agreed maturity dates or years of notice, by remaining maturity, of:				
Three months or less but not repayable on demand	**2,019**	900	**27,895**	15,686
One year or less but over three months	**1,997**	1,439	**27,592**	25,080
Five years or less but over one year	**899**	665	**12,418**	11,590
Over five years	**277**	186	**3,813**	3,242
	12,070	6,802	**166,735**	118,550

38 DEBT SECURITIES IN ISSUE

	Note	£m At 31 December 2002	£m At 31 December 2001	Rm At 31 December 2002	Rm At 31 December 2001
Bonds and medium term notes	38(a)	**1,674**	881	**23,125**	15,353
Other debt securities in issue		**592**	105	**8,178**	1,830
		2,266	986	**31,303**	17,183

38(a) Bonds and medium term notes, maturity profile	£m At 31 December 2002	£m At 31 December 2001	Rm At 31 December 2002	Rm At 31 December 2001
Bonds and medium term notes repayable:				
Within one year	**1,518**	822	**20,970**	14,325
Between one and two years	**73**	44	**1,008**	767
Between two and five years	**83**	15	**1,147**	261
	1,674	881	**23,125**	15,353

Other debt securities in issue are all repayable within one year.

39 BANKING – OTHER LIABILITIES

	Note	£m At 31 December 2002	£m At 31 December 2001	Rm At 31 December 2002	Rm At 31 December 2001
Trade creditors		**746**	256	**10,305**	4,459
Current tax		**13**	6	**180**	105
Liabilities under acceptances		**81**	56	**1,119**	976
Derivative contracts – negative value	47(e)	**1,872**	–	**25,860**	–
Accrued interest and other liabilities		**437**	183	**6,023**	3,189
		3,149	501	**43,487**	8,729

Other liabilities include £1,872 million (R25,860 million) which reflects the negative value of on-balance sheet trading derivative instruments at 31 December 2002. The positive value of these contracts is included within other liabilities. The comparative amounts are included in note 47(e).

All other liabilities are due within one year.

40 BANKING – PROVISION FOR LIABILITIES AND CHARGES

	Note	£m At 31 December 2002	£m At 31 December 2001	Rm At 31 December 2002	Rm At 31 December 2001
Provision for deferred tax	40(a)	**105**	80	**1,450**	1,401
Other provisions		**–**	4	**–**	70
		105	84	**1,450**	1,471

40(a) Deferred tax – banking	£m At 31 December 2002	£m At 31 December 2001	Rm At 31 December 2002	Rm At 31 December 2001
At beginning of year	**80**	86	**1,401**	977
Additions from acquired operations	**4**	–	**63**	–
(Credit)/charge to profit and loss account	**(10)**	52	**(158)**	644
Foreign exchange and other movements	**31**	(58)	**144**	(220)
At end of year	**105**	80	**1,450**	1,401
Comprising				
Short term timing differences	**(34)**	(31)	**(468)**	(541)
Leasing transactions	**172**	118	**2,377**	2,064
Unrelieved tax losses	**–**	(7)	**–**	(122)
Other	**(33)**	–	**(459)**	–
	105	80	**1,450**	1,401

There were no unrecognised banking deferred tax liabilities at 31 December 2002 (2001: nil).

41 INVESTMENTS – COMPANY

	£m Shares in subsidiaries	£m Loans to subsidiaries	£m Total	Rm Shares in subsidiaries	Rm Loans to subsidiaries	Rm Total
Year to 31 December 2002						
At beginning of year	**1,595**	**1,561**	**3,156**	**27,798**	**27,206**	**55,004**
Acquisitions	**26**	**–**	**26**	**410**	**–**	**410**
Disposals	**(438)**	**–**	**(438)**	**(6,915)**	**–**	**(6,915)**
Net amount advanced during year	**–**	**298**	**298**	**–**	**4,705**	**4,705**
Foreign exchange movements	**–**	**–**	**–**	**(4,951)**	**(6,231)**	**(11,182)**
At end of year	**1,183**	**1,859**	**3,042**	**16,342**	**25,680**	**42,022**
Year to 31 December 2001						
At beginning of year	1,281	1,227	2,508	14,494	13,883	28,377
Acquisitions	329	–	329	4,077	–	4,077
Disposals	(15)	–	(15)	(186)	–	(186)
Net amount advanced during year	–	334	334	–	4,139	4,139
Foreign exchange movements	–	–	–	9,413	9,184	18,597
At end of year	1,595	1,561	3,156	27,798	27,206	55,004

The Company's principal subsidiaries at 31 December 2002 are set out in note 42.

42 PRINCIPAL GROUP UNDERTAKINGS

The following table lists the principal Group undertakings whose results are included in the consolidated financial statements. All shares held are ordinary shares and, except for OM Group (UK) Ltd, are held indirectly by the Company.

Name	Nature of business	Percentage holding[1]	Country of incorporation
Barrow, Hanley, Mewhinney & Strauss, Inc.	Asset management	100	Nevada, United States of America
BoE Investment Administrators (Pty) Ltd	Asset management	53	Republic of South Africa
BoE Unit Trust Management Company Ltd	Asset management	53	Republic of South Africa
Chiswell Associates Ltd	Asset management	53	England and Wales
Clay Finlay, Inc.	Asset management	100	New York, United States of America
Dwight Asset Management Company	Asset management	100	Delaware, United States of America
Fairbairn Capital (Pty) Ltd	Asset management	100	Republic of South Africa
First Pacific Advisors, Inc.	Asset management	100	Massachusetts, United States of America
Gerrard Ltd	Asset management	100	England and Wales
GNI Fund Management Ltd	Asset management	100	England and Wales
Heitman Financial LLC	Asset management	100	Delaware, United States of America
Old Mutual Asset Managers (Bermuda) Ltd	Asset management	100	Bermuda
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Asset management	100	Republic of South Africa
Old Mutual Asset Managers (UK) Ltd	Asset management	100	England and Wales
Old Mutual Fund Managers (Guernsey) Ltd	Asset management	100	Guernsey
Old Mutual Group Ltd	Asset management	100	Bermuda
Old Mutual Specialised Finance (Pty) Ltd	Asset management	100	Republic of South Africa
Old Mutual Unit Trust Management Company Namibia Ltd	Asset management	100	Namibia
Old Mutual Unit Trust Managers Ltd	Asset management	100	Republic of South Africa
Pacific Financial Research, Inc.	Asset management	100	Massachusetts, United States of America
Pilgrim Baxter & Associates Ltd	Asset management	100	Delaware, United States of America
Provident Investment Counsel, Inc.	Asset management	100	Massachusetts, United States of America
Stenham Gestinor Ltd	Asset management	53	England and Wales
Thompson, Siegel & Walmsley, Inc.	Asset management	100	Virginia, United States of America
Old Mutual Healthcare (Pty) Ltd	Health insurance	100	Republic of South Africa
Old Mutual Health Insurance Ltd	Health insurance	100	Republic of South Africa
BoE Holding Ltd	Holding company	53	Republic of South Africa
BoE International Holdings Ltd	Holding company	53	Republic of South Africa
BoE Ltd	Holding company	53	Republic of South Africa
Edge Holding Company (Pty) Ltd	Holding company	53	Republic of South Africa
Old Mutual (Netherlands) B.V.	Holding company	100	Netherlands
Old Mutual (South Africa) Ltd	Holding company	100	Republic of South Africa
Old Mutual (US) Holdings Inc.	Holding company	100	Delaware, United States of America
Old Mutual U.S. Life Holdings, Inc.	Holding company	100	Delaware, United States of America
OM Group (UK) Ltd	Holding company	100	England and Wales
OM Portfolio Holdings (South Africa) (Pty) Ltd	Holding company	100	Republic of South Africa
Rodina Investments Ltd	Holding company	100	Republic of South Africa
Americom Life & Annuity Insurance Company	Life assurance	100	Texas, United States of America
BoE Life Assurance Company Ltd	Life assurance	53	Republic of South Africa
BoE Life Ltd	Life assurance	53	Republic of South Africa
Fidelity & Guaranty Life Insurance Company	Life assurance	100	Maryland, United States of America
Fidelity & Guaranty Life Insurance Company of New York	Life assurance	100	New York, United States of America
OM Kotak Mahindra Life Insurance Company Private Ltd	Life assurance	26	India

42 PRINCIPAL GROUP UNDERTAKINGS continued

Name	Nature of business	Percentage holding[1]	Country of incorporation
Old Mutual International (Guernsey) Ltd	Life assurance	100	Guernsey
Old Mutual Life Assurance Company (Bermuda) Ltd	Life assurance	100	Bermuda
Old Mutual Life Assurance Company Ltd	Life assurance	61	Kenya
Old Mutual Life Assurance Company (Malawi) Ltd	Life assurance	100	Malawi
Old Mutual Life Assurance Company (Namibia) Ltd	Life assurance	100	Namibia
Old Mutual Life Assurance Company (South Africa) Ltd	Life assurance	100	Republic of South Africa
Old Mutual Life Assurance Company Zimbabwe Ltd	Life assurance	100	Zimbabwe
Old Mutual Reassurance (Ireland) Ltd	Life assurance	100	Ireland
Selestia Life & Pensions Ltd	Life assurance	100	England and Wales
Old Mutual Property Investment Corporation (Pvt) Ltd	Property holding	100	Zimbabwe
Old Mutual Properties (Pty) Ltd	Property management	100	Republic of South Africa
BoE Insurance Company Ltd	General insurance	53	Republic of South Africa
MFCU Group Services of South Africa (Pty) Ltd	General insurance	51	*Republic of South Africa*
Mutual & Federal Insurance Company Ltd	General insurance	51	Republic of South Africa
BoE Bank Ltd	Banking	53	Republic of South Africa
Cape of Good Hope Bank Ltd	Banking	53	Republic of South Africa
Gerrard Private Bank Ltd	Banking	65	Jersey
Nedbank Ltd	Banking	53	Republic of South Africa
Nedcor Asia Ltd	Banking	53	Hong Kong
Nedcor Investment Bank Holdings Ltd	Banking	53	Republic of South Africa
Nedcor Ltd	Banking	53	Republic of South Africa

Note:

1 Percentage holding of issued shares at 31 December 2002.

A complete list of subsidiaries is filed with the UK Registrar of Companies with the annual return. All the above companies have a year end of 31 December, except for OM Kotak Mahindra Life Insurance Company Private Ltd, whose year end is 31 March.

43 RELATED PARTY TRANSACTIONS

The Group provides certain pension fund, insurance, banking and financial services to related third parties as set out below. These are conducted on an arm's length basis and, other than asset management fees payable in respect of insurance funds, are not material to the Group's results.

In accordance with FRS 8, transactions or balances with Group entities that have been eliminated on consolidation are not reported. As set out in note 1, investment management fees charged by Group asset management companies to long term business funds are not eliminated. Total fees in relation to these services during 2002 were £4 million (R63 million) in respect of the United States business and £0.3 million (R5 million) in respect of the South African business.

No director had a material interest in any contract of significance with the Company or any of its subsidiaries during 2002, except for those set out in note 12.

During the year the Company renegotiated the arrangements to acquire the revenue sharing interests of Pilgrim Baxter & Associates (PBA) from the two principals, Mr Harold Baxter and Gary Pilgrim. The details of this transaction are included in the Directors' Report.

44 POST BALANCE SHEET EVENTS

There have been no significant events between the balance sheet date and 24 February 2003.

45 COMMITMENTS

	£m		Rm	
	At 31 December 2002	At 31 December 2001	**At 31 December 2002**	At 31 December 2001
Undrawn formal standby facilities, credit lines and other commitments to lend	**735**	373	**10,153**	6,494
Capital and other commitments	**19**	58	**262**	1,020
	754	431	**10,415**	7,514

46 CONTINGENT LIABILITIES

	£m		Rm	
	At 31 December 2002	At 31 December 2001	**At 31 December 2002**	At 31 December 2001
Guarantees and assets pledged as collateral security	**867**	633	**11,977**	11,032
Irrevocable letters of credit	**236**	135	**3,260**	2,353
Secured lending	**205**	–	**2,832**	–
Other contingent liabilities	**74**	30	**1,022**	523
	1,382	798	**19,091**	13,908

47 BANKING FINANCIAL INSTRUMENTS

Notwithstanding the exemption available to insurance groups from the scope of FRS 13, the tables below set out details of derivative financial instruments in respect of the banking activities of the Group.

The Group uses off-balance sheet financial instruments (derivatives) to meet customers' requirements for proprietary trading and to hedge interest rate risk, foreign exchange risk and other market risks.

	£m			Rm		
47(a) Derivatives held for trading purposes	Notional principal	Positive value	Negative value	Notional principal	Positive value	Negative value
At 31 December 2002						
Exchange rate contracts						
Spot, forwards and futures	5,528	734	715	76,365	10,144	9,871
Currency swaps	5,219	701	776	72,090	9,689	10,720
Options purchased	29	1	–	399	14	–
Options written	28	–	–	382	–	–
	10,804	1,436	1,491	149,236	19,847	20,591
Interest rate contracts						
Interest rate swaps	17,748	462	509	245,179	6,382	7,037
Credit derivatives	104	196	15	1,436	2,703	210
Forward rate agreements	11,603	12	12	160,286	166	172
Caps, collars and floors	65	–	–	894	5	5
Options purchased	1,933	21	–	26,708	295	–
Options written	1,091	–	47	15,072	–	651
Futures	324	–	–	4,469	3	6
	32,868	691	583	454,044	9,554	8,081
	43,672	2,127	2,074	603,280	29,401	28,672

47 BANKING FINANCIAL INSTRUMENTS continued

47(a) Derivatives held for trading purposes continued	£m Notional principal	£m Positive value	£m Negative value	Rm Notional principal	Rm Positive value	Rm Negative value
At 31 December 2001						
Exchange rate contracts						
Spot, forwards and futures	3,111	398	456	54,216	6,929	7,941
Currency swaps	5,810	1,154	1,272	101,257	20,110	22,167
Options purchased	22	1	–	379	22	–
Options written	8	–	2	132	–	40
	8,951	1,553	1,730	155,984	27,061	30,148
Interest rate contracts						
Interest rate swaps	10,832	235	293	188,779	4,094	5,111
Forward rate agreements	6,818	8	7	118,831	139	119
Caps, collars and floors	75	–	–	1,315	8	3
Options purchased	1,005	22	–	17,514	379	–
Options written	984	–	47	17,158	–	814
Futures	193	–	–	3,372	–	5
	19,907	265	347	346,969	4,620	6,052
Balances arising from off-balance sheet financial instruments	28,858	1,818	2,077	502,953	31,681	36,200

47(b) Derivatives held for non-trading purposes	£m Notional principal	£m Positive value	£m Negative value	Rm Notional principal	Rm Positive value	Rm Negative value
At 31 December 2002						
Exchange rate contracts						
Spot, forwards and futures	**6,849**	**1,748**	**1,764**	**94,611**	**24,141**	**24,362**
Interest rate contracts						
Interest rate swaps	**618**	**–**	**31**	**8,538**	**–**	**429**
Credit derivatives	**6**	**–**	**–**	**86**	**–**	**–**
Caps, collars and floors	**1**	**–**	**–**	**9**	**–**	**1**
	625	**–**	**31**	**8,633**	**–**	**430**
Balances arising from off-balance sheet financial instruments	**7,474**	**1,748**	**1,795**	**103,244**	**24,141**	**24,792**

47 BANKING FINANCIAL INSTRUMENTS continued

47(b) Derivatives held for non-trading purposes continued	£m Notional principal	£m Net fair value	Rm Notional principal	Rm Net fair value
At 31 December 2001				
Exchange rate contracts				
Spot, forwards and futures	6,875	175	119,827	3,058
Currency swaps	22	1	376	12
Options purchased	14	–	246	–
Options written	14	–	246	–
	6,925	176	120,695	3,070
Interest rate contracts				
Interest rate swaps	854	(9)	14,888	(151)
Balances arising from off-balance sheet financial instruments	7,779	167	135,583	2,919

These figures do not demonstrate the exposure of the Group to interest rate, foreign exchange or commodity market risks, since they include only off-balance sheet instruments. The market risk exposure arising from such instruments may be increased or offset by on-balance sheet transactions.

	£m At 31 December 2002	£m At 31 December 2001	Rm At 31 December 2002	Rm At 31 December 2001
Maturity analysis of notional principal amounts of non-trading instruments entered into with third parties as follows:				
Exchange rate contracts				
Under one year	**6,230**	6,602	**86,066**	115,058
One to five years	**610**	323	**8,426**	5,637
Over five years	**9**	–	**119**	–
	6,849	6,925	**94,611**	120,695
Interest rate contracts				
Under one year	**471**	452	**6,500**	7,880
One to five years	**45**	311	**625**	5,424
Over five years	**109**	91	**1,508**	1,584
	625	854	**8,633**	14,888

47(c) Credit risk exposure on derivative contracts	£m Exchange rate contracts	£m Interest rate contracts	£m Total	Rm Exchange rate contracts	Rm Interest rate contracts	Rm Total
Replacement cost of OTC derivatives – trading book only						
At 31 December 2002						
Maturity analysis						
Under one year	**1,064**	**42**	**1,106**	**14,719**	**587**	**15,306**
One to five years	**211**	**241**	**452**	**2,908**	**3,330**	**6,238**
Over five years	**161**	**408**	**569**	**2,220**	**5,637**	**7,857**
	1,436	**691**	**2,127**	**19,847**	**9,554**	**29,401**
Counterparty analysis						
Financial institutions	**1,379**	**685**	**2,064**	**19,062**	**9,477**	**28,539**
Non-financial institutions	**57**	**6**	**63**	**785**	**77**	**862**
	1,436	**691**	**2,127**	**19,847**	**9,554**	**29,401**
At 31 December 2001						
Maturity analysis						
Under one year	1,272	44	1,316	22,169	763	22,932
One to five years	148	109	257	2,582	1,903	4,485
Over five years	133	112	245	2,310	1,954	4,264
	1,553	265	1,818	27,061	4,620	31,681
Counterparty analysis						
Financial institutions	1,532	257	1,789	26,695	4,478	31,173
Non-financial institutions	21	8	29	366	142	508
	1,553	265	1,818	27,061	4,620	31,681

Replacement cost is defined as the cost of replacing transactions that have a positive fair value.

	£m Exchange rate contracts	£m Interest rate contracts	£m Total	Rm Exchange rate contracts	Rm Interest rate contracts	Rm Total
Notional principal of OTC derivatives – trading book only						
At 31 December 2002						
Maturity analysis						
Under one year	**9,228**	**16,405**	**25,633**	**127,462**	**226,617**	**354,079**
One to five years	**1,277**	**12,159**	**13,436**	**17,647**	**167,968**	**185,615**
Over five years	**299**	**4,304**	**4,603**	**4,127**	**59,459**	**63,586**
	10,804	**32,868**	**43,672**	**149,236**	**454,044**	**603,280**
Counterparty analysis						
Financial institutions	**10,365**	**32,618**	**42,983**	**143,171**	**450,595**	**593,766**
Non-financial institutions	**439**	**250**	**689**	**6,065**	**3,449**	**9,514**
	10,804	**32,868**	**43,672**	**149,236**	**454,044**	**603,280**
At 31 December 2001						
Maturity analysis						
Under one year	8,122	11,668	19,790	141,522	203,381	344,903
One to five years	532	6,289	6,821	9,277	109,605	118,882
Over five years	297	1,950	2,247	5,185	33,983	39,168
	8,951	19,907	28,858	155,984	346,969	502,953
Counterparty analysis						
Financial institutions	8,723	19,576	28,299	152,003	341,203	493,206
Non-financial institutions	228	331	559	3,981	5,766	9,747
	8,951	19,907	28,858	155,984	346,969	502,953

47 BANKING FINANCIAL INSTRUMENTS continued

47(d) Non-trading book interest rate risk

The following interest rate risk table is prepared on a repricing basis which assigns maturity by reference to the earlier of the next contractual interest rate repricing date and the maturity date.

£m

	Notes	Not more than three months	More than three months but not more than six months	More than six months but not more than one year	More than one year but not more than five years	More than five years	Trading book and non-interest bearing	Total
At 31 December 2002								
Assets								
Cash and balances at central banks		252	–	–	–	–	950	1,202
Treasury bills and other eligible bills	26(a)	822	33	42	30	158	–	1,085
Loans and advances to banks	26(b)	1,228	–	–	–	–	–	1,228
Loans and advances to customers	26(c)	9,442	86	260	809	1,838	419	12,854
Debt securities	26(f)	142	24	32	410	304	149	1,061
Equity securities	26(g)	–	–	–	–	–	965	965
Interest in associated undertakings	27	–	–	–	–	–	124	124
Tangible fixed assets	22	–	–	–	–	–	158	158
Land and buildings	19	–	–	–	–	–	131	131
Other assets	24	–	–	–	–	–	2,095	2,095
Prepayments and accrued income		–	–	–	–	–	474	474
		11,886	143	334	1,249	2,300	5,465	21,377
Liabilities								
Deposits by banks	36	2,110	–	–	–	–	–	2,110
Customer accounts	37	8,178	437	852	624	1,126	853	12,070
Debt securities in issue	38	891	800	419	156	–	–	2,266
Other liabilities	39	–	–	–	–	–	3,149	3,149
Provision for liabilities and charges	40	–	–	–	–	–	105	105
Subordinated liabilities	31	–	10	–	–	511	–	521
Convertible loan stock	35(a)	–	–	–	14	–	–	14
		11,179	1,247	1,271	794	1,637	4,107	20,235
Net position		707	(1,104)	(937)	455	663	1,358	1,142
Off-balance sheet items		467	142	68	(47)	(630)	–	–
Interest rate sensitivity gap		1,174	(962)	(869)	408	33	1,358	–
Cumulative gap		1,174	212	(657)	(249)	(216)	1,142	1,142

47 BANKING FINANCIAL INSTRUMENTS continued

£m

47(d) Non-trading book interest rate risk continued	Notes	Not more than three months	More than three months but not more than six months	More than six months but not more than one year	More than one year but not more than five years	More than five years	Trading book and non-interest bearing	Total
At 31 December 2001								
Assets								
Cash and balances at central banks		210	–	–	–	–	420	630
Treasury bills and other eligible bills	26(a)	367	204	75	–	–	7	653
Loans and advances to banks	26(b)	649	–	–	–	–	–	649
Loans and advances to customers	26(c)	6,375	100	115	616	520	71	7,797
Debt securities	26(f)	99	5	54	267	213	87	725
Equity securities	26(g)	–	–	–	–	–	225	225
Investments in associated undertakings	27	–	–	–	–	–	118	118
Tangible fixed assets	22	–	–	–	–	–	111	111
Land and buildings	19	–	–	–	–	–	80	80
Other assets	24	–	–	–	–	–	62	62
Prepayments and accrued income		–	–	–	–	–	259	259
		7,700	309	244	883	733	1,440	11,309
Liabilities								
Deposits by banks	36	1,699	24	139	–	–	–	1,862
Customer accounts	37	5,222	267	260	631	36	386	6,802
Debt securities in issue	38	451	290	176	69	–	–	986
Other liabilities	39	–	–	–	–	–	501	501
Provision for liabilities and charges	40	–	–	–	–	–	84	84
Subordinated liabilities	31	–	61	–	–	159	–	220
		7,372	642	575	700	195	971	10,455
Net position		328	(333)	(331)	183	538	469	854
Off-balance sheet items		407	39	158	(434)	(170)	–	–
Interest rate sensitivity gap		735	(294)	(173)	(251)	368	469	–
Cumulative gap		735	441	268	17	385	854	854

47 BANKING FINANCIAL INSTRUMENTS continued

Rm

47(d) Non-trading book interest rate risk continued	Notes	Not more than three months	More than three months but not more than six months	More than six months but not more than one year	More than one year but not more than five years	More than five years	Trading book and non-interest bearing	Total
At 31 December 2002								
Assets								
Cash and balances at central banks		3,489	–	–	–	–	13,118	16,607
Treasury bills and other eligible bills	26(a)	11,360	458	577	415	2,177	–	14,987
Loans and advances to banks	26(b)	16,963	–	–	–	–	–	16,963
Loans and advances to customers	26(c)	130,436	1,184	3,591	11,180	25,397	5,778	177,566
Debt securities	26(f)	1,964	328	442	5,662	4,206	2,045	14,647
Equity securities	26(g)	–	–	–	–	–	13,331	13,331
Interest in associated undertakings	27	–	–	–	–	–	1,713	1,713
Tangible fixed assets	22	–	–	–	–	–	2,182	2,182
Land and buildings	19	–	–	–	–	–	1,806	1,806
Other assets	24	–	–	–	–	–	28,941	28,941
Prepayments and accrued income		–	–	–	–	–	6,548	6,548
		164,212	1,970	4,610	17,257	31,780	75,462	295,291
Liabilities								
Deposits by banks	36	29,148	–	–	–	–	–	29,148
Customer accounts	37	112,973	6,039	11,771	8,618	15,554	11,780	166,735
Debt securities in issue	38	12,308	11,049	5,791	2,155	–	–	31,303
Other liabilities	39	–	–	–	–	–	43,487	43,487
Provision for liabilities and charges	40	–	–	–	–	–	1,450	1,450
Subordinated liabilities	31	–	140	–	–	7,057	–	7,197
Convertible loan stock	35(a)	–	–	–	195	–	–	195
		154,429	17,228	17,562	10,968	22,611	56,717	279,515
Net position		9,783	(15,258)	(12,952)	6,289	9,169	18,745	15,776
Off-balance sheet items		6,456	1,966	945	(647)	(8,720)	–	–
Interest rate sensitivity gap		16,239	(13,292)	(12,007)	5,642	449	18,745	–
Cumulative gap		16,239	2,947	(9,060)	(3,418)	(2,969)	15,776	15,776

47 BANKING FINANCIAL INSTRUMENTS continued

47(d) Non-trading book interest rate risk continued	Notes	Not more than three months	More than three months but not more than six months	More than six months but not more than one year	More than one year but not more than five years	More than five years	Trading book and non-interest bearing	Total
								Rm
At 31 December 2001								
Assets								
Cash and balances at central banks		3,658	–	–	–	–	7,322	10,980
Treasury bills and other eligible bills	26(a)	6,395	3,548	1,304	–	–	125	11,372
Loans and advances to banks	26(b)	11,313	–	–	–	–	–	11,313
Loans and advances to customers	26(c)	111,092	1,749	1,997	10,739	9,065	1,242	135,884
Debt securities	26(f)	1,738	94	943	4,661	3,704	1,508	12,648
Equity securities	26(g)	–	–	–	–	–	3,921	3,921
Investments in associated undertakings	27	–	–	–	–	–	2,057	2,057
Tangible fixed assets	22	–	–	–	–	–	1,935	1,935
Land and buildings	19	–	–	–	–	–	1,392	1,392
Other assets	24	–	–	–	–	–	1,080	1,080
Prepayments and accrued income		–	–	–	–	–	4,517	4,517
		134,196	5,391	4,244	15,400	12,769	25,099	197,099
Liabilities								
Deposits by banks	36	29,608	415	2,431	–	–	–	32,454
Customer accounts	37	91,024	4,655	4,525	10,989	621	6,736	118,550
Debt securities in issue	38	7,870	5,050	3,064	1,196	3	–	17,183
Other liabilities	39	–	–	–	–	–	8,729	8,729
Provision for liabilities and charges	40	–	–	–	–	–	1,471	1,471
Subordinated liabilities	31	–	1,066	–	–	2,763	–	3,829
		128,502	11,186	10,020	12,185	3,387	16,936	182,216
Net position		5,694	(5,795)	(5,776)	3,215	9,382	8,163	14,883
Off-balance sheet items		7,087	682	2,759	(7,570)	(2,958)	–	–
Interest rate sensitivity gap		12,781	(5,113)	(3,017)	(4,355)	6,424	8,163	–
Cumulative gap		12,781	7,668	4,651	296	6,720	14,883	14,883

47 BANKING FINANCIAL INSTRUMENTS continued

47(e) Fair value disclosures	£m				Rm			
	Book value at 31 December 2002	**Fair value at 31 December 2002**	Book value at 31 December 2001	Fair value at 31 December 2001	**Book value at 31 December 2002**	**Fair value at 31 December 2002**	Book value at 31 December 2001	Fair value at 31 December 2001
The fair value of the financial assets and liabilities of the Group's banking subsidiaries comprises:								
Trading book financial assets and liabilities								
Assets								
Treasury bills and other eligible bills	**–**	**–**	7	7	**–**	**–**	125	125
Debt securities	**148**	**148**	87	87	**2,045**	**2,046**	1,508	1,508
Derivative contracts – positive value	**1,928**	**2,127**	1,818	1,818	**26,634**	**29,401**	31,681	31,681
Other	**271**	**310**	–	–	**3,748**	**4,281**	–	–
Liabilities								
Debt securities in issue	**2,252**	**2,253**	–	–	**31,103**	**31,120**	–	–
Derivative contracts – negative value	**1,872**	**2,074**	2,077	2,077	**25,860**	**28,672**	36,200	36,200
Non-trading book financial assets and liabilities								
Assets								
Treasury bills and other eligible bills	**923**	**882**	646	656	**12,750**	**12,189**	11,247	11,434
Debt securities	**912**	**920**	638	642	**12,602**	**12,711**	11,140	11,205
Equity securities	**965**	**964**	225	232	**13,331**	**13,323**	3,921	4,040
Liabilities								
Subordinated liabilities	**521**	**521**	220	220	**7,197**	**7,197**	3,829	3,829

All financial assets and liabilities held or issued for trading purposes are carried in the financial statements at fair value. For those financial assets and liabilities in the non-trading book, fair values have been determined by valuation against mid-market prices or by discounting forward cash flows.

47 BANKING FINANCIAL INSTRUMENTS *continued*

47(f) Market risk – historical value-at-risk ("VaR") (99%, one day) by risk type

This risk measure estimates the potential loss in pre-tax profit over a given holding period for a specified confidence level. The VaR methodology is a statistically defined, probability based approach that takes account of market volatilities as well as risk diversification by recognising offsetting positions and correlations between products and markets.

The one day 99% VaR number represents the overnight loss that has less than a 1% chance of occurring under normal market conditions.

While VaR captures the Group's exposure under normal market conditions, scenario analysis and, in particular, stress testing are used to add insight to the possible outcomes under abnormal market conditions.

The Group uses a number of stress scenarios to measure the impact on portfolio values of extreme moves in markets, based on historical experience as well as hypothetical scenarios. The stress test methodology assumes that all market factors move adversely at the same time and that no actions are taken during the stress events to mitigate risk, thereby reflecting the decreased liquidity that frequently accompanies market shocks.

Key to the effectiveness of the scenario analysis programme is the timely review of the continued applicability of the scenarios, and this is built into the risk management process.

	£m		Rm	
Total VaR	**Year to 31 December 2002**	Year to 31 December 2001	**Year to 31 December 2002**	Year to 31 December 2001
At 31 December	**779**	778	**10,759**	13,557
Highest	**1,793**	1,229	**24,775**	15,234
Lowest	**630**	189	**8,698**	2,336
Average	**1,222**	749	**16,884**	9,287

48 RECONCILIATION OF OPERATING PROFIT TO NET OPERATING CASH FLOWS

	£m		Rm	
	Year to 31 December 2002	Year to 31 December 2001	**Year to 31 December 2002**	Year to 31 December 2001
Profit from insurance and asset management activities before tax and non-operating items	**326**	7	**5,145**	80
Depreciation and amortisation and impairment of intangible assets	**176**	631	**2,779**	7,820
Unrealised investment losses/(gains)	**68**	(103)	**1,074**	(1,276)
Profits relating to the long term business	**(423)**	(408)	**(6,677)**	(5,056)
Investment return in the life business	**139**	284	**2,194**	3,519
Cash received from long term business	**614**	167	**9,694**	2,070
(Decrease)/increase in provisions for other risks and charges	**(22)**	48	**(347)**	595
Increase in insurance technical provisions net of reinsurance	**12**	5	**189**	62
Other (including amounts reinvested in long term business operations)	**(32)**	220	**(514)**	2,731
Net cash inflow from insurance operating activities	**858**	851	**13,537**	10,545
Profit from banking activities before tax and non-operating items	**105**	74	**1,645**	916
Write-down of investment in Dimension Data Holdings plc	**68**	269	**1,080**	3,334
Increase in accrued income and prepayments	**(114)**	(48)	**(1,800)**	(595)
Provision for bad and doubtful debts	**88**	139	**1,389**	1,723
Depreciation and amortisation of goodwill	**72**	36	**1,143**	446
Other	**–**	(243)	**–**	(3,010)
Net cash flow from banking trading activities	**219**	227	**3,457**	2,814
Net (decrease)/increase in collections/transmissions	**(4)**	9	**(63)**	112
Net increase in loans and advances to banks and customers	**(424)**	(1)	**(6,694)**	(12)
Net increase in deposits by banks and customer accounts	**270**	256	**4,263**	3,172
Net decrease in debt securities in issue	**687**	405	**10,846**	5,019
Net increase in other assets	**(169)**	(42)	**(2,668)**	(520)
Net decrease in other liabilities	**(230)**	(841)	**(3,631)**	(10,422)
Net cash inflow from banking operating activities	**349**	13	**5,510**	163

48 RECONCILIATION OF OPERATING PROFIT TO NET OPERATING CASH FLOWS continued

48(a) Analysis of cash flows	£m Year to 31 December 2002	£m Year to 31 December 2001	Rm Year to 31 December 2002	Rm Year to 31 December 2001
Returns on investment and servicing of finance				
Net interest paid	**(46)**	(78)	**(726)**	(967)
Dividends paid to minority interests	**(43)**	(81)	**(679)**	(1,004)
Finance costs of debt and non-equity share capital	**(4)**	(24)	**(63)**	(297)
Net cash outflow from returns on investments and servicing of finance	**(93)**	(183)	**(1,468)**	(2,268)
Tax				
United Kingdom corporation tax	**(1)**	(4)	**(16)**	(50)
Overseas tax	**(131)**	(265)	**(2,068)**	(3,284)
Total tax paid	**(132)**	(269)	**(2,084)**	(3,334)
Capital expenditure and financial investment				
Net disposal / (purchase) of banking investment securities	**55**	(40)	**868**	(496)
Net purchase of tangible fixed assets	**(81)**	(112)	**(1,279)**	(1,388)
Net cash outflow from capital expenditure and financial investment	**(26)**	(152)	**(411)**	(1,884)
Acquisitions and disposals				
Acquisition of interests in subsidiary undertakings and revenue share payments	**(533)**	(479)	**(8,415)**	(5,936)
Disposal of interests in subsidiary and associate undertakings	**331**	124	**5,226**	1,537
Net cash acquired on acquisition and disposals of subsidiaries	**42**	39	**663**	483
Net cash outflow from acquisitions and disposals	**(160)**	(316)	**(2,526)**	(3,916)
Financing				
Issue of ordinary share capital	**40**	207	**635**	2,565
Issue of ordinary share capital of subsidiary undertakings to minority interests	**–**	17	**–**	211
(Reduction) / increase in amounts due to credit institutions	**(87)**	452	**(1,374)**	5,601
Net increase in subordinated debt	**181**	–	**2,855**	–
Non-equity preference shares issued	**126**	–	**1,992**	–
Net cash inflow from financing	**260**	676	**4,108**	8,377

48(b) Movement in portfolio investments, net of financing	£m Year to 31 December 2002	£m Year to 31 December 2001	Rm Year to 31 December 2002	Rm Year to 31 December 2001
Net cash inflow for the year	**41**	63	**647**	781
Cash flow (excluding long term business):				
Portfolio investments	**483**	543	**7,631**	6,729
Movement arising from cash flow	**524**	606	**8,278**	7,510
Movement in long term business	**(857)**	(3,371)	**(13,530)**	(41,774)
Acquired with subsidiary	**–**	3,843	**–**	47,623
Changes in market values and exchange rates	**2,625**	235	**(27,334)**	110,169
Total movement in portfolio investments, net of financing	**2,292**	1,313	**(32,586)**	123,528
Portfolio investments, net of financing at beginning of year	**17,775**	16,462	**309,793**	186,265
Portfolio investments, net of financing at end of year	**20,067**	17,775	**277,207**	309,793

48 RECONCILIATION OF OPERATING NET OPERATING CASH FLOWS continued

£m

48(c) Movement in insurance and other cash, investments and financing	At start of year	Cash flow	Changes in long term business	Changes to market value, currencies and other	At end of year
Movement in cash and insurance portfolio investments					
Cash in hand and at bank	475	41	25	24	565
Land and buildings	586	(1)	(75)	90	600
Other financial investments	16,714	484	(807)	2,511	18,902
	17,775	524	(857)	2,625	20,067
Movement in financing					
Share capital	374	4	–	–	378
Share premium and merger reserve	700	36	–	–	736
Subordinated liabilities	22	(4)	–	–	18
Amounts owed to credit institutions	897	(87)	–	(43)	767
Convertible loan stock	439	–	–	(35)	404
	2,432	(51)	–	(78)	2,303

Rm

	At start of year	Cash flow	Changes in long term business	Changes to market value, currencies and other	At end of year
Movement in cash and insurance portfolio investments					
Cash in hand and at bank	8,279	647	395	(1,516)	7,805
Land and buildings	10,213	(16)	(1,184)	(725)	8,288
Other financial investments	291,301	7,647	(12,741)	(25,093)	261,114
	309,793	8,278	(13,530)	(27,334)	277,207
Movement in financing					
Share capital	6,517	63	–	(1,358)	5,222
Share premium	12,198	572	–	(2,603)	10,167
Subordinated liabilities	383	(63)	–	(71)	249
Amounts owed to credit institutions	15,633	(1,374)	–	(3,663)	10,596
Convertible loan stock	7,651	–	–	(2,070)	5,581
	42,382	(802)	–	(9,765)	31,815

48 RECONCILIATION OF OPERATING PROFIT TO NET OPERATING CASH FLOWS continued

£m

48(d) Movement in banking cash and changes in financing during the period	At start of year	Cash flow	Acquired operations	Changes to market value, currencies and other	At end of year
Cash and balances at central banks	630	357	–	215	1,202
Movement in financing					
Subordinated liabilities	220	185	(30)	146	521
Convertible loan stock	–	–	12	2	14
Non-equity preference shares	–	126	–	18	144
	220	311	(18)	166	679

Rm

	At start of year	Cash flow	Acquired operations	Changes to market value, currencies and other	At end of year
Cash and balances at central banks	10,980	5,625	–	2	16,607
Movement in financing					
Subordinated liabilities	3,829	2,918	(474)	924	7,197
Convertible loan stock	–	–	195	–	195
Non-equity preference shares	–	1,992	–	–	1,992
	3,829	4,910	(279)	924	9,384

48(e) Acquisition of subsidiary undertakings	£m Year to 31 December 2002	£m Year to 31 December 2001	Rm Year to 31 December 2002	Rm Year to 31 December 2001
Net assets acquired:				
Cash	115	39	1,833	483
Other net assets	184	404	2,936	5,236
	299	443	4,769	5,719
Goodwill arising on acquisitions	245	174	3,872	2,122
Shares issued as consideration	(127)	(203)	(2,024)	(2,690)
Cash consideration	417	414	6,617	5,151

STATEMENT OF DIRECTORS' RESPONSIBILITIES IN RESPECT OF THE PREPARATION OF THE ACHIEVED PROFITS BASIS SUPPLEMENTARY INFORMATION

The Guidance issued in December 2001 by the Association of British Insurers entitled "Supplementary Reporting for Long Term Insurance Business (the Achieved Profits Method)" ("the Guidance") requires the directors to prepare supplementary information presented under the Achieved Profits Method in accordance with the Guidance.

In preparing the achieved profits supplementary information, the directors are required to:

- select suitable methodologies and then apply them consistently;
- determine assumptions on a realistic basis, having regard to past, current and expected future experience and to any relevant external data, and then apply them consistently;
- state whether applicable accounting standards have been followed in relation to the residual assets, subject to any material departures disclosed and explained in the supplementary information; and
- prepare the supplementary information on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

INDEPENDENT AUDITORS' REPORT TO OLD MUTUAL PLC ON THE ACHIEVED PROFITS BASIS SUPPLEMENTARY INFORMATION FOR THE YEAR ENDED 31 DECEMBER 2002

We have audited the supplementary information on pages 136 to 147 in respect of the year ended 31 December 2002. The supplementary information has been prepared in accordance with the Guidance issued in December 2001 by the Association of British Insurers entitled "Supplementary Reporting for Long Term Insurance Business (the Achieved Profits Method)" ("the Guidance") using the methodology and assumptions set out on pages 136 to 147. The supplementary information should be read in conjunction with the primary financial statements which are on pages 59 to 133.

This report is made solely to the Company in accordance with the terms of our engagement. Our audit work has been undertaken so that we might state to the Company those matters we have been engaged to state in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our audit work, for this report, or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

As described on page 134 the directors' responsibilities include preparing the supplementary information on the Achieved Profits basis in accordance with the Guidance issued by the Association of British Insurers. Our responsibilities, as independent auditors, in relation to the supplementary information are established in the United Kingdom by the Auditing Practices Board, by our profession's ethical guidance and the terms of our engagement.

Under the terms of engagement we are required to report to the Company our opinion as to whether the supplementary information has been properly prepared in accordance with the Guidance using the methodology and assumptions set out on pages 136 to 147. We also report if we have not received all the information and explanations we require for this audit.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the supplementary information. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the supplementary information, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the achieved profits supplementary information is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of the supplementary information.

OPINION

In our opinion, the achieved profits supplementary information for the year ended 31 December 2002 has been properly prepared in accordance with the Guidance using the methodology and assumptions set out on pages 136 to 147.

KPMG Audit Plc
Chartered Accountants
8 Salisbury Square
London EC4Y 8BB

24 February 2003

ACHIEVED PROFITS BASIS SUPPLEMENTARY INFORMATION FOR THE YEAR ENDED 31 DECEMBER 2002

1 CONSOLIDATED PROFIT AND LOSS ACCOUNT ON AN ACHIEVED PROFITS BASIS FOR THE YEAR ENDED 31 DECEMBER 2002

	£m		Rm	
	Year to 31 December 2002	Year to 31 December 2001	**Year to 31 December 2002**	Year to 31 December 2001
South Africa				
Life assurance	**418**	588	**6,605**	7,297
Asset management	**28**	37	**441**	458
Banking	**165**	290	**2,605**	3,593
General insurance	**35**	46	**556**	570
	646	961	**10,207**	11,918
United States				
Life assurance	**138**	17	**2,182**	220
Asset management	**95**	116	**1,500**	1,437
	233	133	**3,682**	1,657
United Kingdom and Rest of World				
Life assurance	**5**	(5)	**73**	(51)
Asset management	**2**	(3)	**31**	(38)
Banking	**56**	79	**884**	979
	63	71	**988**	890
	942	1,165	**14,877**	14,465
Other shareholders' income / (expenses)	**(22)**	(29)	**(347)**	(359)
Debt service costs	**(58)**	(67)	**(916)**	(830)
Write-down of strategic investments	**–**	(21)	**–**	(260)
Operating profit based on a long term investment return before goodwill amortisation and impairment, write-down of investment in Dimension Data Holdings plc and Nedcor restructuring and integration costs	**862**	1,048	**13,614**	13,016
Goodwill amortisation and impairment	**(120)**	(632)	**(1,895)**	(7,832)
Write-down of investment in Dimension Data Holdings plc	**(68)**	(269)	**(1,080)**	(3,334)
Nedcor restructuring and integration costs	**(14)**	–	**(227)**	–
Short term fluctuations in investment return (including economic assumption changes)				
Life assurance	**(338)**	178	**(5,340)**	2,205
Other	**(9)**	22	**(128)**	272
Impact of Capital Gains Tax (CGT)	**–**	(78)	**–**	(969)
Operating profit on ordinary activities before tax	**313**	269	**4,944**	3,358
Non-operating items	**(26)**	–	**(409)**	–
Profit on ordinary activities before tax	**287**	269	**4,535**	3,358
Tax on profit on ordinary activities	**(190)**	(371)	**(2,998)**	(4,600)
Profit / (loss) on ordinary activities after tax	**97**	(102)	**1,537**	(1,242)
Minority interests	**(44)**	(26)	**(695)**	(322)
Profit / (loss) for the financial year	**53**	(128)	**842**	(1,564)
Dividends paid and proposed	**(176)**	(172)	**(2,556)**	(2,606)
Retained loss for the financial year	**(123)**	(300)	**(1,714)**	(4,170)

Earnings per share – achieved profits basis		p		c
Operating earnings per share	**14.1**	15.4	**222.8**	190.8
Basic earning / (loss) per share	**1.4**	(3.6)	**22.9**	(44.1)
Weighted average number of shares – millions	**3,670**	3,550	**3,670**	3,550

2 CONSOLIDATED BALANCE SHEET ON AN ACHIEVED PROFITS BASIS AT 31 DECEMBER 2002

	£m		Rm	
	At 31 December 2002	At 31 December 2001	**At 31 December 2002**	At 31 December 2001
Assets:				
Intangible assets (goodwill)	**1,598**	1,580	**22,075**	27,537
Insurance and other assets	**26,593**	31,915	**367,358**	556,232
Banking assets	**21,377**	11,309	**295,291**	197,099
Total long term in-force business asset	**640**	597	**8,843**	10,397
Total assets	**50,208**	45,401	**693,567**	791,265
Liabilities:				
Achieved profits equity shareholders' funds	**3,426**	3,067	**47,329**	53,442
Minority interests	**927**	565	**12,808**	9,847
Subordinated liabilities	**18**	22	**249**	383
Insurance and other liabilities	**25,602**	31,292	**353,666**	545,377
Banking liabilities	**20,235**	10,455	**279,515**	182,216
Total liabilities	**50,208**	45,401	**693,567**	791,265
Reconciliation of total long term in-force business asset:				
Value of in-force business	**1,089**	881	**15,045**	15,350
Adjustment for discounting CGT	**–**	17	**(6)**	298
OMI life subsidiaries statutory solvency adjustment	**(18)**	(17)	**(242)**	(303)
US life statutory solvency adjustment	**(431)**	(284)	**(5,954)**	(4,948)
Total long term in-force business asset	**640**	597	**8,843**	10,397

These supplementary financial statements were approved by the Board on 24 February 2003 and were signed on its behalf by:

Julian V F Roberts
Group Finance Director

3 CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES ON AN ACHIEVED PROFITS BASIS FOR THE YEAR ENDED 31 DECEMBER 2002

	£m		Rm	
	Year to 31 December 2002	Year to 31 December 2001	**Year to 31 December 2002**	Year to 31 December 2001
Profit/(loss) for the financial year	**53**	(128)	**842**	(1,564)
Foreign exchange movements	**442**	(1,277)	**(5,034)**	4,622
Total recognised gains and losses for the year	**495**	(1,405)	**(4,192)**	3,058

4 RECONCILIATION OF MOVEMENTS IN THE CONSOLIDATED ACHIEVED PROFITS EQUITY SHAREHOLDERS' FUNDS FOR THE YEAR ENDED 31 DECEMBER 2002

	£m		Rm	
	Year to 31 December 2002	Year to 31 December 2001	**Year to 31 December 2002**	Year to 31 December 2001
Total recognised gains and losses for the year	**495**	(1,405)	**(4,192)**	3,058
Dividends paid and proposed	**(176)**	(172)	**(2,556)**	(2,606)
	319	(1,577)	**(6,748)**	452
Issue of new capital	**39**	–	**619**	–
Issue of new capital in connection with the acquisition of Fidelity & Guaranty Life	**–**	203	**–**	2,690
Shares issued under option schemes	**1**	5	**16**	61
Proceeds from sale of shares previously held to satisfy claims and errors on demutualisation	**–**	3	**–**	37
Net increase/(decrease) in achieved profits equity shareholders' funds	**359**	(1,366)	**(6,113)**	3,240
Achieved profits equity shareholders' funds at the beginning of the year	**3,067**	4,433	**53,442**	50,202
Achieved profits equity shareholders' funds at the end of the year	**3,426**	3,067	**47,329**	53,442

5 BASIS OF PREPARATION

These supplementary financial statements have been prepared in accordance with the methodology for supplementary reporting for long term insurance business (the achieved profits method) issued in December 2001 by the Association of British Insurers.

These supplementary financial statements have been audited by KPMG Audit Plc and prepared in conjunction with the Group's consulting actuaries Tillinghast-Towers Perrin.

The objective of the achieved profits method is to recognise profit as it is earned arising from contracts of long term insurance business. The methodology is based on an attribution of the assets of a life assurance company between those backing long term insurance contracts (backing assets) and the residual assets representing unencumbered capital.

The backing assets cover:
(i) the long term liabilities calculated in accordance with local supervisory requirements; and
(ii) the solvency capital requirements in each country (or equivalent where there is no local requirement).

Under the achieved profits method the profits of the long term insurance business comprise:
(i) the cash transfers to the residual assets from the backing assets as determined following the statutory valuation;
(ii) the movement over the accounting period in the present value of the expected future cash flows to the residual assets from contracts in force at the balance sheet date and their backing assets; and
(iii) the return on the residual assets.

Shareholder profit arises fundamentally from:
(i) the difference between (a) the amounts charged to policyholders for guarantees, expenses and insurance and (b) the actual experience in respect of these items; and
(ii) the investment return earned on capital.

In addition, for the United States business, the guarantees for interest credited to policyholders' funds are reset periodically. The assumed future credited interest rates are consistent with investment earnings made and in line with recent company policy. The United States business is included from the effective acquisition date of 1 July 2001.

The treatment within these supplementary statements of all businesses other than life assurance is unchanged from the primary financial statements. The requirements of FRS 19, "Deferred Tax", have been complied with for both 2001 and 2002.

6 COMPONENTS OF ACHIEVED PROFITS EQUITY SHAREHOLDERS' FUNDS

	£m		Rm	
	At 31 December 2002	At 31 December 2001	**At 31 December 2002**	At 31 December 2001
Shareholders' adjusted net worth	**2,337**	2,186	**32,284**	38,092
Equity shareholders' funds	**2,786**	2,470	**38,486**	43,045
Adjustment to include OMI life subsidiaries on a statutory solvency basis	**(18)**	(17)	**(242)**	(303)
Adjustment to include US life on a statutory solvency basis	**(431)**	(284)	**(5,954)**	(4,948)
Adjustment for discounting CGT	**–**	17	**(6)**	298
Value of in-force business	**1,089**	881	**15,045**	15,350
Value of in-force business before cost of solvency capital	**1,195**	964	**16,506**	16,803
Cost of solvency capital	**(106)**	(83)	**(1,461)**	(1,453)
Achieved profits equity shareholders' funds	**3,426**	3,067	**47,329**	53,442
Pro forma adjustment to bring listed subsidiaries to market value				
Achieved profits equity shareholders' funds	**3,426**	3,067	**47,329**	53,442
Adjustment to bring listed subsidiaries to market value	**502**	455	**6,938**	7,922
Adjusted embedded value	**3,928**	3,522	**54,267**	61,364

The achieved profits equity shareholders' funds are the sum of the shareholders' adjusted net worth and the value of in-force business. Old Mutual plc's adjusted net worth comprises the assets backing the solvency capital, the residual assets in the life insurance companies and the other net assets of the Group. The value of in-force is the present value of the expected future cash flows to the residual assets from contracts in-force at the balance sheet date and their backing assets less the amount of the solvency capital.

The shareholders' adjusted net worth is equal to the consolidated equity shareholders' funds adjusted to reflect:

(i) the Old Mutual International (OMI) and Old Mutual US life assurance (US life) subsidiaries on a statutory solvency basis. The adjusted net worth also includes goodwill relating to OMUSL of £74 million (R1,022 million) at 31 December 2002 and £65 million (R1,133 million) at 31 December 2001;

(ii) the difference between the face value and discounted value of accrued CGT on South African shareholders' funds. The value of in-force has been restated as this adjustment was previously included in the value of in-force.

All non-life subsidiaries are included at net asset value plus goodwill (as reflected in the primary financial statements) in the achieved profits shareholders' funds. A pro forma adjustment to include listed subsidiaries at market value has been provided separately.

The table below sets out a geographical analysis of the value of in-force business.

	£m		Rm	
	At 31 December 2002	At 31 December 2001	**At 31 December 2002**	At 31 December 2001
South Africa	**682**	527	**9,419**	9,176
Individual business	**417**	325	**5,751**	5,653
Group business	**265**	202	**3,668**	3,523
United States	**341**	271	**4,712**	4,722
United Kingdom and Rest of World	**66**	83	**914**	1,452
Value of in-force business	**1,089**	881	**15,045**	15,350

6 COMPONENTS OF ACHIEVED PROFITS EQUITY SHAREHOLDERS' FUNDS continued

The encumbered and unencumbered capital as at 31 December 2002 and 31 December 2001 are shown in the table below.

	£m		Rm	
	At 31 December 2002	At 31 December 2001	**At 31 December 2002**	At 31 December 2001
South Africa	**1,139**	1,000	**15,739**	17,414
Encumbered capital	**1,008**	729	**13,925**	12,697
Unencumbered capital	**131**	271	**1,814**	4,717
United States	**355**	206	**4,904**	3,591
Encumbered capital	**155**	92	**2,144**	1,605
Unencumbered capital	**200**	114	**2,760**	1,986

For South Africa the average unencumbered capital applicable for the year ended 31 December 2002 and the year ended 31 December 2001 was £160 million (R2,524 million) and £139 million (R1,722 million) respectively. These average figures were used to determine the expected return on the unencumbered capital.

7 SEGMENTAL ANALYSIS OF RESULTS

	£m				Rm			
	South Africa	United States	UK and Rest of World	Total	South Africa	United States	UK and Rest of World	Total
Year to 31 December 2002								
New business contribution	114	80	3	197	1,806	1,261	42	3,109
Profits from existing business								
Expected return on in-force business	150	35	6	191	2,367	561	100	3,028
Expected return on encumbered capital	113	6	4	123	1,778	98	63	1,939
Experience variances	36	–	(10)	26	569	(3)	(160)	406
Operating assumption changes	(17)	(9)	2	(24)	(268)	(141)	28	(381)
Risk margin changes	–	18	–	18	–	284	–	284
Expected return on unencumbered capital	22	8	–	30	353	122	–	475
Life assurance operating profit before tax	418	138	5	561	6,605	2,182	73	8,860
Investment return variances								
On value of in-force	(87)	(25)	(2)	(114)	(1,381)	(396)	(23)	(1,800)
On capital	(250)	(4)	(14)	(268)	(3,950)	(60)	(221)	(4,231)
Effect of economic assumption changes	24	19	1	44	371	303	17	691
Life assurance achieved profits before tax	105	128	(10)	223	1,645	2,029	(154)	3,520
Attributed tax	(68)	(32)	–	(100)	(1,067)	(508)	–	(1,575)
Life assurance achieved profits after tax	37	96	(10)	123	578	1,521	(154)	1,945

7 SEGMENTAL ANALYSIS OF RESULTS continued

	£m				Rm			
	South Africa	United States	UK and Rest of World	Total	South Africa	United States	UK and Rest of World	Total
Year to 31 December 2001								
New business contribution	109	19	3	131	1,350	244	42	1,636
Profits from existing business								
Expected return on in-force business	191	20	13	224	2,369	250	160	2,779
Expected return on encumbered capital	147	3	5	155	1,820	35	62	1,917
Experience variances	42	(15)	2	29	525	(189)	26	362
Operating assumption changes	3	–	(9)	(6)	39	–	(110)	(71)
Risk margin changes	77	–	–	77	953	–	–	953
Development costs	–	(13)	(19)	(32)	–	(161)	(231)	(392)
Expected return on unencumbered capital	19	3	–	22	241	41	–	282
Life assurance operating profit before tax	588	17	(5)	600	7,297	220	(51)	7,466
Investment return variances								
On value of in-force	50	8	(3)	55	617	100	(34)	683
On capital	40	(13)	15	42	492	(172)	186	506
Effect of economic assumption changes	64	11	6	81	799	139	78	1,016
Impact of CGT	(78)	–	–	(78)	(969)	–	–	(969)
Life assurance achieved profits before tax	664	23	13	700	8,236	287	179	8,702
Attributed tax	(211)	(6)	(11)	(228)	(2,626)	(71)	(136)	(2,833)
Life assurance achieved profits after tax	453	17	2	472	5,610	216	43	5,869

The new business contribution is the value of new business written during the period, determined initially at the point of sale, and then accumulated to the end of the period by applying the discount rate to the value of new business at the point of sale and adding back the expected cost of solvency capital between the point of sale and the end of the period.

The expected return on the in-force business is determined by applying the discount rate to the value of in-force business at the beginning of the period and adding back the expected cost of solvency capital over the period.

The expected return on encumbered capital is determined by applying the equity return assumption at the previous year end to the opening solvency capital.

The experience variances arise in the period due to differences between the actual experience and the assumptions used to calculate the value at the start of the period. The amount under operating assumption changes reflects revised expectations of future experience. The risk margin change for December 2001 reflects a 0.5% reduction in the South African risk margin. The risk margin change for December 2002 reflects a 0.5% reduction in the United States risk margin. The United States risk margin was reviewed in line with the United States market practice. The investment assumptions are shown in section 9.

Expected return on the unencumbered capital for South Africa is 14% and 7% for the United States. The unencumbered capital is the life capital in excess of the solvency capital referred to previously. For South Africa, the life capital is an average value of investible shareholders' assets, excluding subsidiaries eliminated on consolidation, adjusted for net fund flow. Investment return variances consist of two components: investment variances on the value of in-force which represent the differences between the actual returns in the period and the assumptions used to calculate the value at the start of the period; and short term fluctuations of investment return on the life capital.

Effect of economic assumption changes represents the impact of interest rate changes. The impact of changes to the differentials between the various investment and economic assumptions is also included. However, the risk margin changes for December 2001 and December 2002, referred to previously, are included under profits from existing business (risk margins changes). The investment assumptions are shown in section 9.

7 SEGMENTAL ANALYSIS OF RESULTS continued

The impact of CGT relates to the change in the cost of capital as at 31 December 2001 as a result of the introduction of Capital Gains Tax in South Africa in October 2001. This is a one-off item as going forward the impact of CGT is allowed for in the calculation of the value of in-force business. The segmental results for the United States include the operating profit generated by Old Mutual Reassurance in Ireland, a subsidiary of Old Mutual plc, which provides reinsurance to the United States life companies.

The difference between the total tax charge shown in the previous segmental analysis, and the total tax charge shown in the profit and loss account in section 1, represents the tax charge on the non-life assurance businesses.

	£m	Rm
Year to 31 December 2002		
Tax on life assurance achieved profits		
South Africa – value of in-force	**80**	**1,264**
– capital	**(12)**	**(197)**
United States	**32**	**508**
United Kingdom and Rest of World	**–**	**–**
	100	**1,575**
Tax on non-life assurance businesses	**90**	**1,423**
Tax on profit of ordinary activities	**190**	**2,998**
Year to 31 December 2001		
Tax on life assurance achieved profits		
South Africa – value of in-force	200	2,490
– capital	11	136
United States	6	71
United Kingdom and Rest of World	11	136
	228	2,833
Tax on non-life assurance businesses	143	1,767
Tax on profit of ordinary activities	371	4,600

8 VALUE OF NEW BUSINESS

The tables below set out a geographical analysis of the value of new business (VNB) for the year to 31 December 2002 and the year to 31 December 2001. United States new business numbers for 2001 are in respect of the second six months only. Annual Premium Equivalent (APE) is calculated as recurring premiums (RP) plus 10% of single premiums (SP). New business profitability, as measured by the ratio of the VNB to the APE, is also shown under "Margin" below.

The value of new business is grossed up to the pre-tax level. The assumptions and tax rates used to calculate the value of new business are set out in section 9.

	For the year to 31 December 2002					For the year to 31 December 2002			
	RP £m	SP £m	APE £m	VNB £m	Margin	RP Rm	SP Rm	APE Rm	VNB Rm
South Africa	134	1,014	235	114	49%	2,104	16,009	3,705	1,806
Individual business	115	546	170	53	31%	1,808	8,624	2,670	841
Group business	19	468	65	61	93%	296	7,385	1,035	965
United States	37	2,629	300	80	27%	586	41,500	4,736	1,261
UK and Rest of World	12	104	22	3	12%	186	1,641	350	42
Total	183	3,747	557	197	36%	2,876	59,150	8,791	3,109

	For the year to 31 December 2001					For the year to 31 December 2001			
	RP £m	SP £m	APE £m	VNB £m	Margin	RP Rm	SP Rm	APE Rm	VNB Rm
South Africa	140	1,142	254	109	43%	1,728	14,143	3,142	1,350
Individual business	120	792	199	66	33%	1,486	9,812	2,467	813
Group business	20	350	55	43	80%	242	4,331	675	537
United States*	26	578	84	19	22%	349	7,719	1,121	244
UK and Rest of World	12	106	23	3	15%	151	1,323	283	42
Total	178	1,826	361	131	36%	2,228	23,185	4,546	1,636

*United States new business for 6 months only.

8 VALUE OF NEW BUSINESS continued

The value of new business after tax is shown in the tables below.

	For the year to 31 December 2002					For the year to 31 December 2002			
	RP £m	SP £m	APE £m	VNB £m	Margin	RP Rm	SP Rm	APE Rm	VNB Rm
South Africa	134	1,014	235	71	30%	2,104	16,009	3,705	1,124
Individual business	115	546	170	33	20%	1,808	8,624	2,670	524
Group business	19	468	65	38	58%	296	7,385	1,035	600
United States	37	2,629	300	56	19%	586	41,500	4,736	883
UK and Rest of World	12	104	22	3	12%	186	1,641	350	42
Total	183	3,747	557	130	23%	2,876	59,150	8,791	2,049

	For the year to 31 December 2001					For the year to 31 December 2001			
	RP £m	SP £m	APE £m	VNB £m	Margin	RP Rm	SP Rm	APE Rm	VNB Rm
South Africa	140	1,142	254	68	27%	1,728	14,143	3,142	840
Individual business	120	792	199	41	21%	1,486	9,812	2,467	506
Group business	20	350	55	27	49%	242	4,331	675	334
United States*	26	578	84	13	15%	349	7,719	1,121	171
UK and Rest of World	12	106	23	3	15%	151	1,323	283	42
Total	178	1,826	361	84	23%	2,228	23,185	4,546	1,053

*United States new business for 6 months only.

The value of new individual unit trust and some group market-linked business written by the life companies is excluded, as the profits on this business arise in the asset management subsidiaries. It also excludes premium increases arising from indexation arrangements in respect of existing business, as these are already included in the value of in-force business. The premiums shown for the United States exclude reinsurance ceded externally.

The increase in the margin for South Africa occurred because a higher proportion of Group Business with-profit annuities was sold.

A reconciliation of the new business premiums shown in the notes to the financial statements to those shown above, for the year ended 31 December 2002, is set out below.

	£m		Rm	
	Recurring premiums	Single premiums	Recurring premiums	Single premiums
Year to 31 December 2002				
New business premiums in the notes to the financial statements	219	4,003	3,444	63,187
Less:				
United States reinsurance ceded externally	(36)	(4)	(568)	(62)
Group market-linked business not valued	–	(185)	–	(2,921)
Unit trust business not valued	–	(64)	–	(1,007)
Selestia business not valued	–	(3)	–	(47)
New business premiums as per achieved profits supplementary statements	183	3,747	2,876	59,150

9 ASSUMPTIONS

The principal assumptions used in the calculation of the value of in-force business and the value of new business are set out below.

- The pre-tax investment and economic assumptions used for South African and United States businesses were as follows:

South Africa	31 December 2002	31 December 2001
Fixed interest return	**11.0%**	12.0%
Equity return	**13.0%**	14.0%
Property return	**12.0%**	13.0%
Inflation	**7.0%**	8.0%
Risk discount rate	**13.5%**	14.5%

United States	31 December 2002	31 December 2001
Treasury yield	**4.0%**	5.0%
Inflation	**3.0%**	3.0%
New money yield assured	**6.0%**	6.6%
Net portfolio earned rate	**7.2%**	7.3%
Risk discount rate	**8.0%**	9.5%

- For the other operations, appropriate investment and economic assumptions were chosen on bases consistent with those adopted in South Africa. Where applicable, rates of future bonuses have been set at levels consistent with the investment return assumptions. Projected company taxation is based on the current tax basis that applies in each country.

- For the South African business full allowance has been made for STC that may be payable in South Africa. Full account has been taken of the impact of CGT introduced in South Africa with effect from 1 October 2001. It has been assumed that 10% of the equity portfolio (excluding group subsidiaries) will be traded each year. For the United States business full allowance has been made for existing tax attributes of the companies, including the use of existing carry forwards and preferred tax credit investments. Achieved profits results are initially calculated on an after tax basis and are then grossed up to the pre-tax level for presentation in the profit and loss account and the segmental analysis of results. The tax rates used were the effective corporation tax rates of 37.8% for South African business (December 2001: 37.8%), 30% for United States business (December 2001: 30%) and 0% for United Kingdom and Rest of World (December 2001: 0%) except for the investment return on capital for which the attributed tax was derived from the primary accounts.

- The assumed future mortality, morbidity and voluntary discontinuance rates have been based as far as possible on analyses of recent operating experience. Allowance has been made where appropriate for the effect of expected AIDS-related claims.

- The management expenses attributable to life assurance business have been analysed between expenses relating to the acquisition of new business and the maintenance of business in-force. Assumed future expenses were based on levels experienced up to 31 December 2002. The future expenses attributable to life assurance business do not include Group holding company expenses.

- Material development costs are disclosed separately in 2001. No allowance has been made for future development costs.

- Future investment expenses were based on the current scales of fees payable by the life assurance companies to the asset management subsidiaries. To the extent that these fees include profit margins for the asset management subsidiaries, these margins have not been included in the value of in-force business or the value of new business.

- The effect of increases in premiums over the period for policies in-force at 31 December 2002 and at 31 December 2001 has been included in the value of in-force business only where such increases are associated with indexation arrangements. Other increases in premiums of existing policies are included in the value of new business.

9 ASSUMPTIONS continued

- New schemes written on which recurring single premiums are expected to be received on a regular basis are treated as new business. The annualised premium is recognised as recurring premium new business at inception of the scheme and is determined by annualising the actual premiums received during the year in question. Subsequent recurring single premiums received in future years are not treated as new business, as these have already been provided for in calculating the value of in-force business.

- The value of in-force and value of new business is sensitive to changes in various economic and non-economic assumptions. The sensitivities of the value of in-force and value of new business to changes in key assumptions are set out in section 10.

Conversions between Rand, US Dollar and Sterling were carried out at the following exchange rates:

	Rand per Sterling	US$ per Sterling	Rand per US$
At 31 December 2002	**13.8141**	**1.6105**	**8.5775**
At 31 December 2001	17.4286	1.4542	11.9850
Year to 31 December 2002 (average)	**15.7878**	**1.5030**	**10.5042**
Year to 31 December 2001 (average)	12.3923	1.4405	9.2670

10 ALTERNATIVE ASSUMPTIONS

The tables below for South Africa and the United States show the sensitivity of the value of in-force at 31 December 2002 and the value of new business for the year ended 31 December 2002 to changes in key assumptions. For each sensitivity illustrated, all other assumptions have been left unchanged.

The sensitivity of the adjustment for discounting CGT, which is included in the shareholders' adjusted net worth, to changes in the central discount rate is not material and is not included in the table below.

	£m		Rm	
South Africa	Value of *in-force* business at 31 December 2002	Value of *new life* business at 31 December 2002	Value of *in-force* business at 31 December 2002	Value of *new life* business at 31 December 2002
Central assumptions	682	114	9,419	1,806
Value before cost of solvency capital	763	123	10,545	1,950
Cost of solvency capital	(81)	(9)	(1,126)	(144)
Effect of:				
Central discount rate +1%	586	100	8,090	1,582
Value before cost of solvency capital	722	115	9,971	1,821
Cost of solvency capital	(136)	(15)	(1,881)	(239)
Central discount rate –1%	790	130	10,920	2,056
Value before cost of solvency capital	809	132	11,187	2,093
Cost of solvency capital	(19)	(2)	(267)	(37)
Decreasing the pre-tax investment return assumptions by 1% with bonus rates changing commensurately	592	103	8,184	1,626
Value before cost of solvency capital	734	118	10,150	1,867
Cost of solvency capital	(142)	(15)	(1,966)	(241)
Voluntary discontinuance rates increasing by 25%	651	100	8,989	1,584
Maintenance expense levels increasing by 20% with no corresponding increase in policy charges	613	105	8,464	1,653
Increasing the inflation assumption by 1%	672	112	9,278	1,769

10 ALTERNATIVE ASSUMPTIONS continued

United States	£m Value of in-force business at 31 December 2002	£m Value of new life business at 31 December 2002	Rm Value of in-force business at 31 December 2002	Rm Value of new life business at 31 December 2002
Central assumptions	341	80	4,712	1,261
Value before cost of solvency capital	364	94	5,029	1,490
Cost of solvency capital	(23)	(14)	(317)	(229)
Effect of:				
Central discount rate +1%	317	72	4,374	1,135
Value before cost of solvency capital	344	89	4,753	1,408
Cost of solvency capital	(27)	(17)	(379)	(273)
Central discount rate –1%	368	89	5,084	1,401
Value before cost of solvency capital	386	100	5,332	1,579
Cost of solvency capital	(18)	(11)	(248)	(178)
Decreasing the pre-tax investment return assumptions by 1% with credited rates changing commensurately	345	81	4,765	1,281
Value before cost of solvency capital	367	95	5,074	1,504
Cost of solvency capital	(22)	(14)	(309)	(223)
Voluntary discontinuance rates increasing by 25%	316	74	4,362	1,166
Maintenance expense levels increasing by 20% with no corresponding increase in policy charges	331	77	4,566	1,219
Increasing the inflation assumption by 1%	341	80	4,705	1,260
Increasing Risk Based Capital to 200%, with 1% reduction in central discount rate	344	78	4,752	1,232
Value before cost of solvency capital	380	100	5,249	1,579
Cost of solvency capital	(36)	(22)	(497)	(347)

FINANCIAL HISTORY

	£m				Rm			
	2002	2001	2000	1999	**2002**	2001	2000	1999
Life assurance new business premiums								
Single	**4,003**	2,140	1,902	1,852	**63,187**	26,520	20,010	18,260
Recurring	**219**	217	248	240	**3,444**	2,688	2,609	2,366
Annual premium equivalent	**619**	431	438	425	**9,763**	5,339	4,610	4,192
Summary consolidated profit and loss account								
South Africa								
Technical result	**208**	249	250	235	**3,283**	3,085	2,630	2,317
Long term investment return	**135**	148	215	167	**2,131**	1,830	2,262	1,647
Life assurance	**343**	397	465	402	**5,414**	4,915	4,892	3,964
Asset management	**28**	37	46	30	**441**	458	484	296
Banking	**165**	290	269	191	**2,605**	3,593	2,829	1,885
General insurance	**35**	46	44	59	**556**	570	463	582
	571	770	824	682	**9,016**	9,536	8,668	6,727
United States								
Life assurance	**83**	13	–	–	**1,310**	161	–	–
Asset management	**95**	116	44	–	**1,500**	1,437	462	–
	178	129	44	–	**2,810**	1,598	462	–
United Kingdom and Rest of World								
Life assurance	**(3)**	(2)	13	(26)	**(47)**	(25)	137	(257)
Asset management	**2**	(3)	34	18	**31**	(38)	359	177
Banking	**56**	79	58	19	**884**	979	611	187
	55	74	105	11	**868**	916	1,107	107
	804	973	973	693	**12,694**	12,050	10,237	6,834
Other shareholders' income / (expenses)	**(22)**	(29)	(34)	(32)	**(347)**	(359)	(357)	(316)
Debt service costs	**(58)**	(67)	(28)	–	**(916)**	(830)	(295)	–
Write-down of strategic investments	**–**	(21)	–	–	**–**	(260)	–	–
Operating profit based on a long term investment return before goodwill amortisation and impairment, write-down of investment in Dimension Data Holdings plc and Nedcor restructuring and integration costs	**724**	856	911	661	**11,431**	10,601	9,585	6,518
Goodwill amortisation and impairment	**(120)**	(632)	(54)	(5)	**(1,895)**	(7,832)	(568)	(49)
Write-down of investment in Dimension Data Holdings plc	**(68)**	(269)	–	–	**(1,080)**	(3,334)	–	–
Nedcor restructuring and integration costs	**(14)**	–	–	–	**(227)**	–	–	–
Short term fluctuations in investment return	**(91)**	126	(180)	778	**(1,439)**	1,561	(1,894)	7,670
Operating profit on ordinary activities before tax	**431**	81	677	1,434	**6,790**	996	7,123	14,139
Non-operating items	**(6)**	–	356	54	**(88)**	–	3,746	532
Profit on ordinary activities before tax	**425**	81	1,033	1,488	**6,702**	996	10,869	14,671
Tax on profit on ordinary activities	**(224)**	(319)	(138)	(165)	**(3,535)**	(3,948)	(1,455)	(1,627)
Profit / (loss) on ordinary activities after tax	**201**	(238)	895	1,323	**3,167**	(2,952)	9,414	13,044
Minority interests	**(44)**	(26)	(341)	(257)	**(695)**	(322)	(3,588)	(2,534)
Profit / (loss) for the financial year	**157**	(264)	554	1,066	**2,472**	(3,274)	5,826	10,510
Dividends paid and proposed	**(176)**	(172)	(163)	(69)	**(2,556)**	(2,606)	(1,714)	(680)
Retained (loss) / profit for the financial year	**(19)**	(436)	391	997	**(84)**	(5,880)	4,112	9,830

Earnings and dividend per share	2002	2001	2000	1999 p	2002	2001	2000	1999 c
Earnings per share								
Operating earnings per share	**11.3**	12.1	18.4	12.3	**179.0**	149.1	194.3	121.4
Basic earnings / (loss) per share	**4.3**	(7.4)	16.4	34.1	**67.4**	(92.2)	172.7	336.2
Dividend per share (Rand dividend indicative only for 2002), (1999 Both pro forma)	**4.8**	4.8	4.7	4.0	**69.6**	72.3	49.5	39.3
Weighted average number of shares – millions	**3,670**	3,550	3,373	3,127	**3,670**	3,550	3,373	3,127

Consolidated balance sheet	2002	2001	2000	1999 £m	2002	2001	2000	1999 Rm
Assets								
Intangible assets (goodwill)	**1,598**	1,580	2,279	164	**22,075**	27,537	25,786	1,629
Insurance and other assets	**26,593**	31,915	26,901	25,575	**367,358**	556,232	304,419	254,123
Banking assets	**21,377**	11,309	17,287	13,217	**295,291**	197,099	195,597	131,330
	49,568	44,804	46,467	38,956	**684,724**	780,868	525,802	387,082
Liabilities								
Shareholders' funds	**2,786**	2,470	3,659	3,513	**38,486**	43,045	41,440	34,907
Minority interests	**927**	565	1,013	857	**12,808**	9,847	11,458	8,515
Subordinated liabilities	**18**	22	39	–	**249**	383	442	–
Insurance and other liabilities	**25,602**	31,292	26,355	22,498	**353,666**	545,377	298,203	223,549
Banking liabilities	**20,235**	10,455	15,401	12,088	**279,515**	182,216	174,259	120,111
	49,568	44,804	46,467	38,956	**684,724**	780,868	525,802	387,082
Funds under management	**123,596**	143,096	168,748	44,869	**1,707,365**	2,493,960	1,909,349	445,836
Embedded value	**3,928**	3,522	5,553	5,414	**54,267**	61,364	62,831	53,794

Exchange rates	2002	2001	2000	1999
Sterling / Rand				
Average rate	**15.7878**	12.3923	10.5213	9.8588
Closing rate	**13.8141**	17.4286	11.3148	9.9364
Sterling / US Dollar				
Average rate	**1.5030**	1.4405	1.5159	–
Closing rate	**1.6105**	1.4542	1.4937	–

The information contained in the financial summary is extracted from published accounts. Comparative years have been restated for the implementation of FRS 19, "Deferred Tax".

NOTICE OF ANNUAL GENERAL MEETING

The Annual General Meeting of Old Mutual plc (the "Company") will be held in the Ballroom, Claridge's, Brook Street, London W1A 2JQ on Friday 16 May 2003 at 11.00 a.m. for the following purposes:

1 To receive and adopt the directors' report and audited financial statements of the Group for the year ended 31 December 2002.

2 To declare a final dividend of 3.1p per ordinary share.

3 (i) To re-elect Mr N D T Andrews as a director of the Company;

(ii) to re-elect Mr W A M Clewlow as a director of the Company;

(iii) to re-elect Mr C D Collins as a director of the Company;

(iv) to re-elect Mr R C M Laubscher as a director of the Company;

(v) to re-elect Mr M J Levett as a director of the Company.

4 To re-appoint KPMG Audit Plc as auditors to the Company.

5 To authorise the directors of the Company to settle the remuneration of the auditors.

As special business, to consider and, if thought fit, pass the following resolutions, those numbered 6 and 7 as Ordinary Resolutions and those numbered 8, 9, and 10 (i) to (iv) as Special Resolutions:

ORDINARY RESOLUTIONS

6 To approve the Remuneration Report in the Company's report and accounts for the year ended 31 December 2002.

7 That, pursuant to section 80 of the Companies Act 1985, and in substitution for any previously existing authority under that section insofar as not already used, the directors be and they are hereby authorised generally and unconditionally to allot relevant securities (as defined in the said section 80) up to an aggregate nominal amount of £126,084,000 provided that:

(i) this authority shall expire at the end of the next Annual General Meeting of the Company; and

(ii) the Company may before such expiry make one or more offers or agreements which would or might require securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offers or agreements as if the authority hereby conferred had not expired.

SPECIAL RESOLUTIONS

8 That, subject to the passing of the immediately preceding resolution, the directors be and they are hereby authorised to allot equity securities, within the meaning of section 94 of the Companies Act 1985, up to a maximum nominal aggregate amount of £18,912,000 for cash, as if section 89 (1) of that Act did not apply to any such allotment. This authority shall expire at the end of the next Annual General Meeting of the Company, save that the Company may before such expiry make one or more offers or agreements which would or might require securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offers or agreements as if the power conferred hereby had not expired.

9 That the Company be and is hereby authorised in accordance with section 166 of the Companies Act 1985 to purchase Ordinary Shares of 10p each in the Company ("Ordinary Shares") by way of market purchase (as defined in section 163 (3) of the Companies Act 1985) upon and subject to the following conditions:

(i) the maximum number of such Ordinary Shares which may be purchased pursuant to this authority (when aggregated with any purchases made pursuant to any of the contingent purchase contracts referred to in Resolutions 10 (i) to (iv) below) shall be 378,253,948;

(ii) the minimum price which may be paid for any Ordinary Share is 10p and the maximum price (exclusive of expenses) which may be paid for such Ordinary Share is not more than 5% above the average of the middle market values taken from the London Stock Exchange Daily Official List for the five business days before the date on which such Ordinary Share is contracted to be purchased;

(iii) such authority shall continue for a period of 12 months from the date hereof (or until the conclusion of the Company's Annual General Meeting in 2004, whichever is the later), provided that any contract for the purchase of any such Ordinary Shares which is concluded before the expiry of the said authority may be executed wholly or partly after the said authority expires; and

(iv) all Ordinary Shares purchased pursuant to the said authority shall be cancelled immediately upon completion of the purchase.

10 That the following contingent purchase contracts, in the respective forms produced to the meeting (or with any non-material amendments thereto which the directors may consider to be necessary or desirable), each be and is hereby approved in accordance with section 164 of the Companies Act 1985 and that the Company be and is hereby authorised to make off-market purchases of its shares pursuant to each such contract for a period of 12 months from the date hereof (or until the conclusion of the Company's Annual General Meeting in 2004, whichever is the later):

(i) contract between the Company and Merrill Lynch South Africa (Pty) Limited pursuant to which the Company may make off-market purchases from Merrill Lynch South Africa (Pty) Limited of up to a maximum of 378,253,948 Ordinary Shares of 10p each in the Company ("Ordinary Shares") in aggregate (such maximum number to be reduced by any purchases made pursuant to the authority in Resolution 9 above or any of the other contingent purchase contracts referred to in Resolutions 10 (ii), (iii) and (iv));

(ii) contract between the Company and Investment House Namibia (Pty) Limited pursuant to which the Company may make off-market purchases from Investment House Namibia (Pty) Limited of up to a maximum of 378,253,948 Ordinary Shares in aggregate (such maximum number to be reduced by any purchases made pursuant to the authority in Resolution 9 above or any of the other contingent purchase contracts referred to in Resolutions 10 (i), (iii) and (iv));

(iii) contract between the Company and Fleming Martin Edwards Securities (Private) Limited pursuant to which the Company may make off-market purchases from Fleming Martin Edwards Securities (Private) Limited of up to a maximum of 378,253,948 Ordinary Shares in aggregate (such maximum number to be reduced by any purchases made pursuant to the authority in Resolution 9 above or any of the other contingent purchase contracts referred to in Resolutions 10 (i), (ii) and (iv));

(iv) contract between the Company and Stockbrokers Malawi Limited pursuant to which the Company may make off-market purchases from Stockbrokers Malawi Limited of up to a maximum of 378,253,948 Ordinary Shares in aggregate (such maximum number to be reduced by any purchases made pursuant to the authority in Resolution 9 above or any of the other contingent purchase contracts referred to in Resolutions 10 (i), (ii) and (iii)).

By order of the Board

Martin C Murray
Group Company Secretary
London, 24 February 2003

Registered Office:
3rd Floor
Lansdowne House
57 Berkeley Square
London W1J 6ER

NOTICE OF ANNUAL GENERAL MEETING CONTINUED

Notes:

1 A member of the Company entitled to attend and vote at the meeting may appoint (a) proxy(ies) to attend and, on a poll, vote on his or her behalf. A proxy need not be a member of the Company. A member who holds shares through Old Mutual Nominees may instruct the nominee company to vote on his or her behalf or request such nominee company to appoint him or her as proxy to enable him or her to attend the meeting in person. (Old Mutual Nominees is Old Mutual (South Africa) Nominees (Pty) Limited, Old Mutual (Namibia) Nominees (Pty) Limited, Old Mutual Zimbabwe Nominees (Private) Limited or Old Mutual (Blantyre) Nominees Limited, if shares are held through the Group's nominee on the South African, Namibian, Zimbabwe or Malawi register respectively.) Beneficial shareholders who have dematerialised or immobilised their shareholdings in STRATE, other than through Old Mutual Nominees, may provide their CSDP or broker with voting instructions in accordance with the applicable custody agreement or may apply to that CSDP or broker for a letter of representation from the registered shareholder to enable them to attend the meeting in person.

2 Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company gives notice that only those shareholders entered on the register of members of the Company at 6.00 p.m. (UK time) on 14 May 2003 will be entitled to attend and to vote at the Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to the entries on the register after that time will be disregarded in determining the rights of any person to attend or vote at the meeting.

3 To be effective, the form of proxy or, as the case may be, the voting instruction form in favour of Old Mutual Nominees (see note 1 above) and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be received at the return address specified on the envelope enclosed with the form of proxy or voting instruction form or by the Company's Registrars, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 7NH by not later than 11.00 a.m. (UK time) on 14 May 2003. If no return envelope is enclosed with the voting instruction form, this will be because the records available to the Company show your shareholding to have been dematerialised in the context of STRATE through a CSDP or broker other than under the Issuer-Sponsored Nominee Programme. In that case, you should contact your CSDP or broker to ascertain the return address for it to process your voting instructions. It is recommended that, because of the requirement for votes in relation to shares dematerialised or immobilised in the context of STRATE to be collated through CSDPs and brokers and then reconciled through PLC Nominees (Pty) Limited, voting instructions by beneficial owners of such shares be submitted so as to arrive at least 72 hours before the time of the meeting.

4 The completion and return of a form of proxy or voting instruction form will not preclude a member entitled to attend and vote at the meeting from doing so if he or she wishes.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the directors' service contracts, together with the register of directors' interests and the contingent purchase contracts referred to in Resolutions 10 (i) to (iv), are available for inspection at the registered office of the Company in London; at Mutualpark, Jan Smuts Drive, Pinelands 7405, South Africa; at Management Suite, 93 Grayston Drive, Sandton, South Africa; at Old Mutual Building, Glyn Jones Road, Blantyre, Malawi; at Mutual Platz, 5th Floor, Post Street Mall, Windhoek, Namibia; at Mutual Gardens, 100 The Chase (West), Emerald Hill, Harare, Zimbabwe; and at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY during normal business hours on each business day from the date of this notice until the Annual General Meeting and at the Ballroom, Claridge's, Brook Street, London W1A 2JQ from at least 15 minutes prior to the Annual General Meeting until the conclusion of that meeting.

ANNUAL GENERAL MEETING – EXPLANATORY NOTES

RESOLUTION 2 – DIVIDEND

A final dividend of 3.1p per Ordinary Share is being recommended by the Board. Subject to the dividend being approved at the Annual General Meeting, it is expected that the relevant subsidiaries of the Company will declare to the trustees of the Dividend Access Trusts, which have been established in each of South Africa, Zimbabwe, Namibia and Malawi, an equivalent amount of dividend in relation to the estimated number of shares on those territories' respective registers in the respective local currencies of those territories (by reference to the exchange rates prevailing on 3 April 2003, as determined by the Company).

Shareholders on the branch registers (or, in the case of Namibia, the relevant section of the principal register) in those territories will then receive their dividend, in accordance with the provisions of the Company's Articles of Association, from the Dividend Access Trust concerned, rather than from the Company.

The equivalent amounts of the recommended dividend in each of the four other currencies will be notified by the Company to each of the stock exchanges on which the Company's shares are listed on 4 April 2003.

RESOLUTIONS 3 (i) TO (v) – RE-ELECTION OF DIRECTORS

Mr Andrews, who has been appointed as a director since the last Annual General Meeting, automatically retires in accordance with Article 94 of the Company's Articles of Association and will seek re-election at the Annual General Meeting.

Mr Clewlow, Mr Collins, Mr Laubscher and Mr Levett retire by rotation in accordance with Articles 95 and 96 of the Company's Articles of Association and will also be seeking re-election at the meeting.

Details of the employment contracts or letters of engagement of each of the directors, including those who are subject to re-election, are contained in the Remuneration Report on pages 44 to 54. Biographical details of each of the directors are set out on pages 38 and 39.

RESOLUTIONS 4 AND 5 – AUDITORS

KPMG Audit Plc has indicated its willingness to continue in office and Resolution 4 proposes the re-appointment of that firm as the Company's auditors. Resolution 5 proposes that the directors be authorised to determine the remuneration of the auditors.

RESOLUTION 6 – APPROVAL OF THE REMUNERATION REPORT

In accordance with the Directors' Remuneration Report Regulations 2002, an advisory resolution will be proposed to approve the Remuneration Report on pages 44 to 54.

RESOLUTIONS 7 AND 8 – AUTHORITY TO ALLOT SHARES

In accordance with section 80 of the UK Companies Act 1985 (the "Companies Act"), it is proposed to renew the authority for the directors to allot relevant securities up to an amount not exceeding 33⅓% (rounded down to the nearest £1,000 nominal) of the current issued ordinary share capital at 24 February 2003 without having to obtain prior approval from shareholders.

In accordance with section 95 of the Companies Act, it is proposed to renew the authority of the directors to allot equity securities for cash without first being required to offer such securities pro rata to existing shareholders in accordance with the provisions of the Companies Act. This authority relates to up to 189,120,000 Ordinary Shares, being 5% (rounded down to the nearest £1,000 nominal) of the issued ordinary share capital of the Company at 24 February 2003.

RESOLUTIONS 9 AND 10 (i) TO (iv) – PURCHASE OF OWN SHARES

Under Resolution 9, the Board is seeking to renew the standard general authority from shareholders to make market purchases of up to 10% of the Company's issued Ordinary Shares. In addition, it is seeking shareholders' approval (under Resolutions 10 (i) to (iv)) to renew for a further year four contingent purchase contracts, the effect of which would be to enable the Company to repurchase its shares on the JSE Securities Exchange South Africa and the Namibian, Zimbabwe and Malawi Stock Exchanges respectively. These authorities, if renewed, would run in parallel with the general authority (under Resolution 9) to purchase shares on the London Stock Exchange and any purchases under any such authority would be aggregated for the purposes of monitoring the overall 10% limit on purchases.

The purchase price for any shares cannot be more than 5% above the average of the middle market quotations taken from the London Stock Exchange Daily Official List for the five business days preceding such purchase (translated, for the purposes of any purchases under any of the contingent purchase contracts described in Resolutions 10 (i) to (iv), into the applicable local currency at the then prevailing exchange rate). Any shares purchased under the authority granted by Resolution 9 or pursuant to any of the contingent purchase contracts to be approved under Resolutions 10 (i) to (iv) will be cancelled and not reissued.

The authorities under Resolutions 9 and 10 (i) to (iv), if approved, will only be exercised if market conditions make it advantageous for the Company to do so and the Board considers this to be in the best interests of shareholders generally.

SHAREHOLDER INFORMATION

The Company's shares are listed on the London, Malawi, Namibian and Zimbabwe Stock Exchanges and on the JSE Securities Exchange South Africa (JSE). The primary listing is on the London Stock Exchange and the other listings are all secondary listings. The ISIN number of the Company's shares is GB0007389926.

The high and low prices at which the Company's shares are recorded by the various exchanges as having traded during 2002 and 2001 were as follows:

	2002		2001	
	High	**Low**	High	Low
London Stock Exchange	**118.8p**	**65.5p**	177.0p	83.5p
JSE	**R18.2**	**R10.8**	R19.9	R12.2
Malawi Stock Exchange	**MK150.0**	**MK81.0**	MK190.0	MK150.0
Namibian Stock Exchange	**N$18.1**	**N$11.3**	N$19.9	N$12.8
Zimbabwe Stock Exchange	**Z$1,200**	**Z$370**	Z$1,150	Z$187

At 31 December 2002, the geographical analysis and shareholder profile of the Company's share register were as follows:

	Total shares	% of whole	Number of shareholders
UK (principal) register	1,447,212,588	38.26	13,587
South African branch register	2,230,885,548	58.98	40,803[1]
Malawi branch register	6,510,935	0.17	5,111
Namibian section of register	16,574,209	0.44	891[1]
Zimbabwe branch register	81,323,092	2.15	32,865
	3,782,506,372	100	93,257

Size of shareholding	Total shares	Number of holders
1 – 1,000	28,841,580	77,545
1,001 – 10,000	37,257,665	13,934
10,001 – 100,000	33,227,165	1,107
100,001 – 250,000	35,762,463	216
250,001 +	3,647,417,499	455[1]

Note:

1 The registered shareholdings on the South African branch register include PLC Nominees (Pty) Limited, which held a total of 1,567,212,416 shares as nominee for 543,681 underlying beneficial owners at 31 December 2002. The registered shareholdings on the Namibian section of the register include Old Mutual (Namibia) Nominees (Pty) Limited, which held a total of 6,052,683 shares as nominee for 8,387 underlying beneficial owners at 31 December 2002.

The Company's share register is administered by Computershare Investor Services in conjunction with local representatives in various jurisdictions. The following are the contact details:

In the UK
Computershare Investor Services PLC
The Pavilions, Bridgwater Road
Bristol BS99 7NH
(PO Box 82, Bristol BS99 7NH)
Tel: (44) 870 702 0000
e-mail: *Web.Queries@computershare.co.uk*

In South Africa
Computershare Investor Services Limited
70 Marshall Street, Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
Tel: (27) 11 370 5000

In Malawi
Nico Corporate Finance Limited
Michiru House, Ground Floor
Victoria Avenue, Blantyre
(PO Box 1396, Blantyre)
Tel: (265) 623 856

In Namibia
Transfer Secretaries (Pty) Limited
Kaiserkrone Centre
Shop No. 12, Windhoek
(PO Box 2401, Windhoek)
Tel: (264) 61 227 647

In Zimbabwe
Corpserve (Private) Limited
4th Floor, Intermarket Centre
Corner 1st Street and
Kwame Nkuruma Avenue, Harare
(PO Box 2208, Harare)
Tel: (263) 912 34621-5

The Company's South African Registrars, Computershare Investor Services Limited, administer a telephone and postal sales service for shares held through Old Mutual (South Africa) Nominees (Pty) Limited on the South African branch register and shares held through Old Mutual (Namibia) Nominees (Pty) Limited on the Namibian section of the register. If you hold your shares in this way and wish to sell your shares by telephone, Computershare may be contacted on 0861 60 9000 (a South African number) between 8.00 a.m. and 4.30 p.m. (local time) on Mondays to Fridays, excluding public holidays. A service fee based on the value of the sale is payable.

UNCLAIMED SHARES

The shares of policyholders who qualified for free shares when the Company demutualised, but who have not yet claimed their shares by confirming their personal details, are being kept on their behalf in Unclaimed Shares Trusts, subject to the terms of the Scheme of Demutualisation. In order to claim such shares, persons entitled should contact the Trust Administration and Confirmation Department on 0861 61 9061 (a South African number) or on (27) 21 509 8383 between 8.30 a.m. and 4.30 p.m. (South African time) on Mondays to Fridays, excluding public holidays.

STRATE

Since 21 January 2002, all transactions in the Company's shares on the JSE have been required to be settled electronically through STRATE. Share certificates have no longer been good for delivery in respect of transactions entered into on the JSE since 14 January 2002.

The Company wrote to certificated shareholders on its South African branch register in October 2001 to inform them of these changes and of the alternative courses of action available to them. The Company also wrote separately to certificated shareholders on the Namibian section of its principal register in January 2002 to explain the impact of STRATE. These included participating in Issuer-Sponsored Nominee Programmes to dematerialise (in the case of South Africa) or immobilise (in the case of Namibia) their previously certificated shareholdings in the Company. Shareholders who have any enquiries about these programmes or about the effect of STRATE on their holding in the Company should contact Computershare Investor Services Limited in Johannesburg on 0861 10 0933.

CHECKING YOUR HOLDING ONLINE

An online service is situated at the Investor Centre option within the website address *www.computershare.com* which gives shareholders access to their account to confirm registered details, mandate instructions in place, dividend enquiries and a real time shareholding balance. A simple calculator function places a market quote against each holding and allows shareholders to estimate its value. There are also a number of downloadable forms from this site such as change of address, dividend mandate instructions and stock transfer forms. Finally there is an extensive list of frequently asked questions and the facility to contact Computershare Investor Services by e-mail.

SHAREHOLDER INFORMATION CONTINUED

FINANCIAL CALENDAR

The Company's financial calendar for the forthcoming year is as follows:

Currency conversion date for the final dividend	3 April 2003
Announcement of currency equivalents of the final dividend, as so converted	4 April 2003
Ex-dividend date in Malawi, Namibia, South Africa and Zimbabwe	opening of business on 14 April 2003
Ex-dividend date on the London Stock Exchange	opening of business on 16 April 2003
Record date for the final dividend	close of business on 22 April 2003
Annual General Meeting	16 May 2003
Final dividend payment date	30 May 2003
Interim results	August 2003
Interim dividend payment date	November 2003
Final results for 2003	February 2004

RULE 144A ADRs

The Company has a Rule 144A American Depositary Receipt (Rule 144A ADR) facility through The Bank of New York. Each Rule 144A ADR represents 10 ordinary shares in the Company. At 31 December 2002, none of the Company's shares were held in the form of Rule 144A ADRs. Any enquiries about the Company's Rule 144A ADR facility should be addressed to The Bank of New York, 101 Barclay Street, New York, NY 10286, USA.

WEBSITES

Further information on the Company can be found at the following websites:
www.oldmutual.com
www.oldmutual.co.za

ELECTRONIC COMMUNICATIONS / ELECTRONIC PROXY APPOINTMENT

If you would like to receive future communications from the Company by e-mail, please log on to our website, *www.oldmutual.com,* select the "Shareholder Information" section, click on "Electronic Communications" and then follow the instructions for registration of your details. In order to register, you will need your shareholder reference number, which can be found on the payment advice notice or tax voucher accompanying your last dividend payment or notification. The number is also on forms of proxy (but not voting instruction forms) for the Annual General Meeting.

Before you register, you will be asked to agree the Terms and Conditions for Electronic Communication with Shareholders. It is important that you read these Terms and Conditions carefully, as they set out the basis on which electronic communications will be sent to you. You should bear in mind that, in accessing documents electronically, you will incur the cost of online time. Any election to receive documents electronically will generally remain in force unless and until you contact the Company's Registrars (via the online address set out earlier in this section of the Report or otherwise) to terminate or change such election.

The use of the electronic communications facility described above is entirely voluntary. If you wish to continue to receive communications from the Company by post, then you do not need to take any action.

Electronic proxy appointment is available for this year's Annual General Meeting. This enables proxy votes to be submitted electronically, as an alternative to filling out and posting a form of proxy. Further details are set out on the form of proxy. Electronic submission is not, however, available for voting instruction forms.

OLD MUTUAL | plc

Old Mutual plc
Registered in England and Wales No. 3591559
and as an external company in each of
South Africa (No. 1999/004855/10),
Malawi (No. 5282),
Namibia (No. F/3591559) and
Zimbabwe (No. E1/99)

Registered Office:
3rd Floor
Lansdowne House
57 Berkeley Square
London W1J 6ER

Website: *www.oldmutual.com*

Designed and produced by
Fitch:London, London, UK

Main photography by **Andy Wilson**
Board photography by **Bill Robinson**

Printed by
Ince (Pty) Ltd, Western Cape, SA


www.oldmutual.com